Form 10-K, Exhibit 13
period 1996-09-30
COMMUNITY FEDERAL BANCORP INC
filed 1996-12-30
CIK 1004524

To Our Stockholders:

We are pleased to provide you with the First Annual Report of Community Federal Bancorp, Inc. since becoming a Stock Company as of March 25, 1996.

Net earnings for the fiscal year ended September 30, 1996, amounted to $2.1 million, an increase of 5.4% from September
30, 1995. These earnings resulted in a 1.05% return on assets.

Legislation was passed in 1996 to recapitalize the Savings Association Insurance Fund ("SAIF") with a one time assessment. This was a cost to Community Federal of $863,000 , $535,000 net of tax benefit, thus our earnings would have been approximately $2.6 million without this assessment.
This action will have a positive effect on our future earnings by reducing our SAIF premium by seventeen (17) basis points.

Stockholders' Equity as of September 30, 1996 was $67.1 million, an increase of 186.6% over September 30, 1995. This growth was primarily due to the infusion of capital from our successful stock conversion. Total assets increased during the fiscal year 25.9% to $204 million, of which 25.6% of the increase was due to the conversion.

Your Company is well capitalized and profitable. We look to the future with optimism and a determination to serve this area with personal service and dedication.

We appreciate your investment in this Company and ask for your continued support.

Jim Ingram



Community Federal Bancorp, Inc.
   President and Chief Executive Officer



                COMMUNITY FEDERAL BANCORP, INC.

Community Federal Bancorp, Inc. (the "Company") was incorporated at the direction of management of Community Federal Savings Bank (the "Bank") for the purpose of serving as a savings institution holding company of the Bank upon the acquisition of all of the capital stock issued by the Bank upon its conversion from mutual to stock form (the "Conversion") effective March 25, 1996. The Company is classified as a unitary savings institution holding company and is subject to regulation by the Office of Thrift Supervision ("OTS").

The Bank was organized in 1933 as a federally chartered mutual savings and loan association, at which time it also became a member of the Federal Home Loan Bank ("FHLB") System and obtained federal deposit insurance. The Bank currently operates through its banking office located in Tupelo, Mississippi. At September 30, 1996, the Bank had total assets of $204.0 million, deposits of $131.7 million, and stockholders' equity of $67.1 million, or 32.9% of total assets.

The Bank's business strategy has been to operate as a profitable and independent community-oriented savings institution dedicated to providing quality customer service. Generally, the Bank has sought to implement this strategy by using retail deposits as its sources of funds and maintaining most of its assets in mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation ("FHLMC"), the
Government National Mortgage Association ("GNMA") and the
Federal National Mortgage Association ("FNMA"), loans secured by owner-occupied one-to-four-family residential real estate located in Lee County, Mississippi and portions of the surrounding counties,(" the Bank's market area"), U.S. government and agency securities, interest-earning deposits, cash and equivalents and consumer loans. The Bank's business strategy incorporates the following key elements: (1) remaining a community-oriented financial institution while maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) attracting a relatively strong retail deposit base from the communities served by the Bank's banking offices; (3) maintaining asset quality by emphasizing investment in local residential mortgage loans, mortgage-backed securities, and other securities issued or guaranteed by the U.S. government or agencies thereof; and (4) maintaining liquidity and capital substantially in excess of regulatory requirements.

As a federally chartered savings institution, the Bank is subject to extensive regulation by the OTS. The lending activities and other investments of the Bank must comply with various federal regulatory requirements, and the OTS periodically examines the Bank for compliance with various regulatory requirements. The Federal Deposit Insurance Company ("FDIC") also has the authority to conduct special examinations. The Bank must file reports with OTS describing its activities and financial condition and is also subject to certain reserve requirements promulgated by the Board of Governors of the Federal Reserve System ("Federal Reserve Board").



                     MARKET FOR COMMON STOCK
                AND RELATED STOCKHOLDER MATTERS

The Company's common stock began trading on the NASDAQ on March 26, 1996, under the symbol "CFTP." At September 30,
1996, there were 4,628,750 shares of the common stock outstanding and approximately 1082 stockholders of record.

The payment of dividends on the Common Stock is subject to determination and declaration by the Board of Directors of the Company. The Board of Directors has adopted a policy of paying quarterly cash dividends on the Common Stock. In addition, from time to time, the Board of Directors may determine to pay special cash dividends in addition to, or in lieu of, regular cash dividends. The payment of future dividends will be subject to the requirements of applicable law and the determination by the board of Directors of the Company that the net income, capital, and financial condition of the Company and the Association, thrift industry trends, and general economic conditions justify the payment of dividends, and there can be no assurance that dividends will be paid, or, if paid, will continue to be paid in the future.

The following table sets forth information as to high and low sales prices of the Company's common stock and cash dividends per share of common stock for the calendar quarters indicated.

                           Price Per Share    Dividends Per Share
                          High        Low       Regular   Special
   Fiscal 1996:
     Second quarter      $13.500    $11.750      $.000     $.000
     Third quarter       $13.475    $12.375      $.075     $.000
     Fourth quarter      $13.625    $12.250      $.075     $.000




                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


                                                Year Ended September 30,
                                  1996      1995      1994      1993      1992
                                                 (In thousands)
INCOME STATEMENT DATA:
 Total interest income          $13,150   $11,016   $10,011   $10,275   $11,154
 Total interest expense           6,950     6,267     6,438     5,312     6,701
    Net interest income           6,200     4,749     3,573     4,963     4,453
 Provision for loan losses           20        30        25       100       190
    Net interest income
      after provision for
      loan losses                 6,180     4,719     3,548     4,863     4,263
 Noninterest income                 188       132       752       133       173
 Noninterest expense              3,036     1,672     1,840     1,508     1,248
 Income before income taxes       3,332     3,179     2,460     3,488     3,188
 Provision for income taxes       1,184     1,144     1,012     1,171     1,060
 Cumulative effect of change
   in accounting principle            0         0       131         0         0
 Net income                     $ 2,148   $ 2,035   $ 1,317   $ 2,317   $ 2,128

 Earnings per share (1)            $.27       N/A      N/A       N/A      N/A


                                              At September 30,
                              1996        1995      1994       1993      1992
                                              (In thousands)
BALANCE SHEET DATA:
 Total assets               $204,017   $162,042   $154,600   $147,909  $141,799
 Loans receivable, net       117,631     97,988     84,269     84,429    84,657
 Mortgage-backed and
   related securities         50,974     31,071     33,755     29,043    28,537
 Securities                   28,893     27,890     30,146     15,615    10,429
 Deposits                    131,740    134,555    131,989    129,035   125,507
 Stockholders' equity         67,139     23,427     20,394     17,650    15,200


                                              Year Ended June 30,
                               1996       1995       1994        1993    1992
                                               (In thousands)
KEY OPERATING DATA:
 Return on average
   assets                       1.1%      1.3%       0.9%        1.6%    1.6%
 Return on average
   equity                       4.4       9.4        7.0        14.0    15.0
 Average equity to
   average assets              26.2      13.6       12.4        11.1    10.4
 Dividend payout
   ratio (1)                   57.9       N/A        N/A         N/A     N/A
 Number of offices              1         1          1           1       1


(1) Earnings per share and dividend payout ratio are presented from the conversion date, March 25, 1996.


  ITEM 5.--MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
           CONDITION AND RESULTS OF OPERATIONS

General

As is the case with most savings institutions, the profitability of the Savings Bank depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing deposits. The Savings Bank's net earnings also is dependent, to a lesser extent, on the level of provision for loan losses, its non-interest income and non-interest expenses, such as compensation and benefits, occupancy and equipment, deposit insurance premiums, and miscellaneous other expenses, as well as provisions for federal and state income tax.

Business Strategy

The Company's goal is to continue to serve its Primary Market
Area as an independent, consumer-oriented financial institution dedicated to financing home ownership and providing needed financial services to its customers in an efficient manner. The principal components of its business strategy are discussed below.

Emphasis on Traditional Lending in its Primary Market Area. The Savings Bank is a traditional savings bank operating in northeastern Mississippi. The Savings Bank's primary lending emphasis has been the origination for portfolio of one-to-four family residential first mortgage loans. The Savings Bank generally limits its lending activities to its Primary Market Area. The Savings Bank believes that it has a substantial market share in Lee County and competitive market shares in the other counties in which it operates, both with respect to deposits and first mortgage loans. In order to offer a broader array of loan products to its customers, in fiscal 1995 the Savings Bank began to originate automobile and commercial loans.

Interest Rate Risk Management. The Savings Bank has actively sought to reduce vulnerability of its operations to changes in interest rates by managing the imbalance between its interest-earning assets and interest-bearing liabilities with shorter-term and more liquid securities and other investments.
To achieve this goal, the Savings Bank has invested new funds from deposit growth and earnings and funds from repayments of loans and securities into mortgage-backed securities and collateralized mortgage obligations ("CMO") and government-related securities with a maturity or average life of five years or less. Moreover, the automobile and commercial loans that the Savings Bank began to originate in fiscal 1995 will add additional shorter-term loans that will be held in the Savings Bank's loan portfolio.

Maintain Asset Quality. Management believes that high asset quality is a key to long-term financial success. As a result, the loans which are emphasized by the Savings Bank and its related policies and practices are intended to maintain a high level of asset quality and reduced credit risk. At
September 30, 1996, the Savings Bank's non-performing assets, which consist of non-accrual loans, accruing loans greater than 90 days delinquent and real estate acquired through foreclosure or by deed-in-lieu thereof, amounted to $717,000 or 0.35% of the Savings Bank's total assets.

High Levels of Regulatory Capital and Moderate Growth. The Savings Bank seeks to maintain high levels of regulatory capital to give it maximum flexibility in the changing regulatory environment and to respond to changes in the market and economic conditions. These levels of capital have been achieved through the conversion and consistent earnings enhanced by low levels of non-interest expenses at the Savings Bank's single office and have been maintained at those high levels as a result of its policies of moderate growth generally confined to its Primary Market Area. At
September 30, 1996, the Savings Bank's tangible, core and risk-based capital ratios amounted to 22.8%, 22.8%, and 50.8%, respectively, which exceeded the minimum requirements of 1.5%, 3.0%, and 8.0%, respectively.

Low Non-Interest Expense. The Savings Bank's non-interest expenses were 1.6% of average total assets for the fiscal year ended September 30, 1996 and have averaged approximately 1.1% of average total assets annually for each of the five fiscal years in the period ended September 30, 1996. A principal factor in the Savings Bank's low-level of non-interest expenses is its single office operation.

Asset/Liability Management

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets maturing or repricing within a given period. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect.

The lending activities of savings associations have historically emphasized long-term, fixed-rate loans secured by one-to-four family residences, and the primary source of funds of such institutions has been deposits. The deposit accounts of savings associations generally bear interest rates that reflect market rates and largely mature or are subject to repricing within a short period of time. This factor, in combination with substantial investments in long-term, fixed-rate loans, has historically caused the income earned by savings associations on their loan portfolios to adjust more slowly to changes in interest rates than their cost of funds. In addition, during the 1980s, the Savings Bank sold a small percentage of the mortgage loans it originated to FNMA but retained the servicing on such loans. The Savings Bank no longer actively sells loans with servicing rights retained.
As a result, the servicing portfolio has decreased from $5.7 million at September 30, 1993 to $2.2 million at September 30, 1996 due to principal repayments. See Note 5 of the Notes to Financial Statements.

The Savings Bank originates both fixed- and adjustable-rate residential real estate loans as market conditions dictate.
In the current interest rate environment, it generally offers fixed-rate loans up to a 15-year term and adjustable-rate loans with a maximum term of 30 years. All of the adjustable-rate loans in the Savings Bank's loan portfolio are indexed to the National Average Mortgage Rate Index, published by the FHLB System monthly and are adjusted on an annual basis after an initial fixed-rate period of up to three years.
While the Savings Bank does not currently sell any of its adjustable-rate one-to-four family residential loans, a substantial portion of such loans in the Savings Bank's portfolio would qualify for sale and securitization under FHLMC, FNMA, and Government National Mortgage Association ("GNMA") guidelines. At September 30, 1996, $45.6 million or 44.8% of the Savings Bank's loans, before net items, were fixed-rate one-to-four family residential mortgages, and $56.4 million or 55.2% were adjustable-rate one-to-four family residential first mortgage loans. All of these adjustable loans have interest rates that adjust annually after an initial fixed-rate period of up to three years with a substantial majority first adjusting two years after origination.

As market demand for adjustable-rate mortgage loans has decreased, the Savings Bank has combined origination of shorter-term fixed-rate loans and one-year adjustable loans with the purchase of low-risk CMOs and government-related securities with a maturity or average life of five years or less or with adjustable rates and investment in mutual funds.
All of the Savings Bank's CMOs are backed by U.S. government securities and are first-tranche CMO investments to minimize risk. The Savings Bank's mutual fund portfolio consists of funds backed by short-term U.S. government securities and adjustable-rate loans secured by one-to-four family residences. In addition, during fiscal 1996 and 1995, respectively, $1,307,000 and $845,000 of the Savings Bank's automobile loans were originated by the Savings Bank.
Previously, during fiscal 1994, 1993, and 1992 the Savings
Bank purchased a total of $2.9 million of automobile loans with contractual terms ranging from one to four years. During fiscal 1995, the Savings Bank also began to originate one to four family residential short-term Balloon mortgages, one to four family residential bridge loans and commercial loans. Emphasis on shorter term and adjustable-rate loans and shorter term securities helps the Savings Bank limit its exposure to rising interest rates.

The Savings Bank anticipates continuing to follow this policy of investing in shorter-term securities and loans for as long as long-term interest rates remain at their current level or lower and will reevaluate it if there is a material and prolonged rise in interest rates. Notwithstanding the foregoing, however, because the Savings Bank's interest-bearing liabilities which mature or reprice within short periods exceed its earning assets with similar characteristics, material and prolonged increases in interest rates generally would adversely affect net interest income, while material and prolonged decreases in interest rates generally, but to a lesser extent because of their historically low levels, would have a positive effect on net interest income.

At June 30, 1996, based on the most recent available information provided by the OTS, it was estimated, on an unaudited basis, that the Bank's net portfolio value ("NPV") (the net present value of the Bank's cash flows from assets, liabilities, and off-balance sheet items) would decrease 6%, 12%, 21%, and 29% and increase 5%, 10%, 12%, and 15% in the event of 1%, 2%, 3%, and 4% increases and decreases in market interest rates, respectively. These calculations indicate that the Bank's NPV could be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. In order to mitigate its interest rate risk, the Bank maintains substantial capital levels that management believes are sufficient to sustain unfavorable movements in market interest rates.

The OTS uses the NPV calculation to monitor institutions' interest rate risk exposure ("IRR"). The OTS has promulgated regulations regarding a required adjustment to an institution's risk-based capital based on IRR. The application of the OTS' methodology quantifies IRR as the change in the NPV which results from a theoretical 200 basis point increase or decrease in market interest rates.  If the NPV from either calculation would decrease by more than 2%
of the present value of the institution's assets, the
institution must deduct 50% of the amount of the decrease in excess of such 2% in the calculation of risk-based capital.
The IRR regulations were originally effective as of January 1,
1994, subject to a two quarter "lag" time between the
reporting date of the data used to calculate an institution's interest rate risk and the effective date of each quarter's
interest rate risk component.  However, the Director of the
OTS indicated that it would waive the capital deductions for institutions with a greater than "normal" risk until the OTS
publishes an appeals process.   If implemented, the Savings
Bank would still have exceeded the regulatory requirement.

Changes in Financial Condition

At September 30, 1996, the Company's assets totaled $204.0 million, as compared to $162.0 million at September 30, 1995. Total assets increased by $42.0 million, or 25.9%, from September 30, 1995 to September 30, 1996. The increase in total assets during this period was principally funded through $41.4 million in net proceeds from the stock offering.

The increase in total assets at September 30, 1996 was due primarily to a $19.6 million, or 20.0% increase in the Savings Bank's loans receivable, net and a $20.6 million, or 35.5% increase in securities. The $19.6 million increases were the result of the Company's election to invest a substantial portion of its new and excess funds into loans, especially one-to-four family residential, construction and consumer loans and securities.

During the fiscal year ended September 30, 1996, total deposits decreased by $2.8 million, or 2.1%, to $131.7 million. This decrease was the results of withdrawals from deposit accounts maintained with the Savings Bank for payment of The Company's common stock during the stock offering.
Primarily, as a result ofthe stock offering and an increase in unrealized gain on securities available for sale, net of deferred taxes, of $642,000, the Company's equity increased by $43.7 million to $67.1 million at September 30, 1996 compared to $23.4 million at September 30, 1995.

Results of Operations for the Years Ended September 30, 1996,
1995, and 1994

The Company had net income of $2.1 million for the year ended
September 30, 1996 compared to net income of $2.0 million for fiscal 1995. The $100,000 increase in net income represented a 4.9% increase over fiscal 1995. Net income for fiscal 1996 was materially affected by a one time special assessment to recapitalize the Savings Association Insurance Fund ("SAIF"). Net Income would have been approximately $2.6 million for the year ended September 30, 1996, a $600,000 or 29.5% increase over fiscal year ended September 30, 1995, had the Bank not paid $863,000, $535,000 net of taxes benefit, for this one time assessment. The Company's net income of $2.0 million for the fiscal year ended September 30, 1995 represented an increase of $700,000 or 54% over fiscal 1994.
Net income for fiscal 1994 was materially affected by three one-time events: (1) the $1.2 million special interest payment, (2) the $382,000 stock offering expense, and (3) a $744,000 gain on the sale of FHLMC stock from the Company's available for sale portfolio sold to partially fund the special interest payment. But for these events, the Company's net income for fiscal 1994 would have been $1.8 million and net income for fiscal 1995 would have increased by approximately $200,000 or 15.4% as compared to fiscal 1994.

Net Interest Income. The Company's net interest income is determined by its interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

Total interest income increased by $2.1 million, or 19.4%, in the fiscal year ended September 30, 1996 compared to fiscal
1995. The increase was due primarily to a $1.5 million or 21.6% increase in interest and fees on loans receivable as the average balance increased by $13.6 million or 15.0% and the average interest rate earned on loans increased 0.44% to 8.20%. Interest income and dividends on securities held to maturity and securities available for sale (including, mortgage backed securities, CMO, Mutual Funds, and government-related securities) increased $320,000 or 8.5% resulting from an increase in the average balance of $9.0 million or 15.5%, while the average yield decreased from 6.35% to 5.96%. Interest income from other interes earning assets increased $244,000 or 110.0% as the average balance increased $5.1 million while the average yield declined form 5.33% to 5.03%.

Total interest income increased by $1.0 million, or 10.0%, for the fiscal year ended September 30, 1995 compared to the fiscal year ended September 30, 1994. This increase was due primarily to a $588,000, or 9.1%, increase in interest and fees on loans as the average balance increased by $7.6 million or 9.1% while the average interest rate earned on loans remained 7.76%. Interest income on mortgage-backed and related securities (including collateralized mortgage obligations) increased $143,000 or 7.3%, primarily resulting from an increase in the average yield from 5.63% to 6.45%. Interest income and dividends on securities (including mutual funds and mortgage-backed securities available for sale) increased by $460,000 or 38.2% for fiscal year 1995 compared to fiscal year 1994 as the average balance increased by $5.1 million or 23.7% and the average yield increased to 6.22% from 5.57%. Interest income from other interest-earning assets fell $185,000, or 45.6%, to $221,000 for 1995 as a result of a
62.5% decline in the average balance to $4.1 million.

Total interest expense increased by $682,000, or 10.9%, in fiscal year ended September 1996 compared to fiscal year ended September 30, 1995. Such increase was primarily the result of a a 50 basis point (1.0% equaling 100 basis points) increase in the average rate paid on interest bearing liabilities in response to market conditions. The increase of $2.2 million on average balance of deposits was offset by the decrease of $2 million in average balance of FHLB advances that the Savings Bank obtained from FHLB of Dallas in fiscal year 1995.

Interest expense on deposits and borrowings decreased by $171,000, or 2.7%, during the fiscal year ended September 1995 compared to fiscal 1994. Such decrease was due primarily to a decrease in interest paid on deposits, as a result of 22 basis point decrease in the average rate paid. The decrease in interest paid on deposits was partially offset by the $148,000 o finterest paid on FHLB advances that the Savings Bank obtained from the FHLB of Dallas during fiscal 1995. The Savings Bank borrowed from the FHLB of Dallas to meet short-term liquidity needs at interest rate that were lower than funds then available in its traditional deposit market.

The Savings Bank's net interest income increased by $1.5 million, or 30.6%, in fiscal 1996 compared to fiscal 1995. The Savings Bank's interest rate spread was 2.04% in fiscal 1996 as compared to 2.49% in fiscal 1995. The changes in the interest rate spread during the period were primarily the result of a slightly increasing interest rate environment in which the Savings Bank's interest-earning assets increased less rapidly than interest-bearing liabilities.

As a result of the foregoing, the Savings Bank's net interest income increased by $1.2 million, or 32.9%, during the fiscal year ended September 30, 1995 compared to fiscal 1994. The Savings Bank's interest rate spread was 2.49% for the fiscal year ended September 30, 1995 compared to 1.81% for the fiscal year ended September 30, 1994. However, but for the special interest payment in fiscal 1994, net interest income would have been $4.8 million and the interest rate spread for fiscal 1994 would have been 2.74%.

Provision for Loan Losses. The Savings Bank's provision for loan losses was $20,000 during the fiscal year ended
September 30, 1996 compared to $30,000 and $25,000 during fiscal 1995 and 1994, respectively. Provisions for loan losses are charged to earnings to bring the total allowance to a level deemed appropriate by management based on the volume and type of lending conducted by the Savings Bank. Provisions in fiscal 1995 and 1996 were made in order to adjust the allowance for the increased volume of mortgage loans as well as the expansion of consumer and commercial lending. Commercial and consumer loans traditionally have a higher rate of default and are secured by collateral that often depreciates or is less liquid than the real estate securing mortgage loan.

The Savings Bank's methodology for evaluating the adequacy of its allowance for loan losses, which conforms with GAAP, considers collateral valuation, changes in the loan portfolio mix and certain economic indicators, causing it to be a leading indicator of inherent risk in the loan portfolio. Accordingly, it is not necessarily reflective of past trends in charge-offs and other factors. The methodology incorporates economic indicators such as growth in personal income and unemployment rates as well as other economic indicators affecting the Savings Bank's market area and considers higher risk loan groups, including growth in the Savings Bank's consumer and multi-family and non-residential loan portfolios.

Non-Interest Income. Non-interest income was $188,000 in fiscal 1996, an increase of $56,000, or 42.4%, compared to non-interest income of $132,000 in fiscal 1995. The primary difference in non-interest income between fiscal 1996 and fiscal 1995 was the $55,000 net gain on the sale of securities in fiscal 1996 compared to a $0 net gain on the sale of securities in fiscal 1995. Non-interest income amounted to $132,000 for the fiscal year ended September 30, 1995 compared to $752,000 for fiscal 1994. The decrease was due primarily to a $646,000 decrease in net gains on sales of securities. The gains on sales of securities in fiscal 1994 were primarily the result of the sale of FHLMC stock from the Savings Bank's available for sale portfolio that was sold in order to partially fund the special interest payment.

Non-Interest Expenses. The primary reasons for the increase in non-interest expenses in fiscal 1996 compared to fiscal 1995 were the $863,000 one-time special assessment of 65.7 basis points on SAIF insured deposits as of March 31, 1995 and the $314,000 increase in compensation and benefits which resulted from increased personnel, merit raises, and $220,000 in ESOP expense which was new in fiscal 1996. Non-interest expenses amounted to $1.7 million during the fiscal year ended September 30, 1995, a $168,000, or 9.1%, decrease over the $1.8 million of non-interest expenses during the year ended September 30, 1994. Non-interest expenses during the year ended September 30, 1994 exceeded non-interest expenses in fiscal 1993 by $332,000 or 22.0%. The primary reason for the decrease in non-interest expenses in fiscal 1995 compared to fiscal 1994 was the decrease of $339,000 or 45.4% in other expenses which were partially offset by an increase of $145,000 or 20.9% in compensation and benefits. Other expenses decreased substantially in fiscal 1995 compared to fiscal 1994 because of the $382,000 stock offering expense incurred in fiscal 1994. The primary reasons for the 1995 increase in the compensation and benefits expense were a modification in the formula used to calculate annual bonus payments from 7% to 15% of total salaries and the addition of two employees including Vice President Mark Burleson to head the consumer and commercial lending department.

Income Taxes. The provision for income taxes was $1.2 million, $1.1 million, and $1.0 million in fiscal 1996, 1995, and 1994, respectively. The changes in such respective amounts primarily reflect the fluctuations in levels of income before income taxes of the Company during those fiscal years of $3.3 million, $3.2 million, and $2.5 million, respectively. See Note 10 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

The Savings Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Government, federal agency, and other investments having maturities of five years or less. Current OTS regulations require that a savings association maintain liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At September 30, 1996, the Savings Bank's liquidity, as measured for regulatory purposes, was in excess of the minimum OTS requirement.

Cash was generated by the Savings Bank's operating activities during the years ended September 30, 1996, 1995, and 1994, primarily as a result of net income. The adjustments to reconcile net income to cash provided by operating activities during the periods presented consisted primarily of amortization of premiums and discounts, proceeds from the sale of loans, and increases or decreases in interest and dividends receivable, prepaid income taxes, accrued interest payable, and accrued expenses and other liabilities. The primary investing activity of the Savings Bank is lending, which is funded with cash provided by operations, as well as principal collections and maturities of interest-bearing deposits in banks. For additional information about cash flows from the Savings Bank's operating, financing, and investing activities, see the Statements of Cash Flows included in the Consolidated Financial Statements.

At September 30, 1996, the Savings Bank had outstanding $2.1 million in commitments to originate loans and $1.4 million in commitments under unadvanced construction loans. At the same date, the total amount of certificates of deposit which are scheduled to mature by September 30, 1997 was $88.4 million. The Savings Bank believes that it has adequate resources to fund commitments as they arise and that it can adjust the rate on savings certificates to retain deposits in changing interest rate environments. If the Savings Bank requires funds beyond its internal funding capabilities, advances from the FHLB of Dallas are available as an additional source of funds.

The Savings Bank is required to maintain specified amounts of capital pursuant to OTS regulations. The capital standards generally require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement, and a risk-based requirement. At September 30, 1996, the Savings Bank's tangible and core capital totaled $41.8 million, or 22.8% of adjusted total assets, which exceeded the respective minimum requirements at that date by approximately $39.1 million and $36.3 million, respectively, or 21.3% and 19.8% of total assets, respectively. The Savings Bank's risk-based capital totaled $42.4 million at September 30, 1996, or 50.8% of risk-weighted assets, which exceeded the current requirement of 8.0% by approximately $35.7 million, or 42.8% of risk-weighted assets.

Pending Accounting Pronouncements

In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. SFAS No. 121 establishes accounting standards for the impairment and disposal of long-lived assets and certain identifiable intangibles. It requires that such assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the review for recoverability, based on undiscounted expected future cash flows, indicates that impairment exists, the loss should be measured based on the fair value of the asset. The Company adopted SFAS
No. 121, as was required, effective October 1, 1996, with no significant impact on the Company's financial position or on the results of its operations as long-lived assets are not significant.

In May 1995, the FASB issued SFAS No. 122, Accounting for Mortgage Servicing Rights, an amendment to SFAS No. 65. This statement eliminates the accounting distinction between rights to service mortgage loans for others that are acquired through loan origination activities and those acquired through purchase transactions. The Company adopted SFAS No. 122, as was required, effective October 1, 1996 with no impact on the financial statements as the Company is not currently participating in the sale or securitization of any loans in its loan portfolio.

In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 established a fair value based method for accounting for stock based compensation plans but still granted entities the option of accounting for stock based compensation plans under the provisions of APB Opinion No. 25 if they provide disclosures required by SFAS No. 123. The Company adopted the provisions of this Standard, as was required, effective October 1, 1996, and elected to account for these plans under the provisions of APB No. 25 and will provide the required disclosures in future periods.

In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted.
The Company will adopt the provisions of the Standard on January 1, 1997. Based on the Company's current operating activities, management does not believe that the adoption of this statement will have a material impact on the Company's financial condition or results of operations.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

Unlike most industrial companies, virtually all of the Savings Bank's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

Average Balance, Interest, and Average Yields and Rates

The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the date indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods indicated.

The table also presents information for the periods indicated and at September 30, 1996 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets." which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.



                        As of       Year Ended September 30,
                    September 30,            1996
                         1996
                      Weighted    Average            Yield/
                     Yield/Rate   Balance  Interest   Rate

                                (Dollars in thousands)
Interest-earning
  assets:
Loans receivable,
  net                   7.83      104,425     8,563    8.20
Mortgage-backed
  and related
  securities (1)        6.57       41,171     2,658    6.46
Securities (2)          6.08       27,167     1,416    5.21
Other interest-
  earning assets (3     4.00        9,242       465    5.03
Total interest-
  earning assets        7.25      182,005    13,102    7.20
Non-interest-earning
  assets:                           5,214
Total assets                      187,219
Interest-bearing
  liabilities:
Transaction accounts    2.99       26,507       621    2.79
Certificates of
  deposit               5.41      107,848     6,309    5.84
Borrowings              0.00          250        19    7.60
Total interest-bearing
  liabilities           5.08      134,605     6,949    5.16
Non-interest-bearing
  liabilities                       3,531
Total liabilities                 138,136
Equity                             49,083
Total liabilities and
  equity                          187,219
Net interest income;
  interest rate
   spread              2.17                  6,153    2.04
Net interest
  margin (4)                                          3.38
Average interest-earning
assets to average
 interest-bearing
 liabilities                                        135.21



                                                   Year Ended September 30,
                                                            1995
                                                  Average              Yield/
                                                  Balance   Interest   Rate
Interest-earning assets:
  Loans receivable, net                          $ 90,778    $ 7,041   7.76%
  Mortgage-backed and related securities (1)       32,422      2,092   6.45
  Securities (2)                                   26,721      1,662   6.22
  Other interest-earning assets (3)                 4,149        221   5.33
  Total interest-earning assets                  $154,070    $11,016   7.15

Non-interest-earning assets                         5,288
     Total assets                                $159,358
Interest-bearing liabilities:
  Transaction accounts                           $ 19,823   $   549    2.77
  Certificates of deposit                         112,278     5,570    4.96
  Borrowings                                        2,333       148    6.34
  Total interest-bearing liabilities             $134,434   $ 6,267    4.66
Non-interest-bearing liabilities                    3,209
      Total liabilities                          $137,643
Equity                                             21,715
      Total liabilities and equity               $159,358
Net interest income; interest rate spread                   $ 4,749    2.49%
Net interest margin (4)                                                3.08%
Average interest-earning assets to average
  interest-bearing liabilities                                       114.61%

                                                  Year Ended September 30,
                                                            1994 (5)
                                                  Average             Yield/
                                                  Balance   Interest  Rate
Interest-earning assets:
  Loans receivable, net                          $ 83,178   $ 6,453   7.76%
  Mortgage-backed and related secruties (1)        34,585     1,948   5.63
  Securities (2)                                   21,598     1,203   5.57
  Other interest-earning assets (3)                11,050       406   3.67
  Total interest-earning assets                  $150,411   $10,011   6.66%
Non-interest-earning assets                         2,601
      Total assets                               $153,012
Interest-bearning liabilities:
  Transaction accounts                           $ 26,179   $   925   3.53%
  Certificates of deposit                         106,357     5,513   5.18
  Borrowings                                            0         0      0
  Total interest-bearing liabilities             $132,536   $ 6,438   4.85%
Non-interest-bearing liabilities                    1,527
      Total liabilities                          $134,063
Equity:                                            18,949
      Total liabilities and equity               $153,012
Net interest income; interest rate spread                   $ 3,573   1.81%
Net interest margin (4)                                               2.37%
Average interest-earning assets to average
  interest-bearing liabilities                                      113.49%



(1) Consists of mortgage-backed and related securities available for sale and held to maturity.
(2) Consists of securities available for sale and securities held to maturity.
(3)  Consists primarily of interest-bearing deposits.
(4) Net interest margin is net interest income divided by average interest-earning assets.
(5) Interest expense on deposits, net interest income, interest rate spread and the net interest margin were adversely affected by the $1.2 million special interest payment.

Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Community's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.




                  1996 Compared to 1995   1995 Compared to 1994
                          Inc                     Inc
                    Inc   (Dec)   Total    Inc   (Dec)  Total
                   (Dec)  Due to  Inc     (Dec)  Due to  Inc
                  Due to    Vol   (Dec)   Due to  Vol   (Dec)
                   Rate                    Rate
                                          (In Thousands)
Interest-Earning
 Assets:
Loans               464   1,106   1,570     0     588     588
Mortgage-backed
  and related
  securities(1)       1     565     566   252    (108)    144
Securities (2)     (274)     28    (246) (428)    887     459
Other interest-
 earning assets     (12)    256     244   178    (363)   (185)
Total interest-
 earning assets     179   1,955   2,134     2   1,004   1,006

Interest-Bearing
 Liabilities:
Deposits and
 borrowings (3)     675       8     683  (248)     77    (171)

Increase (decrease)
 in net interest
 income (3)        (496)  1,947   1,451   250     927   1,177




                             1994 Compared to 1993
                              Inc     Inc
                             (Dec)   (Dec)    Total
                            Due to   Due to    Inc
                             Rate     Vol     (Dec)
Interest-Earning
 assets:
Loans                        (619)    74      (545)
Mortgage-backed and
 related securities (1)         6      7        13
Securities (2)                243    168       411
Other interest-
 earning assets               (45)   (99)     (144)
Total Interest-
 earning assets              (415)   150      (265)

Interest-Bearing
 Liabilities:
Depostis and
 borrowings                 1,496   (370)    1,126

Increase (decrease)
 in net interest
 income (3)                (1,911)   520    (1,391)


(1) Consists of mortgage-backed and related securities available for sale and held to maturity.
(2) Consists of securities available for sale and securities held to maturity for 1995 and 1994.
(3) A special interest payment of $1.2 million in fiscal 1994 increased the rate of deposits and borrowings and decreased the net interest during that period.


Liquidity and Capital Resources

The Company continues to maintain a high level of liquid assets in order to meet its funding requirements. At September 30, 1996 the Company had approximately $4.2 million in cash on hand and interest-bearing deposits in other banks which represented 2.06$ of total assets. At September 30, 1996, the Company's level of liquid assets, as measured for regulatory compliance purposes was 9.47%, or $5.8 million, in excess of the minimum liquidity requirement of 5%.

At September 30, 1996, the Company had $67 million of total equity or 32.9% of total assets. The Company continues to exceed its regulatory capital requirements ratios at September 30, 1996. Tangible capital and core capital were $41.8 million, which represented 22.8% of adjusted total assets and risk-based capital was $42.4 million which represented 50.8% of total risk-weighted assets at September 30, 1996. Such amounts exceeded the minimum required ratios of 1.5%, 3.0%, and 8%, respectively, by 21.3%, 19.8%, and 42.8%, respectively. At September 30, 1996, the Company continued to meet the definition of a "well-capitalized" institution the highest of the five categories under the FDICIA prompt corrective action standards.



                 COMMUNITY FEDERAL BANCORP, INC.


               Consolidated Financial Statements
               as of September 30, 1996 and 1995
                         Together With
                        Auditor's Report

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To Community Federal Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Community Federal Bancorp, Inc. (a Delaware corporation) AND SUBSIDIARY as of September 30, 1996 and 1995 and the related consolidated statements of income, stockholders' equity, and cash flows for the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Community Federal Bancorp, Inc. and Subsidiary at September 30, 1996 and 1995 and the results of their operations and their cash flows for each of the three years ended September 30, 1996, in conformity with generally accepted accounting principles.




Birmingham, Alabama
October 25, 1996


                        COMMUNITY FEDERAL BANCORP, INC.


                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                       AS OF SEPTEMBER 30, 1996 AND 1995



                                     ASSETS

                                                        1996          1995
CASH AND CASH EQUIVALENTS                         $  1,764,355   $  1,146,100

INTEREST-BEARING DEPOSITS IN BANKS                   2,441,324      1,749,000

SECURITIES AVAILABLE FOR SALE, at fair value        75,111,784     25,124,584
SECURITIES HELD TO MATURITY, at amortized
  Cost (estimated fair value of $4,625,305 and
  $33,501,362, respectively                          4,755,702     33,836,768

LOANS RECEIVABLE, net                              117,630,885     97,988,023

ACCRUED INTEREST AND DIVIDENDS RECEIVABLE            1,343,947      1,159,165

REAL ESTATE OWNED                                            0        138,972

PREMISES AND EQUIPMENT, net                            607,267        664,748

PREPAID INCOME TAXES                                         0         44,212

OTHER ASSETS                                           361,678        190,479

TOTAL ASSETS                                      $204,016,942   $162,042,051


                      LIABILITIES AND STOCKHOLDER'S EQUITY

DEPOSITS                                          $131,740,433   $134,554,504
FEDERAL HOME LOAN BANK ADVANCES                              0      1,000,000
OTHER LIABILITIES:
Accrued interest payable                               616,422        663,472
Advances from borrowers for taxes and insurance        444,784        392,844
Deferred income taxes payable                        1,893,037      1,559,229
Income taxes payable                                     9,376              0
Accrued expenses and other liabilities               2,173,994        445,102
Total liabilities                                  136,878,046    138,615,151
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS'S EQUITY:
Preferred stock, no par value; 2,000,000
  shares authorized; shares issued and
  outstanding--none                                         0               0
Common stock, par value $.01 per share;
  10,000,000 shares authorized, 4,628,750
  shares issued                                        46,288               0
Additional paid-in capital                         45,006,311               0
Retained earnings                                  22,511,930      21,030,744
Unearned compensation                              (3,464,110)              0
Unrealized gain on securities available for
  sale, net                                         3,038,477       2,396,156
Total stockholders' equity                         67,138,896      23,426,900
Total liabilities and stockholders' equity       $204,016,942    $162,042,051



The accompanying notes are an integral part of these statements.


                                     COMMUNITY FEDERAL BANCORP, INC.


                              CONSOLIDATED STATEMENTS OF INCOME

                  FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1005, AND 1994

                                         1996           1995         1994
INTEREST INCOME:
Interest and fees on loans:
Mortgage loans                     $ 8,217,595    $ 6,706,168    $ 6,300,230
Consumer loans                         262,356        290,673        152,545
Commercial loans                       130,510         43,870              0
Interest and dividends on
  securities held to maturity          824,987      1,432,584      3,151,376
Interest and dividends on
 securities available for sale       3,249,772      2,321,642              0
Other interest income                  464,598        220,885        406,429
Total interest income               13,149,818     11,015,822     10,010,580
INTEREST EXPENSE:
Deposits                             6,930,124      6,119,346      6,438,131
Other borrowings                        19,410        147,970              0
Total interest expense               6,949,534      6,267,316      6,438,131
Net interest income                  6,200,284      4,748,506      3,572,449

PROVISION FOR LOAN LOSSES               20,000         30,000         25,000
Net interest income after
provision for loan losses            6,180,284      4,718,506      3,547,449
NONINTEREST INCOME:
Gain on sale of securities
 available for sale, net                54,838              0        646,168
Loan servicing fees                     67,254         62,971         62,995
Other income                            65,656         69,428         43,215
Total noninterest income               187,748        132,399        752,378
NONINTEREST EXPENSES:
Compensation and benefits            1,153,133        839,466        694,431
Special SAIF assessment                863,835              0              0
Deposit insurance premium              317,896        305,811        300,881
Occupancy and equipment                134,745        118,774        100,817
Gain on real estate owned, net         (15,119)          (217)        (3,318)
Other expenses                         580,990        408,031        746,839
Total noninterest expenses           3,035,480      1,671,865      1,839,650
Income before income taxes and
 cumulative effect of change in
 accounting principle                3,332,552      3,179,040      2,460,177

PROVISION FOR INCOME TAXES           1,184,294      1,144,334      1,012,428
INCOME BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE     2,148,258      2,034,706      1,447,749

CUMULATIVE EFFECT AT OCTOBER 1, 1994
  OF CHANGE IN ACCOUNTING FOR
  INCOME TAXES                               0              0       130,800
NET INCOME                        $  2,148,258   $ 2,034,706    $ 1,316,949

EARNINGS PER SHARE                        $.27          N/A            N/A


The accompanying notes are an integral part of these statements.


                               COMMUNITY FEDERAL BANCOPR, INC.


                      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995, AND 1994



                                                     Additional
                                           Common     Paid-In     Retained
                                            Stock      Capital    Earnings
BALANCE, September 30, 1993                   0            0     $17,679,089
Net income                                    0            0       1,316,949
Change in net unrealized depreciation
 on certain marketable equity securities      0            0               0
Unrealized gain on securities available
 for sale                                     0            0               0
BALANCE, September 30, 1994                   0            0      18,996,038

Net income                                    0            0       2,034,706
Change in unrealized gain on securities
 available for sale, net                      0            0               0
BALANCE, September 30, 1995                   0            0      21,030,744

Net income                                    0            0       2,148,258
Change in unrealized gain (loss) on
 securities, due to the reclassification
 of securities from held to maturity
 to available for sale, net                   0            0               0
Issuance of common stock                 46,288   44,954,433               0
Change in unrealized gain on securities
 available for sale, net                      0            0               0
Amortization of unearned compensation         0       51,878               0
Dividends declared ($.15 per share)           0            0        (667,072)
BALANCE, September 30, 1996             $46,288  $45,006,311     $22,511,930

                                                             Net Unrealized
                                                              Depreciation
                                                                on Certain
                                              Unearned          Marketable
                                             Compensation   Equity Securities

BALANCE, September 30, 1993                            0        $(28,989)
Net Income
Change in net unrealized depreciation
 on certain marketable equity securities               0               0
Unrealized gain on securities available
 for sale                                              0          28,989
BALANCE, September 30, 1994                            0               0

Net income                                             0               0
Change in unrealized gain on securities
 available for sale, net                               0               0
BALANCE, September 30, 1995                            0               0

Net income                                             0               0
Change in unrealized gain (loss) on
 securities, due to the reclassification
 of securities from held to maturity to
 available for sale, net                               0               0
Issuance of Common stock                      (3,632,000)              0
Change in unrealized gain on securities
available for sale, net                                0               0
Amortization of unearned compensation            167,890               0
Dividends declared ($.15 per share)                    0               0
BALANCE, September 30, 1996                  $(3,464,110)              0



                                              Unrealized
                                                  Gain on
                                                 Securities
                                                Available for
                                                  Sale, Net       Total

BALANCE, September 30, 1993                    $         0     $17,650,100
Net income                                               0       1,316,949
   Change in net unrealized depreciation
     certain marketable equity securities                0          28,989
   Unrealized gain on securities available
     for sale                                    1,398,075       1,398,075
BALANCE, September 30, 1994                      1,398,075      20,394,113
   Net income                                            0       2,034,706
   Change in unrealized gain on securities
    available for sale, net                        998,081         998,081
BALANCE, September 30, 1995                      2,396,156      23,426,900
   Net income                                            0       2,148,258
   Change in unrealized gain (loss) on
     securities, due to the reclassification
     of securities from held to maturity to
     available for sale, net                       (28,115)        (28,115)
   Issurance of common stock                             0      41,368,721
   Change in unrealized gain on securities
     available for sale, net                       670,436         670,436
   Amortization of unearned compensation                 0         219,768
   Dividends declared ($.15) per share)                  0        (667,072)
BALANCE, September 30, 1996                     $3,038,477     $67,138,896


The accompanying notes are an integral part of these statements.

                              COMMUNITY FEDERAL BANCORP, INC.


                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                  FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995, AND 1994


                                         1996            1995          1994
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net income                         $ 2,148,258    $ 2,034,706     $1,316,949
  Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
     Depreciation                         63,832         55,961         43,084
     Deferred income tax
      provision (benefit)               (281,057)         8,634         63,600
     Cumulative effect of
      change in accounting for
      taxes                                    0              0        130,800
  Amortization of deferred
   loan fees and costs, net               47,949         44,216         30,062
  Amortization of premiums
   and discounts, net                    (84,616)       (96,389)      (137,354)
  Amortization of unearned
   compensation                          219,768              0              0
  Provision for losses on loans           20,000         30,000         25,000
  FHLB stock dividends                   (72,589)       (70,900)       (44,700)
  (Gain) loss on sale of loans                 0          1,444           (200)
  Loss on disposal of equipment                0          1,299              0
  Gain on sale of securities
   available for sale, net               (54,838)             0       (646,168)
  Loss on sale of interest
   bearing deposits                            0            558              0
  Gain on sale of real estate
   owned, net                            (15,119)             0         (4,660)
  Proceeds from sale of loans                  0        220,856        130,000
  Changes in assets and liabilities:
  Decrease (increase) in other assets   (171,199)         8,727        (42,576)
  Decrease (increase) in interest
   and dividends receivable             (184,782)      (178,393)      (187,098)
  Decrease (increase) in prepaid
   income taxes                           53,588        150,299        127,771
  Increase (decrease) in accrued
   interest payable                      (47,050)       303,178         31,699
  Increase (decrease) in accrued
   expenses and other liabilities      1,728,892        (64,534)       (20,189)
  Total adjustments                    1,222,779        414,956       (500,929)
  Net cash provided by operating
   activities                          3,371,037      2,449,662      816,020
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of real
   estate owned                          190,000              0      426,000
  Proceeds from maturities
   of securities held to
   maturity                            1,921,600      3,075,834  (5,298,025)
  Proceeds from maturities,
   principal collections,
   and calls of securities
    available for sale                13,165,134      3,595,826              0
  Proceeds from sales of
   securities held to maturity         2,621,913              0      2,300,005
  (Purchase of) proceeds
   from maturities of
   interest-bearing deposits
   in banks, net                        (692,324)       490,393       (655,932)
  (Purchase of) proceeds
   from sale of property and
   equipment, net                         (6,351)      (227,410)        (7,766)
  Net change in real estate
   owned                                  (2,031)         2,464        (39,961)
  Loan (originations) and
   principal repayments, net         (19,744,689)   (14,015,344)       535,018
  Purchase of loans                            0              0       (900,000)
  Purchase of securities
   available for sale                (36,586,411)             0              0
  Purchase of securities
   held to maturity                     (559,141)             0    (13,407,706)
  Net cash used by investing
   activities                        (39,692,300)    (7,078,237)   (17,048,367)
CASH FLOWS FROM FINANCING
  ACTIVITIES:
  (Decrease) increase in
   customer deposits, net            (2,814,071)     2,565,448      2,953,968
  Proceeds from (repayments of)
   FHLB advances, net                (1,000,000)     1,000,000              0
  (Decrease) increase in advances
    from borrowers for taxes
    and insurance                        51,940         28,055           (217)
  Proceeds from stock offering       41,368,721              0              0
  Dividends paid                       (667,072)             0              0
  Net cash provided by financing
   activities                        36,939,518      3,593,503      2,953,751
  Net increase (decrease) in
   cash and cash equivalents            618,255     (1,035,072)   (13,278,596)

CASH AND CASH EQUIVALENTS,
 beginning of year                    1,146,100      2,181,172     15,459,768
CASH AND CASH EQUIVALENTS,
 end of year                        $ 1,764,355    $ 1,146,100    $ 2,181,172

SUPPLEMENTAL CASH FLOW
 INFORMATION:
  Cash paid for:
   Interest on deposits
    and other borrowings            $ 7,049,843    $ 5,964,138    $ 6,406,432

   Income taxes                     $ 1,185,000    $   975,000    $ 1,076,599

SUPPLEMENTAL NONCASH INVESTING
 AND FINANCING ACTIVITIES:
  Transfer of mortgage
  loans to real estate owned       $    33,878    $         0    $   358,884

  Change in net unrealized
   depreciation on certain
   marketable equity securities    $         0    $         0    $    28,989

  Transfer of securities held
   for sale, securities, and
   mortgage-backed and related
   securities to securities
   available for sale at
   fair value                      $         0    $         0    $27,105,810

  Change in unrealized net gain
   on securities available for
   sale, net of deferred taxes     $   642,321    $   998,081    $ 1,398,075

  Transfer of securities from
   held to maturity to available
   for sale at fair value          $27,758,607    $         0    $         0



  The accompanying notes are an integral part of these statements.




                COMMUNITY FEDERAL BANCORP, INC.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  September 30, 1996 and 1995


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization, Nature of Operations, and Principles of Consolidation Community Federal Bancorp, Inc. (the "Company") was incorporated in the State of Delaware in November 1995, for the purpose of becoming a holding company to own all of the outstanding capital stock of Community Federal Savings Bank (the "Bank") upon the Bank's conversion from a federally chartered mutual savings association to a federally chartered stock savings association (the "Conversion"). The Bank was converted to a federally chartered stock organization in November 1995, through the sale of all of its common stock to the Company. The accounting for the conversion is in a manner similar to that utilized in a pooling of interests (see
Note 18).

The accompanying consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

The Bank is primarily engaged in the business of obtaining funds in the form of various savings deposits products and investing those funds in mortgage loans or single family real estate and, to a lesser extent, in consumer and commercial loans. The Bank operates from its office in Tupelo, Mississippi, and originates the majority of its loans in its market area.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents of $1,764,355 and $1,146,100 at September 30, 1996 and 1995, respectively, consist of cash on hand of $155,000 and $135,000 at September 30, 1996 and 1995,
respectively, and cash due from and on deposit with other financial institutions of $1,609,355 and $1,011,100 at September 30, 1996 and 1995, respectively. The cash due from and on deposit with other financial institutions primarily consisted of an interest-bearing account with the Federal Home Loan Bank ("FHLB").

Securities

Securities classified as securities held to maturity are carried at amortized cost, adjusted for amortization of premiums and accretion of discounts, using the level yield method over the estimated remaining life. The Company has the ability and positive intent to hold these securities to maturity.

All securities not considered held to maturity have been designated as available for sale and are carried at fair value. The unrealized difference between amortized cost and fair value on securities available for sale is exclude from earnings and is reported, net of deferred taxes, as a component of equity. Securities available for sale includes securities that Management intends to use as part of its asset/liability management strategy; or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes.

Amortization of premium and accretion of discount are computed under the interest method. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

On September 30, 1994, the Company adopted Statement of
Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. In adopting SFAS No. 115, securities and mortgage-backed and related securities were classified as either available for sale or investment based on Management's current intent.

Loans Receivable

Loans receivable are stated at their unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and discounts.

The Bank ceases accrual of interest on substantially all loans when payment on a loan is in excess of 90 days past due. An allowance is established by a charge to interest income equal to all interest previously accrued but unpaid. Interest income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is in accordance with the terms of the loan agreement; in which case the loan is returned to accrual status.

The allowance for loan losses is increased by charges to income and decreased by loan charge-offs, net of recoveries. The allowance for loan losses is maintained at a level which management considers adequate to absorb losses inherent in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, and the estimated value of the underlying collateral. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from their estimates. However, estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in periods in which they become known.

The Bank adopted SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures, as of October 1, 1995. SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loans' original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a provision added to the allowance for loan losses. The Bank had previously measured the allowance for loan losses using methods similar to those prescribed in SFAS No. 114. As a result of adopting these statements, no additional provision to the allowance for loan losses was required as of October 1, 1995. Because the Bank's loan portfolio consists primarily of one-to-four family residential mortgages and consumer installment loans, which are exempt from SFAS No. 114 when evaluated collectively for impairment as is done by the Bank, the Bank had no loans designated as impaired under the provisions of SFAS No. 114 at September 30, 1996.

Loan Origination Fees and Related Costs

Loan fees and certain direct costs of loan origination are deferred, and the net fee or cost is recognized as an adjustment to interest income using the level yield method over the contractual life of the loan.

Real Estate Owned

Real estate owned consists of properties sold under mortgage loans to facilitate sales of foreclosed properties. The recognition of gains and losses on the sale of real estate owned is dependent upon whether the nature and terms of the sale and future involvement of the Bank in the property meet certain requirements. If the transaction does not meet these requirements, income recognition is deferred and recognized under an alternative method in accordance with SFAS No. 66, Accounting for Sales of Real Estate.

Real estate owned is carried at the lower of the recorded investment in the loan or the fair value of the property, less estimated costs of disposition. The recorded investment is the sum of the outstanding principal loan balance plus any accrued interest which has not been received and acquisition costs associated with the property less any write-down. Any excess of the recorded investment in the loan over the fair value of the underlying property is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Future declines in the fair value of the asset, less costs of disposition below its carrying amount, increase the valuation allowance account. Future increases in the fair value of the asset, less costs of disposition above its carrying amount, reduce the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Costs relating to improvement of the property incurred subsequent to acquisition are capitalized, whereas costs relating to the holding of property are expensed. The amounts expensed in fiscal years 1996, 1995, and 1994 were $8,929, $457, and $1,140, respectively. The amounts capitalized in 1996, 1995, and 1994, were $2,031, $0, and
$39,961, respectively.

Premises and Equipment

Land is carried at cost. Building, furniture, fixtures, and equipment are carried at cost, less accumulated depreciation. Building, furniture, fixtures, and equipment are depreciated using the straight-line or accelerated methods over the estimated useful lives of the assets. The estimated useful lives for furniture, fixtures, and equipment range from 3 to 20 years and for buildings and improvements range from 10 to 40 years.

Income Taxes

Effective October 1, 1993, the Company adopted SFAS No. 109, Accounting for Income Taxes. The Company had previously recorded income tax expense following SFAS No. 96, Accounting for Income Taxes. SFAS No. 109, as well as SFAS No. 96, requires the application of the asset and liability method of accounting for income taxes. The cumulative effect of adopting SFAS No. 109 was to decrease net income by $130,800 in fiscal year 1994.
Under the asset and liability method, balance sheet amounts of deferred income taxes are recognized on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Recognition of deferred tax asset balance sheet amounts is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Pending Accounting Pronouncements

In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. SFAS No. 121 establishes accounting standards for the impairment and disposal of long-lived assets and certain identifiable intangibles. It requires that such assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the review for recoverability, based on undiscounted expected future cash flows, indicates that impairment exists, the loss should be measured based on the fair value of the asset. The Company adopted SFAS
No. 121, as was required, effective October 1, 1996, with no significant impact on the Company's financial position or on the results of its operations as long-lived assets are not significant.

In May 1995, the FASB issued SFAS No. 122, Accounting for Mortgage Servicing Rights, an amendment to SFAS No. 65. This statement eliminates the accounting distinction between rights to service mortgage loans for others that are acquired through loan origination activities and those acquired through purchase transactions. The Company adopted SFAS No. 122, as was required, effective October 1, 1996 with no impact on the financial statements as the Company is not currently participating in the sale or securitization of any loans in its loan portfolio.

In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 established a fair value based method for accounting for stock based compensation plans but still granted entities the option of accounting for stock based compensation plans under the provisions of APB Opinion No. 25 if they provide disclosures required by SFAS No. 123. The Company adopted the provisions of this Standard, as was required, effective October 1, 1996, and elected to account for these plans under the provisions of APB No. 25 and will provide the required disclosures in future periods.
In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The Company will adopt the provisions of the Standard on January 1, 1997. Based on the Company's current operating activities, management does not believe that the adoption of this statement will have a material impact on the Company's financial condition or results of operations.

Earnings Per Share

Earnings per share for the period from March 25, 1996, the date of Conversion, to September 30, 1996, has been computed based on the earnings during that period and on the weighted average number of shares of common stock outstanding during that period. Common stock outstanding is comprised of issued shares less unallocated Employee Stock Ownership Plan ("ESOP") shares. The weighted average number of shares used for the period from March 25, 1996 through September 30, 1996, was 4,265,638. If earnings per share had been computed on a retroactive basis for the year ended September 30, 1996, recognizing earnings for the entire year, earnings per share would have been $.50 per share as compared to the $.27 per share reported in the accompanying consolidated statements of income.

Financial Statement Reclassification

The financial statements for prior years have been reclassified in order to conform with the 1996 financial statement presentation. The reclassification did not change total assets or net income in the prior year.

2.  SECURITIES AVAILABLE FOR SALE

The amortized cost, gross unrealized gains and losses, and estimated fair value of securities available for sale at September 30, 1996 and 1995 are summarized as follows:

                                                                1996
                                                        Gross         Gross
                           Amortized    Unrealized   Unrealized      Estimated
                              Cost         Gains       Losses       Fair Value
U.S. government
 and federal agencies
 bonds and notes          $14,989,610  $    1,620   $ (121,030)    $14,870,200
State and local bonds
 and notes                  1,121,920           0     (158,380)        963,540
                           16,111,530       1,620     (279,410)     15,833,740
Mortgage-backed
 and related securities:
GNMA certificates           1,015,328      27,161            0       1,042,489
FHLMC certificates         14,118,927      99,323     (179,651)     14,038,599
FNMA certificates           8,759,029       2,789     (156,029)      8,605,789
Collateralized mortgage
 obligations               23,196,504          54     (665,451)     22,531,107
Total mortgage-backed
 and related securities    47,089,788     129,327   (1,001,131)     46,217,984

Equity securities:
FNMA preferred              1,010,000           0      (10,000)      1,000,000
FHLMC preferre                500,000       7,400            0         507,400
FHLMC common                  457,926   4,038,678            0       4,496,604
FNMA common                   734,975   2,159,257            0       2,894,232
FHLB common                 1,244,500           0            0       1,244,500
U.S. League common             55,880      45,496            0         101,376
Total Equity securities     4,003,281   6,250,831      (10,000)     10,244,112

Mutual funds:               2,828,377           0      (12,429)      2,815,948

Total                     $70,032,976  $6,381,778  $(1,302,970)    $75,111,784



                                                    1995
                                             Gross       Gross
                            Amortized      Unrealized  Unrealized     Estimated
                               Cost           Gains      Losses       Fair Value
U.S. government and
 federal agencies
  bonds and notes          $ 5,999,860    $    4,910   $(175,695)    $ 5,829,075
Mortgage-backed and
 related securities:
GNMA certificates            1,021,720        32,770           0       1,054,490
FHLMC certificates           2,305,671         4,832     (37,522)      2,272,981
FNMA certificates            3,054,178         2,364     (44,965)      3,011,577
Collateralized mortgage
 obligations                 3,181,963         5,822     (14,964)      3,172,821
Total mortgage-backed
 and related securities      9,563,532        45,788     (97,451)      9,511,869

Equity securities:
FHLMC preferred                500,000        18,000           0         518,000
FHLMC common                   457,926     2,581,236           0       3,039,162
FNMA common                    734,975     1,407,275           0       2,142,250
FHLB common                  1,172,100             0           0       1,172,100
U.S. League common              55,880        29,920           0          85,800
Total equity securities      2,920,881     4,036,431           0       6,957,312

Mutual Funds                 2,818,690        18,850     (11,212)      2,826,328
Total                      $21,302,963    $4,105,979   $(284,358)    $25,124,584







The amortized cost and fair value of debt securities available for sale by contractual maturity are shown below.
Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                       September 30, 1996
                                     Amortized     Estimated
                                        Cost       FairValue

    Due in one year or less         $ 2,871,274   $2,864,890
    Due from one to five years       12,722,032   12,513,051
    Due from five to ten years       18,117,415   17,904,412
    Due after ten years              29,490,597   28,769,371
                                     63,201,318   62,051,724

    Equity securities                 4,003,281   10,244,112
    Mutual funds                      2,828,377    2,815,948
    Total                           $70,032,976  $75,111,784


On December 1, 1995, the Company reassessed the appropriateness of the classification of securities held at that time and determined that certain securities previously classified as held to maturity should be reclassified as available for sale in accordance with the one time reassessment prescribed by the FASB Special Report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." Accordingly, on December 1, 1995, the Company transferred securities having an estimated market value of $27,758,607 and unrealized gains and losses of $296,193 an $341,486, respectively, from held to maturity to available for sale.

3.  SECURITIES HELD TO MATURITY

The amortized cost, gross unrealized gains and losses, and
estimated fair values of securities designated as held to
maturity at September 30, 1996 and 1995 are summarized as
follows:
                                             1996
                                         Gross      Gross
                          Amortized   Unrealized  Unrealized  Estimated
                            Cost       Gains       Gains     Fair Value
Collateralized mortgage
  obligations             $4,755,702      $0     $(130,397)    $4,625,305
     Total                $4,755,702      $0     $(130,397)    $4,625,305


                                               1995
                                       Gross        Gross        Estimated
                        Amortized    Unrealized   Unrealized        Fair
                           Cost        Gains        Losses          Value
U.S. Government and
  federal agencies     $10,445,513    $ 50,667    $ (60,560)   $10,435,620
State government           387,984      50,900            0        438,884
Corporate                1,443,904           0      (60,279)     1,383,625
Mortgage-backed and
 related securities:       176,475      13,127            0        189,602
GNMA certificates        3,581,227     142,676            0      3,723,903
FHLMC certificates         611,236           0       (4,694)       606,542
FNMA certificates       17,190,429           0     (467,243)    16,723,186
Collateralized
  mortgage             $33,836,768    $257,370    $(592,776)   $33,501,362
     Total


The carrying value and fair value of debt securities held to maturity by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                         September 30, 1996
                                      Carrying     Estimated
                                        Value       Fair
Value

     Due from one to five years       $1,002,977    $ 972,450
     Due from five to ten years        1,009,033    1,003,180
     Due after ten years               2,743,692    2,649,675
                                      $4,755,702   $4,625,305

   Collateralized mortgage obligations designated as held to maturity at September 30, 1996 bear interest at fixed and adjustable rates ranging from 5.5% to 7.0%. The collateralized mortgage obligations contractually mature at various dates ranging from April 2001 to July 2023. Gross unrealized gains in this portfolio totaled $0, and gross unrealized losses totaled $130,397, at September 30, 1996. Gross unrealized gains in the prior year's portfolio totaled $181,432, and gross unrealized losses totaled $497,566 at September 30, 1995.

4.  LOANS RECEIVABLE, NET

Loans receivable at September 30, 1996 and 1995 are summarized as follows:


                                                   1996          1995
Mortgage loans:
 Principal balances:
   Secured by 1-4 family residences           $102,020,850   $86,716,040
   Secured by multifamily and
     non-residential properties                  7,165,559     5,946,186
   Construction loans                            3,336,971     3,310,293
                                               112,523,380    95,972,519
   Less:
      Undisbursed portion of mortgage
        loans                                    1,355,841     1,278,520
      Unearned discounts and net deferred
        loan origination fees                      428,466       343,054
          Total mortgage loans                 110,739,073    94,350,945

Commercial loans:                                3,253,228     1,536,412

Consumer loans:
 Principal balances:
   Loans secured by automobiles                  1,318,211     1,072,415
   Loans secured by savings accounts             1,369,201     1,051,703
   Other                                         1,523,172       528,548
          Total loans                          118,202,885    98,540,023
   Less allowance for loan losses                  572,000       552,000
 Loans receivable, net                        $117,630,885   $97,988,023


As a savings bank, the Bank has a credit concentration in 1-4 family residential real estate mortgage loans. Substantially all of the Bank's 1-4 family residential mortgage loan customers are located in its trade area of Lee, Itawamba, Prentiss, and Pontotoc Counties, Mississippi, which have a local unemployment rate at or slightly below the average for the state. Although the Bank has generally conservative underwriting standards, including a collateral policy calling for low loan to collateral values, the ability of its borrowers to meet their residential mortgage obligations is dependent upon local economic conditions.

In the normal course of business, loans are made to officers, directors, and employees of the Company and subsidiary. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. Such loans do not involve more than the normal risk of collectible, nor do they present other unfavorable features. As of September 30, 1996 and 1995, $1,666,839 and $1,101,281, respectively, of these loans were outstanding. During fiscal year 1996, $833,618 of new loans were made, repayments totaled $268,060.

Activity in the allowance for loan losses is summarized as follows:

                                   1996       1995       1994

Balance at beginning of year     $552,000   $522,000  $500,000
Provision charged to income        20,000     30,000    25,000
Charge-offs                             0          0   (12,000)
Recoveries                              0          0     9,000
Balance at end of year           $572,000   $552,000  $522,000


The Bank had loans on nonaccrual status at September 30, 1996 and 1995 in the amounts of approximately $717,000 and $722,000, respectively. Interest income forgone on nonaccrual loans was approximately $38,000 and $49,000 for fiscal years
1996 and 1995, respectively.

5.  LOAN SERVICING

In 1984, the Bank sold first mortgage single-family residential loans to the Federal National Mortgage Association ("FNMA") with full recourse which are not included in the accompanying statements of financial condition. The total principal balances outstanding under these mortgages were $2,212,865, $2,932,955, and $4,049,718 at September 30, 1996,
1995, and 1994, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing were $45,805, $106,938, and $51,717, at September 30, 1996,
1995, and 1994, respectively. In the event of default, the Bank must pay the principal and interest under default to FNMA. The Bank would bear the burden of foreclosure losses in the event of default. Because of the Bank's credit policies, foreclosure losses in the event of default have not been significant and losses under this recourse obligation are not expected to be significant. At September 30, 1996, none of these loans were past due 90 days or more. Accordingly, no provision has been made in the financial statements for any future losses that may result from this recourse arrangement.

6.  ACCRUED INTEREST AND DIVIDENDS RECEIVABLE

Accrued interest and dividends receivable at September 30, 1996 and 1995 are as follows:

                                          1996        1995

     Securities available for sale   $  641,277   $  220,175
     Securities held to maturity          2,276      348,608
     Loans receivable                   683,557      581,227
     Other                               16,837        9,155
          Total                      $1,343,947   $1,159,165


7.  PREMISES AND EQUIPMENT, NET

Premises and equipment at September 30, 1996 and 1995 are summarized as follows:

                                           1996         1995

   Land                                 $ 137,068    $ 137,068
   Building and improvements              579,456      579,455
   Furniture, fixtures, and equipment     377,146      370,796
        Total                           1,093,670    1,087,319
   Less accumulated depreciation          486,403      422,571
   Premises and equipment, net          $ 607,267    $ 664,748



8.   DEPOSITS

Deposits at September 30, 1996 and 1995, the related ranges of interest rates payable for deposits at September 30, 1996, and the weighted average rates paid during 1996 are summarized as follows:


                    Weighted
                     Average
                      Rate             1996                  1995
                      1996       Amount    Percent      Amount    Percent

NOW accounts,
 2.5% to 5.00%       3.14%    $ 12,519,798    9.50%    $9,807,956    7.29%
Savings accounts,
 2.75%               2.75%       6,873,038    5.22      8,184,404    6.08
                     2.99       19,392,836   14.72     17,992,360   13.37
Certificates
 of deposit:
 3% to 3.99%                             0    0.00        368,716    0.27
 4% to 4.99%                    20,952,130   15.90     23,830,971   17.71
 5% to 5.99%                    67,348,478   51.12     48,748,368   36.23
 6% to 6.99%                    23,945,222   18.18     43,511,762   32.34
 7% to 7.99%                       101,767    0.08        102,327    0.08
                     5.41      112,347,597   85.28    116,562,144   86.63
      Total          5.04%    $131,740,433  100.00%  $134,554,504  100.00%



The aggregate amounts of jumbo certificates of deposit with a minimum balance of $100,000 were approximately $33,504,337 and $35,379,817 at September 30, 1996 and 1995, respectively.
Deposits in excess of $100,000 are not federally insured.

Scheduled maturities of certificates of deposit at September 30, 1996 are as follows:

     Year ending September 30:
       1997                        $ 88,355,406
       1998                          13,457,046
       1999                           7,817,520
       2000                           2,713,474
       2001                               4,151
           Total                   $112,347,597


Interest expense on deposits for the years ended September 30, 1996, 1995, and 1994 is summarized as follows:


                                1996         1995         1994

Savings accounts           $  260,564    $  246,963   $ 422,197
NOW accounts                  360,598       302,300     436,873
Certificates of deposit     6,308,962     5,570,083   5,579,061
      Total                $6,930,124    $6,119,346  $6,438,131



During fiscal year 1995, the Bank paid a 1% interest bonus on all active deposits as of August 5, 1994 that remained active until September 15, 1994. The fiscal year 1994 interest expense on deposits amount includes $1,242,274 representing this one-time special interest payment.

9. COMPENSATION AND EMPLOYEE BENEFITS

Employee Stock Ownership Plan

In connection with the Conversion, the Bank established an ESOP for eligible employees. The ESOP purchased 363,200 shares of the Company's common stock with the proceeds of a $3,632,000 note payable from the Bank to the Company and secured by the Common Stock owned by the ESOP. Interest and principal under the note are due in quarterly installments through June 2013; interest is payable quarterly based on the average daily outstanding balance of principal at the rate of 8.25% per annum. Impact of this financing is eliminated in the consolidated financial statement presentation.

Expense related to the ESOP for fiscal 1996 was approximately
$167,890. Unearned compensation related to the ESOP was approximately $3,464,000 at September 30, 1996, and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition. Unearned compensation is amortized into compensation expense based on employee services rendered in relation to shares which are committed to be released.

Defined Benefit Pension Plan

The Bank has a qualified, noncontributory defined benefit pension plan covering substantially all its employees.
Benefits are based on each employee's years of service up to a maximum of 40 years and the average of that employee's compensation for the highest five consecutive calendar years out of the last ten years prior to retirement. An employee becomes fully vested upon completion of five years of qualifying service. The Bank's funding policy is to make annual contributions equal to or greater than the required minimum under ERISA. The funds are primarily invested in short-term certificates of deposit with the Bank.

The following sets forth the plan's funded status and amounts recognized in the Bank's statement of financial condition at September 30, 1996 and 1995:


                                                         1996          1995

Actuarial present value of benefit obligations:

 Accumulated benefit obligation:
 Vested                                               $1,900,209   $1,782,374
 Nonvested                                                49,085      123,059
     Total                                             1,949,294    1,905,433
 Additional benefit based on estimated future
   salary levels                                         472,917      410,120
 Projected benefit obligation for service
   rendered to date                                    2,422,211    2,315,553
 Plan assets at fair market value                      2,018,315    1,879,369
 Unfunded projected benefit obligation                  (403,896)    (436,184)
 Unrecognized net (gain) loss from past
   experience different from that assumed
   and effects of changes in assumptions                 442,654      536,968
 Unrecognized net transition obligation
   (asset from adoption of FASB SFAS No. 87)
   being amortized over 20 years                        (118,279)    (127,377)
 (Prepaid) unfunded pension cost liability
   (included in other assets or other liabilities)   $    79,521    $  26,593


The components of net periodic pension expense for the years ended
September 30, 1996, 1995, and 1994 are as follows:



                                               1996        1995       1994
Service cost--benefits earned during
   the period                                 $ 57,591    $ 64,357   $ 62,588
Interest cost on the projected benefit
   obligation                                  147,926     139,246    127,974
Actual return on plan assets                  (120,002)    (71,001)   (73,854)
Net asset gain (loss) during the period
   deferred for later recognition               13,507      14,485     17,489
Amortization of unrecognized net obligation     (9,098)     (9,099)    (9,099)
Net periodic pension cost                     $ 89,924    $137,988   $125,098

Assumptions used to develop the net
   periodic pension cost were:
      Weighted average discount rate             6.50%      6.50%      6.50%
      Weighted average rate of compensation
        increase                                 5.00       5.00       5.00
      Weighted average expected long-term
        rate of return on plan assets            4.00       4.00       4.00


   Directors' Retirement Plan

   During fiscal 1993, the Bank established the Directors'
   Retirement Plan ("DRP") whereby directors or their beneficiaries will be provided specific amounts of quarterly retirement benefits for a period of ten years following retirement. Directors are eligible under the plan upon the completion of ten years of service. The related compensation expense for the DRP was $52,791, $42,177, and $49,602, for fiscal years 1996, 1995, and
   1994, respectively. The related accrued compensation is included in "accrued expenses and other liabilities" in the accompanying statements of financial condition.

   During fiscal 1994, the Company adopted the provisions of SFAS No. 106, Accounting for Postretirement Benefits Other
   Than Pensions. The unfunded DRP meets the definition of such benefits as defined in SFAS No. 106. For fiscal 1996 and 1995, the projected benefit obligations were approximately $483,000 and $403,000, the accumulated benefit obligations, which were accrued for and included in "accrued expenses and other liabilities," were approximately $309,000 and $274,000, and the service costs were approximately $53,000 and $42,000, respectively. The weighted average discount rate used was 6.5% for 1996 and 1995.

   10. INCOME TAXES

   The provisions for income taxes for the years ended
   September 30, 1996, 1995, and 1994 were as follows:


                           1996         1995         1994
        Current:
          Federal      $1,324,389   $  984,313   $  771,429
          State           140,962      151,387      177,399
                        1,465,351    1,135,700      948,828
        Deferred         (281,057)       8,634       63,600
              Total    $1,184,294   $1,144,334   $1,012,428


   The differences between the provisions for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes at September 30, 1996, 1995, and 1994 were as follows:



                                             1996          1995         1994
   Expected income tax expense
    at federal tax rate                  $1,133,068     $1,080,874    $836,460
   Increase (decrease) resulting from:
   State income tax, net                     75,840         99,580     147,000
   Dividend received deduction              (47,997)       (35,425)    (36,074)
   Tax-exempt interest income                (5,798)        (8,500)     (8,500)
   Other                                     29,181          7,805      73,542
                                         $1,184,294     $1,144,334  $1,012,428

   Effective income tax rate                    35%         36%         41%


   Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability as of September 30, 1996 and 1995 relate to the following:



                                         1996           1995

     SAIF assessment                $   331,911   $          0
     Book allowance for loan loss       217,360        209,760
     Retirement plan                    118,640        104,128
     Accrued bonuses                     42,066         32,300
     Deferred loan fees and
       costs, net                         4,848        104,269
     Other                               25,775          9,467
     Deferred tax asset                 740,600        459,924

     Unrealized gain on securities
       available for sale              (2,040,330)    (1,425,465)
     Tax bad debt reserve in
       excess of base year               (389,734)      (363,255)
     FHLB dividends                      (101,266)       (73,682)
     Accretion of bond discount           (20,302)       (84,556)
     Other                                (82,005)       (72,195)
     Deferred tax liability             (2,633,637)    (2,019,153)
     Net deferred tax liability       $ (1,893,037)   $(1,559,229)



   Thrift institutions, in determining taxable income, have historically been allowed special bad debt deductions based on specified experience formulae or on a percentage of taxable income before such deductions. The bad debt deduction based on the latter has been gradually reduced to 8%. On August 2, 1996, Congress passed the Small Business Job Protection Act that, will among other things, repeal the tax bad debt reserve method for thrifts effective for taxable years beginning after December 31, 1995. As a result, thrifts must recapture into taxable income the amount of their post-1987 tax bad debt reserves over a six-year period beginning after 1995. This recapture can be deferred for up to two years if the thrift satisfies a residential loan portfolio test. The Association is expected to recapture approximately $1,025,000, $390,000 tax effected, of its tax bad debt reserves into taxable income over six years as a result of this new law. The recapture will not have any effect on the Bank's net income because the related tax expense has already been accrued.

   Because of such repeal, thrifts such as the Bank may only use the same tax bad debt reserve that is allowed for commercial banks. Accordingly, a thrift with assets of $500 million or less may only add to its tax bad debt reserves based upon its moving six-year average experience of actual loan losses (i.e., the experience method).

   The portion of a thrift's tax bad debt reserve that is not recaptured under this new law is only subject to recapture at a later date under certain circumstances. These include stock repurchases, redemptions by the thrift or if the thrift converts to a type of institution (such as a credit union) that is not considered a commercial bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a commercial bank. The Bank does not anticipate engaging in any transactions at this time that would require the recapture of its pre-1988 tax bad debt reserves of approximately $4,650,000.

   11.  FEDERAL HOME LOAN BANK ADVANCES

   The Bank is required by its blanket floating lien agreement with the Federal Home Loan Bank ("FHLB") to pledge its portfolio of first mortgage collateral, demand deposit accounts, capital stock, and certain other assets. As of September 30, 1995, the Bank had $1,000,000 in FHLB advances outstanding at a variable rate of 5.98%, which were repaid in full during the year ended September 30, 1996.

   12.  REGULATORY MATTERS

   Under regulations promulgated by the Bank's primary regulator, the Office of Thrift Supervision ("OTS"), the Bank must maintain capital levels to comply with the following minimum capital requirements: (1) tangible capital equal to 1.5% of adjusted total assets; (2) leverage capital, or core capital, required to be maintained at 3% of adjusted total assets (although most institutions are required by regulators to maintain a core capital ratio of an additional 100 to 200 basis points); and (3) risk-based capital equal to 8% of its aggregate assets and off-balance sheet financial instruments as adjusted to reflect that relative credit risk.

   The Bank is also subject to additional capital standards established by the Federal Deposit Insurance Corporation Improvement Act of 1991. These regulations established capital standards in five categories ranging from "critically undercapitalized" to "well capitalized", and defined "well capitalized" as at least 5% for core (leverage) capital, 6% for Tier 1 risk-based capital and at least 10% for total risk-based capital. Institutions with a core capital ratio less than 4%, a Tier 1 risk-based capital ratio less than 4%, or a total risk-based capital ratio less than 8% are considered "undercapitalized," and subject to increasingly stringent prompt corrective action measures. The Bank's capital ratios place it in the "well capitalized" category at September 30, 1996 and 1995.

   A reconciliation of the Bank's stockholders' equity to the Bank's tangible, core, and risk-based capital available to meet its regulatory capital requirements is as follows:

                                                              Minimum for
                                                             Capital Adequacy
                                            Actual                Purposes
                                        Ratio      Amount     Ratio   Amount
Stockholders' equity and ratio
  to total assets                       24.2%     $ 45,163
Unrealized gain on available
  for sale securities                               (3,329)
Tangible capital, and ratio to
  adjusted total assets                 22.8%     $ 41,834     1.5%   $2,748
Tier I (core) capital, and ratio
  to adjusted total assets              22.8%     $ 41,834     3.0%   $5,496
Tier I capital, and ratio to
  risk-weighted assets                  50.1%     $ 41,834     4.0%   $3,339

Tier 2 capital (general
  allowance for loan losses)                           572
Total risk-based capital, and ratio
 to risk-weighted assets                50.8%     $ 42,406     8.0%   $6,679

Total assets                                      $186,538

Adjusted total assets                             $183,209

Risk-weighted assets                              $ 83,487

                                                      To be Well
                                                   Capitalized for
                                                  Action Provisions
                                                   Ratio     Amount
Stockholders' euqity and ratio to
  total assets
Unrealized gain on available for
  sale securities
Tangible capital, and ratio to
  adjusted total assets
Tier 1 (core) capital, and ratio
  to adjusted total assets                         5.00%      $9,160
Tier 1 capital, and ratio to
  risk-weighted assets                             6.00%      $5,009

Tier 2 capital (general
  allowance for loan losses)
Total risk-based capital, and
  ratio to risk-weighted assets                   10.00%      $8,349

Total assets






Capital requirements continue to be under study by the OTS.
Management continues to monitor these requirements and contemplated changes and believes that the Bank will continue to exceed its regulatory minimum requirements.

The OTS has adopted an amendment to its risk-based capital requirements that generally requires savings institutions with more than a "normal" level of interest-rate risk to maintain additional total capital. An institution will be considered to have a "normal" level of interest-rate risk exposure if the decline in its NPV after an immediate 200 basis point increase or decrease in market interest rates (whichever results in the greater decline) is less than 2% of the current estimated economic value of its assets. An institution with a greater than normal interest rate risk will be required to deduct from total capital, for purposes of calculating its risk-based capital requirement, an amount (the "interest-rate risk component") equal to one-half the difference between the institution's measured interest-rate risk and normal level of interest-rate risk as determined by the OTS, multiplied by the economic value of its total assets. The Association has been notified by the OTS that it will be required to incorporate the interest-rate risk component to the risk-based capital requirement. However, the interest-rate risk component of risk-based capital requirement has been waived until the OTS finalizes the process under which institutions may appeal such capital requirements. Based on the Bank's capital level, management does not expect that implementation of this requirement will cause the Bank to fall below its capital requirements.

13.  COMMITMENTS AND CONTINGENCIES

Loan Commitments

At September 30, 1996, the Bank had outstanding commitments to originate loans in the amount of $2,082,850. Of these outstanding amounts, commitments of $760,000 were at fixed rates ranging between 7.50% and 9.25%; terms for these outstanding commitments are up to 180 days. Commitments to extend credit include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments are the same as those for extensions of credit that are recorded on the statement of financial condition.

Litigation

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Company.

14.  INTEREST RATE SENSITIVITY

A portion of the Bank's interest-earning assets are long-term fixed rate mortgage loans and mortgage-backed and related securities (approximately 47%), while its principal source of funds is savings deposits with maturities of three years or less (approximately 90%). Because of the short-term nature of the savings deposits, their cost generally reflects returns currently available in the market. Accordingly, the savings deposits have a high degree of interest rate sensitivity, while the mortgage loan portfolio, to the extent of fixed rate loans, is relatively fixed and has much less sensitivity to changes in current market rates. Although these conditions are somewhat mitigated by the Bank's risk management strategies of selling certain long-term fixed rate loans and plans to increase amounts of short-term consumer loans originated, changes in market interest rates tend to directly affect the level of net interest income.
At June 30, 1996, based on the most recent available information provided by the Office of Thrift Supervision
("OTS"), it was estimated, on an unaudited basis, that the Bank's net portfolio value ("NPV") (the net present value of the Bank's cash flows from assets, liabilities, and off-balance sheet items) would decrease 6%, 12%, 21%, and 29% and increase 5%, 10%, 12%, and 15% in the event of 1%, 2%, 3%, and 4% increases and decreases in market interest rates, respectively. These calculations indicate that the Bank's NPV could be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates.
Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. In order to mitigate its interest rate risk, the Bank maintains substantial capital levels that management believes are sufficient to sustain unfavorable movements in market interest rates.

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures About Fair Value of Financial
Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to Management as of September 30, 1996. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair values disclosures for financial instruments:

Investment Securities

Fair values for investment securities are primarily based on quoted market prices. If a quoted market price is not available, fair value is estimated using market prices for similar securities.

Loans

For equity lines and other loans with short-term or variable rate characteristics, the carrying value reduced by an estimate for credit losses inherent in the portfolio is a reasonable estimate of fair value. The fair value of all other loans is estimated by discounting their future cash flows using interest rates currently being offered for loans with similar terms, reduced by an estimate of credit losses inherent in the portfolio. The discount rates used are commensurate with the interest rate and prepayment risks involved for the various types of loans.

Deposits

The fair value disclosed for demand deposits (e.g., interest and non-interest bearing demand, savings and money market savings), are, as required by SFAS No. 107, equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated monthly maturities.

Commitments to Extend Credit

The value of these unrecognized financial instruments is estimated based on the fee income associated with the commitments which, in the absence of credit exposure, is considered to approximate their settlement value. As no significant credit exposure exists and because such fee income is not material to the Company's financial statements at September 30, 1996, the fair value of these commitments is not presented.

Many of the Company's assets and liabilities are short-term financial instruments whose carrying amounts reported in the statement of condition approximate fair value. These items include cash and due from banks and interest-bearing bank balances. The estimated fair values of the Company's remaining on-balance sheet financial instruments as of September 30, 1996, are summarized below:


                                                1996
                                        Carrying    Estimated
                                          Value     Fair Value
                                          (In thousands)
    Financial Assets:
      Securities available              $ 75,112    $ 75,112
      Securities held to maturity          4,756       4,625
      Loans, net                         117,631     116,996
    Financial Liabilities:
      Deposits                           131,740     131,648

SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.
The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

16.  FDIC ASSESSMENT

The deposits of the Bank are currently insured by the Savings
Association Insurance Fund ("SAIF").  Both the SAIF and the
Bank Insurance Fund ("BIF"), the federal deposit insurance fund that covers the deposits of state and national banks and certain state savings banks, are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The BIF has achieved the required reserve rate, and, as discussed below, during the past year the FDIC reduced the average deposit insurance premium paid by BIF-insured banks to a level substantially below the average premium paid by savings institutions.

On November 4, 1995, the FDIC approved a final rule regarding deposit insurance premiums. Beginning January 1, 1996, the rule reduced deposit insurance premiums for BIF member institutions to zero basis points (subject to a $2,000 minimum) for institutions in the lowest risk category, while holding deposit insurance premiums for SAIF members at their current levels (23 basis points for institutions in the lowest risk category).

Banking legislation was enacted September 30, 1996 to eliminate the premium differential between SAIF-insured institutions and BIF-insured institutions. The FDIC Board of Directors met October 8, 1996 and approved a rule that, except for the possible impact of certain exemptions for de novo and "weak" institutions, established the special assessment necessary to recapitalize the SAIF at 65.7 basis points of SAIF assessable deposits held by affected institutions as of March 31, 1995. The legislation provides that all SAIF member institutions pay a special one-time assessment to recapitalize the SAIF, which in the aggregate is sufficient to bring the reserve ratio in the SAIF to 1.25% of insured deposits. It is anticipated that after recapitalization of the SAIF, premiums paid by SAIF-insured institutions will be reduced. The legislation also provides for the merger of the BIF and the SAIF, with such merger being conditioned upon the prior elimination of the thrift charter.

Based upon its level of SAIF deposits as of March 31, 1995, the Bank will pay approximately $870,000. The assessment was accrued in the quarter ended September 30, 1996.

17.  STOCK CONVERSION

On September 15, 1995, the Conversion of the Bank from a federally-chartered mutual institution to a federally-chartered stock savings bank through amendment of its charter and issuance of common stock to the Company was completed. Related thereto, the Company sold 4,628,750 shares of common stock, par value $.01 per share, at an initial price of $10 per share in subscription and community offerings.
Costs associated with the Conversion were approximately
$1,285,000, including underwriting fees. These conversion costs were deducted from the gross proceeds of the sale of the common stock.

In connection with the Offering, the Association established a liquidation account in an amount equal to its regulatory capital as of the latest practicable date prior to consummation of the Offering.

The Company's ability to pay dividends will be largely dependent upon dividends to the Company from the Association.
Pursuant to OTS regulations, the Association will not be permitted to pay dividends on its capital stock or repurchase shares of its stock if its stockholders' equity would be reduced below the amount required for the liquidation account or if stockholders' equity would be reduced below the amount required by the OTS.

18.  Parent company financial statements

Separate condensed financial statements of Community Federal
Bancorp, Inc. (the "Parent Company") as of and for the year ended September 30, 1996 are presented below:






                Statement of Financial Condition

                       September 30, 1996

                 (Dollar amounts in thousands)


ASSETS:
 Cash and cash equivalents                       $ 1,633
 Securities available for sale                    17,091
 Investment in subsidiary                         45,163
 ESOP loan receivable                              3,498
 Other assets                                        388
    Total assets                                 $67,773

LIABILITIES:
 Other liabilities                               $   635
STOCKHOLDERS' EQUITY:
 Preferred stock                                       0
 Common stock                                         46
 Additional paid-in capital                       45,006
 Retained earnings                                22,512
 Unearned compensation                            (3,464)
 Unrealized loss on securities
   available for sale, net                         3,038
     Total stockholders' equity                   67,138
Total liabilities and stockholders' equity       $67,773



                      Statement of Income

             For the Year Ended September 30, 1996

                 (Dollar amounts in thousands)


INTEREST INCOME:
 Interest and dividends on securities
   available for sale                             $ 561
 Interest income from subsidiary                    207
      Total income                                  768

OPERATING EXPENSE                                    24
INCOME BEFORE INCOME TAXES AND EQUITY
   IN UNDISTRIBUTED CURRENT YEAR
   SUBSIDIARY EARNINGS                              744

INCOME TAXES                                        280
INCOME BEFORE EQUITY IN UNDISTRIBUTED
   CURRENT YEAR SUBSIDIARY EARNINGS                 464

EQUITY IN UNDISTRIBUTED CURRENT YEAR
   SUBSIDIARY EARNINGS                            1,684
      Net income                                 $2,148





                      Statement of Cash Flows

               For the Year Ended September 30, 1996

                   (Dollar amounts in thousands)


 CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                           $ 2,148
   Equity in undistributed current year earnings
     of subsidiary                                       (1,684)
                                                            464
   Adjustments to reconcile net income to net
     cash provided by operating activities:
   Increase in other assets                                (388)
   Increase in other liabilities                            635
        Net cash provided by operating activities           711
 CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of securities available for sale            (18,089)
   Principal collections on mortgage-backed
     and related securities                                 708
        Net cash used by investing activities           (17,381)
 CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock                41,368
   Purchase of Bank's common stock                      (22,532)
   Payments received on ESOP loan                           134
   Dividends paid                                          (667)
        Net cash provided by financing activities        18,303
 NET INCREASE IN CASH AND CASH EQUIVALENTS                1,633

 CASH AND CASH EQUIVALENTS, beginning of year                 0
 CASH AND CASH EQUIVALENTS, end of year                  $1,633

 Earnings are presented on a retroactive basis, recognizing earnings of the subsidiary for the year ended September 30, 1996. This presentation is based on the accounting for the Conversion at historical cost, in a manner similar to that utilized in a pooling of interests.


 Directors

 Medford M. Leake                   Robert R. Black, Sr.
 Charirman of the Board             Retired - Periodontist
 President - Steel City             Tupelo, MS
 Lumber Co.
 Birmingham, AL

 Jim Ingram                         Michael R. Thomas
 President and Chief Executive      President -Washington
 Officer                            Furniture Mfg., Inc.
 Community Federal Bancorp, Inc./   Houlka, MS
 Community Federal Savings Bank
 Tupelo, MS

 Charles V. Imbler, Sr.             Robert W. Reed III
 President and Chief Executive      Account Executive-
 Officer                            Reed Mfg. Co
 Truck Center, Inc.                 Tupelo, MS
 Tupelo, MS

 J. Leighton Pettis                 Officers
 Ophthalmologist
 Tupelo, MS                         Gill Simmons, Vice President
                                    Jack Johnson, Vice President
 L. F. Sams, Jr.                    Mark Burleson, Vice President
 Partner, Law Firm                  Lynda Riley, Treasurer
 Mitchell, McNutt, Threadgill,      Judy Ballard, Secretary
 Smith & Sams                       Sherry McCarty, Controller
 Tupelo, MS

 Corporate Headquarters             Independent Public Accountants
 333 Court Street                   Arthur Andersen, LLP
 Tupelo, MS 38801                   Birmingham, AL
 601-842-3981
                                    Special Counsel
 Transfer Agent                     Elias, Matz, Tiernan and
 Registrar and Transfer Co.         Herrick, LLP
 10 Commerce Drive                  Washington, DC
 Cranford, NJ 07016
 (800)368-5948                      Special Counsel
                                    Mitchell, McNutt, Threadgill, Smith
                                    and Sams, PA

                                    10-K Information
 Listing of Common Stock            This report is availabe to
 Traded Over-the-Counter/           stockholders upon request to:
 NASDAQ National Markert Stystem/   The Controller, P.O. Box F,
 Symbol: CFTP                       Tupelo, MS. 38801
                                    (601)840-0302
 Annual Meeting

 The 1996 Annual Meeting of the Stockholders of
 Community Federal Bancorp, Inc. will be held at 5:00
 p. m. on March 27, 1997, in the Lobby of Community
 Federal Savings Bank, 333 Court Street, Tupelo,
 Mississippi


