Form 10-K, Exhibit 13
period 1997-09-30
COMMUNITY FEDERAL BANCORP INC
filed 1997-12-29
CIK 1004524

To Our Stockholders:

Community Federal Bancorp's first full year as a public company yielded record financial results and accomplishments of several objectives, critical to building long-term shareholder value.

Net income for the fiscal year ended September 30, 1997 exceeded $3 million, eclipsing our 1996 earnings by 41% and setting a new standard for your company. These earnings represented a 1.41% return on average assets and amounted to $.70 on a per share basis.

Effective management of our capital was, and remains, a priority of your Board of Directors and management team. Toward those ends we paid a special dividend of $10.6 million, or $2.50 per share, in May of 1997. A dividend of 7 1/2 cents per share has been approved for the first quarter of fiscal 1998 and dividend levels will continue to be evaluated in conjunction with our operating strategies. We have also received authorization to repurchase up to 231,437 shares, or roughly 5.0% of the Company's outstanding common stock, to be done at management's discretion.

In addition to capital management, our strategic plan for 1997, and beyond, called for growth through expansion of our retail banking business and adding to our growing commercial lending base. The grand opening of our West Tupelo branch at the corner of West Main and Rutherford Road in October 1997 was at the centerpiece of these plans. Its 3,500 square feet, four drive-up windows and automatic teller machine will enable us to serve our customers on a fast, efficient manner and promote growth!

We also added to our already strong customer service team with the addition of two excellent consumer / commercial lenders and eight additional employees. Continued investment in our people also has taken the form of increased emphasis on training.

Our growth strategy in 1998 will go beyond the expansion of our retail business described above. We will institute a disciplined wholesale growth program, utilizing a diversified mix of "securitized assets" which look like and are used exactly like the loans that are currently on our books. These will be funded by NOW accounts, short and intermediate certificates of deposits and Federal Home Loan Bank advances with a goal of growing assets under this program by a minimum of 25% during fiscal 1998. We are confident that this managed program will result in continued improvement of our return on equity.

Your Company is fortunate to have a group of dedicated, capable,
and energetic employees.   This group has worked diligently
during this year to make the transition from a traditional thrift to a community bank. With these enthusiastic employees we can face the future with high expectations and confidence. We know that our shareholders and customers will receive the best in personal service.

Thank you for your continuing support. We are dedicated to adding to the value of your investment in Community Federal.




Jim Ingram
President and Chief Executive Officer



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

The Bank's business strategy has been to operate as a profitable and independent community-oriented savings institution dedicated to providing quality customer service. Generally, the Bank has sought to implement this strategy by using retail deposits as its sources of funds and maintaining most of its assets in mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation ("FHLMC"), the Government National Mortgage Association ("GNMA") and the Federal National Mortgage Association ("FNMA"), loans secured by owner-occupied one-to-four-family residential real estate located in Lee County, Ms and portions of the surrounding counties, (" the Bank's market area"), U.S. government and agency securities, interest-earning deposits, cash and equivalents and consumer loans. The Bank's business strategy incorporates the following key elements: (1) remaining a community-oriented financial institution while maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) attracting a relatively strong retail deposit base from the communities served by the Bank's banking offices; (3) maintaining asset quality by emphasizing investment in local residential mortgage loans, mortgage-backed securities, and other securities issued or guaranteed by the U.S. government or agencies thereof; and (4) maintaining liquidity and capital substantially in excess of regulatory requirements.

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




                    MARKET FOR COMMON STOCK
                AND RELATED STOCKHOLDER MATTERS

The Company's common stock began trading on the NASDAQ on March 26, 1996, under the symbol "CFTP." At September 30, 1997, there were 4,628,750 shares of the common stock outstanding and approximately 2,445 stockholders of record.

The payment of dividends on the Common Stock is subject to determination and declaration by the Board of Directors of the Company. The Board of Directors has adopted a policy of paying quarterly cash dividends on the Common Stock. In addition, from time to time, the Board of Directors may determine to pay special cash dividends in addition to, or in lieu of, regular cash dividends. The payment of future dividends will be subject to the requirements of applicable law and the determination by the Board of Directors of the Company that the net income, capital, and financial condition of the Company and the Association, thrift industry trends, and general economic conditions justify the payment of dividends, and there can be no assurance that dividends will be paid or, if paid, will continue to be paid in the future.

The following table sets forth information as to high and low sales prices of the Company's common stock and cash dividends per share of common stock for the calendar quarters indicated.


                     Price Per Share   Dividends Per Share
                     High       Low     Regular   Special
Fiscal 1997:
Fourth quarter     $18.750    $17.250    $.075    $ .000
Third quarter       20.750     16.875     .075     2.500
Second quarter      20.000     16.750     .075      .000
First quarter       17.375     13.375     .075      .000

Fiscal 1996:
Fourth quarter     $13.625    $12.250    $.075    $ .000
Third quarter       13.475     12.375     .075      .000
Second quarter      13.500     11.750     .000      .000






             SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA



                                       Year Ended September 30,
                                1997    1996    1995    1994    1993

INCOME STATEMENT DATA:
Total interest income          14,508  13,150  11,016  10,011  10,275
Total interest expense          7,024   6,950   6,267   6,438   5,312
  Net interest expense          7,484   6,200   4,749   3,573   4,963
Provision for loan losses          20      20      30      25     100
  Net interest income
    after provision for
    loan losses                 7,464   6,180   4,719   3,548   4,863
Noninterest income                227     188     132     752     133
Noninterest expense             2,926   3,036   1,672   1,840   1,508
Income before income taxes      4,765   3,332   3,179   2,460   3,488
Provision for income taxes      1,728   1,184   1,144   1,012   1,171
Cumulative effect of change
 in accounting principle            0       0       0     131       0
Net income                      3,037   2,148   2,035   1,317   2,317

Earnings per share (1)           $.70    $.27     N/A     N/A     N/A



                                        At September 30,
                          1997      1996      1995      1994      1993

BALANCE SHEET DATA:
Total assets             215,938   204,017   162,042   154,600   147,909
Loans receivable, net    127,335   117,631    97,988    84,269    84,429
Securities:(2)
Available for sale        73,976    75,112    25,125      N/A       N/A
Held to maturity           4,157     4,756    33,837      N/A       N/A
Mortgage-backed and
 related securities(2)      N/A       N/A       N/A     33,755    29,043
Securities(2)               N/A       N/A       N/A     30,146    15,615
Deposits                 132,718   131,740   134,555   131,989   129,035
Stockholders' equity      58,563    67,139    23,427    20,394    17,650


                                       Year Ended September 30,
                                   1997   1996   1995   1994   1993

KEY OPERATING DATA:
Return on average assets            1.5%   1.1%   1.3%   0.9%   1.6%
Return on average equity            4.7    4.4    9.4    7.0   14.0
Average equity to average assets   30.9   26.2   13.6   12.4   11.1
Dividend payout ratio (1)         389.7   57.9    N/A    N/A    N/A
Number of offices                     2      1      1      1      1


(1) Earnings per share and dividend payout ratios are presented from the conversion date.

(2) Securities are presented in connection with the Company's adoption of Statement of Accounting Standards No. 115 as of October 1, 1994.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS


General

As is the case with most savings institutions, the profitability of the Savings Bank depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing deposits. The Savings Bank's net earnings also are dependent, to a lesser extent, on the level of provision for loan losses, its non-interest income and non-interest expenses, such as compensation and benefits, occupancy and equipment, deposit insurance premiums, and miscellaneous other expenses, as well as provisions for federal and state income tax.

Business Strategy

The Company's goal is to continue to serve its Primary Market Area as an independent, consumer-oriented financial institution dedicated to financing home ownership and providing needed financial services to its customers in an efficient manner. The principal components of its business strategy are discussed below.

Emphasis on Traditional Lending in its Primary Market Area. The Savings Bank's primary lending emphasis has been the origination for portfolio of one-to-four family residential first mortgage loans in its Primary Market Area. The Savings Bank believes that it has a substantial market share in Lee County and competitive market shares in the other counties in which it operates, both with respect to deposits and first mortgage loans. In order to offer a broader array of loan products to its customers, the Savings Bank also recently began to originate automobile and commercial loans.

Interest Rate Risk Management. The Savings Bank has actively sought to reduce vulnerability of its operations to changes in interest rates by managing the imbalance between its interest-earning assets and interest-bearing liabilities with shorter-term and more liquid securities and other investments.
To achieve this goal, the Savings Bank has invested new funds from deposit growth, earnings and funds from repayments of loans and securities into mortgage-backed securities and collateralized mortgage obligations and government-related securities with a maturity or average life of five years or less. Moreover, the automobile and commercial loans that the Savings Bank recently began to originate will add additional shorter-term loans that will be held in the Savings Bank's loan portfolio.

Maintain Asset Quality. Management believes that high asset quality is a key to long-term financial success. As a result, the loans which are emphasized by the Savings Bank and its related policies and practices are intended to maintain a high level of asset quality and reduced credit risk. At September 30, 1997, the Savings Bank's non-performing assets, which consist of non-accrual loans, accruing loans greater than 90 days delinquent and real estate acquired through foreclosure or by deed-in-lieu thereof, amounted to $1.1 million or .5% of the Savings Bank's total assets.

High Levels of Regulatory Capital and Moderate Growth. The Savings Bank seeks to maintain high levels of regulatory capital to give it maximum flexibility in the changing regulatory environment and to respond to changes in the market and economic conditions. These levels of capital have been achieved through the conversion and consistent earnings enhanced by low levels of non-interest expenses at the Savings Bank's single office and have been maintained at those high levels as a result of its policies of moderate growth generally confined to its Primary Market Area. At September 30, 1997, the Savings Bank's tangible, core and risk-based capital ratios amounted to 21.5%, 21.5%, and 47.5%, respectively, which exceeded the minimum requirements of 1.5%, 3.0%, and 8.0%, respectively.

Low Levels of Non-Interest Expense. The Savings Bank's non-interest expenses were 1.4% of average total assets for the fiscal year ended September 30, 1997 and have averaged approximately 1.2% of average total assets annually for each of the five fiscal years in the period ended September 30, 1997.

Changes in Financial Condition

At September 30, 1997, the Company's assets totaled $215.9 million, as compared to $204 million at September 30, 1996. Total assets increased by $11.9 million, or 5.9%, from September 30, 1996 to September 30, 1997. The increase in total assets during this period was principally funded through $18.3 million in advances from the FHLB of Dallas.

The increase in total assets at September 30, 1997 was due primarily to a $9.7 million, or 8.3% increase in the Savings Bank's net loans receivable, and a $2.7 million increase in premises and equipment reflective of the new west Tupelo branch, which was partially offset by a $1.7 million decrease in securities. The $9.7 million increase in loans was the result of the Company's election to invest a substantial portion of its excess funds into loans, especially one-to-four family residential, construction and consumer loans and securities.

During the fiscal year ended September 30, 1997, total deposits increased by $1.0 million, or .7%, to $132.7 million. The Company's equity decreased by $8.5 million to $58.6 million at September 30, 1997 compared to $67.1 million at September 30, 1996 due primarily to a $2.5 million increase in unearned compensation associated with the ESOP and MRP plans, payment of regular and special dividends of $11.8 million, and an increase in unrealized gain on securities available for sale, net of deferred taxes, of $2.6 million.

Results of Operations for the Years Ended September 30, 1997,
1996, and 1995

The Company had net income of $3.0 million for the year ended September 30, 1997 compared to net income of $2.1 million for fiscal 1996. The $888,000 increase in net income represented a 41.3% increase over fiscal 1996. The Company's net income of $2.1 million for the fiscal year ended September 30, 1996 represented an increase of $113,000 or 5.6% over fiscal 1995.
Net income for fiscal 1996 was materially affected by the $864,000 one-time special assessment of 65.7 basis points on SAIF insured deposits as of March 31, 1995. But for this event, the Company's net income for fiscal 1996 would have been $3 million as compared to the $2.1 million reported in the consolidated statements of income.

Net Interest Income. The Company's net interest income is determined by its interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

The Company's net interest income increased by $1.3 million, or 20.7%, in fiscal 1997 compared to fiscal 1996. The increase in the net interest income rate was primarily the result of an increase in the Company's average interest-earning assets in 1997 as compared to 1996.

Interest expense on deposits decreased by $280,000, or 4.0%, during the fiscal year ended September 30, 1997 compared to fiscal 1996. Such decrease was due primarily to a decrease in interest paid on deposits, as a result of a 43 basis point decrease in the average rate paid. This decrease in interest paid on deposits was partially offset by the $374,000 of interest paid on FHLB advances that the Company obtained from the FHLB of Dallas during fiscal 1997. The Company borrowed from the FHLB of Dallas to meet short-term liquidity needs at interest rates that were lower than funds then available in its traditional deposit market.

Total interest income increased by $2.1 million, or 19.4%, in the fiscal year ended September 30, 1996 compared to fiscal 1995.
The primary reason for the increase in fiscal 1996 was an 18.2% increase in interest-earning assets from fiscal 1995 to 1996.
The increase in average assets is the result of the stock offering.

Total interest expense increased by $682,000, or 10.9%, in fiscal 1996 compared to fiscal 1995, and was primarily the result of a 50 basis point (1.0% equaling 100 basis points) increase in the average rate paid on interest bearing liabilities in response to market conditions.

The Company's net interest income increased by $1.5 million, or 30.6%, in fiscal 1996 compared to fiscal 1995. The Savings Bank's interest rate spread was 2.04% in fiscal 1996 as compared to 2.49% in fiscal 1995. The changes in the interest rate spread during the period were primarily the result of a slightly increasing interest rate environment in which the Company's interest-earning assets increased less rapidly than interest-bearing liabilities.

Provision for Loan Losses. The Savings Bank's provision for loan losses was $20,000 for the fiscal year ended September 30, 1997 compared to $20,000 and $30,000 during fiscal 1996 and 1995, respectively. Provisions for loan losses are charged to earnings to bring the total allowance to a level deemed appropriate by management based on the volume and type of lending conducted by the Savings Bank. Provisions in fiscal 1996 and 1997 were made in order to adjust the allowance for the increased volume of mortgage loans as well as the expansion of consumer and commercial lending. Commercial and consumer loans traditionally have a higher rate of default and are secured by collateral that often depreciates or is less liquid than the real estate securing mortgage loan.

The Savings Bank's methodology for evaluating the adequacy of its allowance for loan losses, which conforms with generally accepted accounting principles ("GAAP"), considers collateral valuation, changes in the loan portfolio mix and certain economic indicators, causing it to be a leading indicator of inherent risk in the loan portfolio. Accordingly, it is not necessarily reflective of past trends in charge-offs and other factors. The methodology incorporates economic indicators such as growth in personal income and unemployment rates as well as other economic indicators affecting the Savings Bank's market area and considers higher risk loan groups, including growth in the Savings Bank's consumer and multi-family and non-residential loan portfolios.

Non-Interest Income. Non-interest income was $227,000 in fiscal 1997, an increase of $39,000, or 20.7%, compared to non-interest income of $188,000 in fiscal 1996. The primary difference in non-interest income between fiscal 1997 and fiscal 1996 was the $53,000 decrease in net gain on the sale of securities in fiscal 1997 compared to fiscal 1996; the $25,000 increase in loan servicing fees in 1997, compared to $67,000 in loan servicing fees in 1996; and a $67,000 increase in other non-interest income. Non-interest income amounted to $188,000 for the fiscal year ended September 30, 1996 compared to $132,000 for fiscal 1995. The increase was due primarily to a $55,000 increase in net gain on sales of securities.

Non-Interest Expenses. Non-interest expenses decreased $108,000 in fiscal 1997 compared to fiscal 1996 from $3.0 million to $2.9 million. The primary reasons for the decrease were attributable to the one-time special assessment of $864,000 to recapitalize the SAIF in 1996, the $194,000 decrease in regular deposit insurance premiums; offset by the $810,000 increase in compensation and benefits resulting from an increase in personnel, merit raises, and the ESOP and MRP plans, and a $101,000 increase in other expenses.

The primary reasons for the increase in non-interest expenses in fiscal 1996 compared to fiscal 1995 were the $864,000 one-time special assessment and the $314,000 increase in compensation and benefits which resulted from increased personnel, merit raises, and $220,000 in ESOP expense which was new in fiscal 1996.

Income Taxes. The provision for income taxes was $1.7 million, $1.2 million, and $1.1 million in fiscal 1997, 1996, and 1995, respectively. The changes in such respective amounts primarily reflect the fluctuations in levels of income before income taxes of the Company during those fiscal years of $4.8 million, $3.3 million, and $3.2 million, respectively. See Note 11 of the Notes to Consolidated Financial Statements.

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

The tables also present information for the periods indicated and at September 30, 1997 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets." which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.


                             As of
                             Sep 30,   Year Ended September 30,
                              1997              1997
                            Weighted   Average           Yield
                           Yield/Rate  Balance  Interest /Rate
Interest-earning assets:
Loans receivable, net         7.89%   $123,610   $9,797   7.93%
Securities:
Available for sale            6.80      71,645    4,164   5.81
Held to maturity              6.21       4,542      266   5.86
Other interest-earning
 assets(1)                    6.04       5,001      281   5.62
   Total interest-earning
     assets                   7.43%    204,798   14,508   7.08
Non-interest-earning
 assets                                   3,132
   Total assets                        $207,930
Interest-bearing liabilities:
Transaction accounts          2.96       19,959     589   2.95
Certificates of deposit       5.53      111,745   6,061   5.42
Borrowings                    5.92        6,945     374   5.39
   Total interest-bearing
     liabilities              5.23      138,649   7,024   5.07
Non-interest-bearing
 liabilities                              5,024
   Total liabilities                    143,673
Equity                                   64,257
   Total liabilities
     and equity                        $207,930

Net interest income;
 interest rate spread         2.20%              $7,484   2.02%
Net interest margin (2)                                   3.65%
Average interest-earning
 assets to average
 interest-bearing liabilities                           147.71%




                                         Year Ended September 30,
                                                    1996
                                          Average            Yield
                                          Balance  Interest  /Rate
Interest-earning assets:
Loans receivable, net                    $104,425   $8,610   8.25%
Securities:
Available for sale                         56,340    3,249   5.77
Held to maturity                           11,998      825   6.88
Other interest-earning assets(1)            9,242      465   5.03
   Total interest-earning assets          182,005   13,149   7.22
Non-interest-earning assets                 5,214
   Total assets                          $187,219
Interest-bearing liabilities:
Transaction accounts                       26,507      621   2.79
Certificates of deposit                   107,848    6,309   5.85
Borrowings                                    250       19   7.60
   Total interest-bearing liabilities     134,605    6,949   5.16
Non-interest-bearing liabilities            3,531
   Total liabilities                      138,136
Equity                                     49,083
   Total liabilities and equity          $187,219

Net interest income;interest rate spread            $6,200   2.06%
Net interest margin (2)                                      3.41%
Average interest-earning assets to
 average interest-bearing liabilities                      135.21%


                                         Year Ended September 30,
                                                    1995
                                         Average             Yield
                                         Balance  Interest   /Rate
Interest-earning assets:
Loans receivable, net                   $ 90,778    $7,041   7.76%
Securities:
Available for sale                        37,260     2,322   6.23
Held to maturity                          21,883     1,432   6.54
Other interest-earning assets(1)           4,149       221   5.33
   Total interest-earning assets         154,070    11,016   7.15
Non-interest-earning assets                5,288
   Total assets                         $159,358
Interest-bearing liabilities:
Transaction accounts                      19,823       549   2.77
Certificates of deposit                  112,278     5,570   4.96
Borrowings                                 2,333       148   6.34
   Total interest-bearing liabilities    134,434     6,267   4.66
Non-interest-bearing liabilities           3,209
   Total liabilities                     137,643
Equity                                    21,715
   Total liabilities and equity         $159,358

Net interest income;interest rate spread            $4,749   2.49%
Net interest margin (2)                                      3.08%
Average interest-earning assets to
 average interest-bearing liabilities                      114.61%


(1)  Consists primarily of interest-bearing deposits in banks.
(2) Net interest margin is net interest income divided by average interest-earning assets.


Rate/Volume Analysis

The following tables describe the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.


                                       Year Ended September 30,
                                        1997 Compared to 1996
                                Increase      Increase       Total
                               (Decrease)    (Decrease)     Increase
                               Due to Rate  Due to Volume  (Decrease)
Interest-Earning Assets:
Loans                            $(317)        $1,504        $1,187
Securities:
Available for sale                 160            755           915
Held to maturity                  (203)          (356)         (559)
Mortgage-backed and
  related securities (1)             0              0             0
Securities (2)                       0              0             0
Other interest-earning assets       63           (247)         (184)
Total interest-earning assets    $(297)        $1,656        $1,359

Interest-Bearing Liabilities:
Deposits and borrowings          $(123)        $  198        $   75

Increase (decrease) in
  net interest income            $(174)        $1,458        $1,284



                                       Year Ended September 30,
                                        1996 Compared to 1995
                                Increase      Increase       Total
                               (Decrease)    (Decrease)     Increase
                               Due to Rate  Due to Volume  (Decrease)
Interest-Earning Assets:
Loans                             $464         $1,106        $1,570
Securities:
Available for sale                (220)         1,147           927
Held to maturity                   660         (1,268)         (608)
Mortgage-backed and
  related securities (1)             0              0             0
Securities (2)                       0              0             0
Other interest-earning assets      (12)           256           244
Total interest-earning assets     $892         $1,241        $2,133

Interest-Bearing Liabilities:
Deposits and borrowings           $674         $    8        $  682

Increase (decrease) in
  net interest income             $218         $1,233        $1,451



                                       Year Ended September 30,
                                        1995 Compared to 1994
                                Increase      Increase       Total
                               (Decrease)    (Decrease)     Increase
                               Due to Rate  Due to Volume  (Decrease)
Interest-Earning Assets:
Loans                            $   0         $  588        $  588
Securities:
Available for sale                   0          2,322         2,322
Held to maturity                     0         (1,717)       (1,717)
Mortgage-backed and
  related securities (1)           252          1,609         1,861
Securities (2)                    (428)        (1,435)       (1,863)
Other interest-earning assets      178           (363)         (185)
Total interest-earning assets    $   2         $1,004        $1,006

Interest-Bearing Liabilities:
Deposits and borrowings          $(248)        $   77        $ (171)

Increase (decrease) in
  net interest income            $ 250         $  927        $1,177


(1) Consists of mortgage-backed and related securities available for sale and held to maturity.
(2) Consists of securities available for sale and securities held to maturity for 1996 and 1995.

Liquidity and Capital Resources

The Company continues to maintain a high level of liquid assets in order to meet its funding requirements. At September 30, 1997, the Company had approximately $5.4 million in cash on hand and interest-bearing deposits in other banks, which represented 2.5% of total assets. At September 30, 1997, the Company's level of liquid assets, as measured for regulatory compliance purposes was 9%, or $5.5 million, in excess of the minimum liquidity requirement of 5%.

At September 30, 1997, the Savings Bank had $48.6 million of total equity or 23.9% of total assets. The Savings Bank continues to exceed its regulatory capital requirements ratios at September 30, 1997. Tangible and core capital were $43 million, which represented 21.5% of adjusted total assets and risk-based capital was $43.6 million which represented 47.5% of total risk-weighted assets at September 30, 1997. Such amounts exceeded the minimum required ratios of 1.5%, 3%, and 8%, respectively. At September 30, 1997, the Savings Bank continued to meet the definition of a "well-capitalized" institution, the highest of the five categories under the FDICIA prompt corrective action standards.



            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Community Federal Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of COMMUNITY FEDERAL BANCORP, INC. (a Delaware corporation) AND SUBSIDIARY as of September 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community Federal Bancorp, Inc. and Subsidiary as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.




Birmingham, Alabama
October 24, 1997



                COMMUNITY FEDERAL BANCORP, INC.


         CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

               AS OF SEPTEMBER 30, 1997 AND 1996


                             ASSETS

                                          1997          1996

CASH AND CASH EQUIVALENTS             $  3,886,874  $  1,764,355

INTEREST-BEARING DEPOSITS IN BANKS       1,550,129     2,441,324

SECURITIES AVAILABLE FOR SALE,
  at fair value                         73,976,278    75,111,784

SECURITIES HELD TO MATURITY, at
  amortized cost (estimated fair
  value of $4,122,225 and
  $4,625,305 respectively)               4,156,732     4,755,702

LOANS RECEIVABLE, net                  127,334,958   117,630,885

ACCRUED INTEREST AND DIVIDENDS
  RECEIVABLE                             1,239,777     1,343,947

PREMISES AND EQUIPMENT, net              3,318,561       607,267

OTHER ASSETS                               474,514       361,678

        Total assets                  $215,937,823  $204,016,942



              LIABILITIES AND STOCKHOLDERS' EQUITY


DEPOSITS                              $132,718,390  $131,740,433
FEDERAL HOME LOAN BANK ADVANCES         18,282,186             0
OTHER LIABILITIES:
Accrued interest payable                   731,619       616,422
Advances from borrowers for taxes
  and insurance                            424,356       444,784
Deferred income taxes payable            3,410,146     1,893,037
Accrued expenses and other liabilities   1,808,125     2,183,370
        Total liabilities              157,374,822   136,878,046
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, no par value;
  2,000,000 shares authorized;
  shares issued and outstanding--none            0             0
Common stock, par value $.01 per
  share; 10,000,000 shares authorized,
  4,628,750 shares issued                   46,288        46,288
Additional paid-in capital              45,113,004    45,006,311
Retained earnings                       13,714,336    22,511,930
Unearned compensation                   (5,998,323)   (3,464,110)
Unrealized gain on securities
  available for sale, net                5,687,696     3,038,477
        Total stockholders' equity      58,563,001    67,138,896
        Total liabilities and
          stockholders' equity        $215,937,823  $204,016,942

  The accompanying notes are an integral part of these statements.






                    COMMUNITY FEDERAL BANCORP, INC.


                   CONSOLIDATED STATEMENTS OF INCOME

         FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1996, AND 1995


                                     1997          1996         1995
INTEREST INCOME:
Interest and fees on loans:
Mortgage loans                  $ 9,010,094   $ 8,217,595   $ 6,706,168
Consumer loans                      325,172       262,356       290,673
Commercial loans                    462,641       130,510        43,870
Interest and dividends
  on securities held to
  maturity                          265,859       824,987     1,432,584
Interest and dividends
  on securities available
  for sale                        4,163,866     3,249,772     2,321,642
Other interest income               280,980       464,598       220,885
      Total interest income      14,508,612    13,149,818    11,015,822
INTEREST EXPENSE:
Deposits                          6,649,961     6,930,124     6,119,346
Other borrowings                    374,366        19,410       147,970
      Total interest expense      7,024,327     6,949,534     6,267,316
      Net interest income         7,484,285     6,200,284     4,748,506

PROVISION FOR LOAN LOSSES            20,000        20,000        30,000
      Net interest income
        after provision for
        loan losses               7,464,285     6,180,284     4,718,506
NONINTEREST INCOME:
Gain on sale of securities
  available for sale, net             1,967        54,838             0
Loan servicing fees                  92,686        67,254        62,971
Other income                        132,348        65,656        69,428
      Total noninterest income      227,001       187,748       132,399
NONINTEREST EXPENSES:
Compensation and benefits         1,963,349     1,153,133       839,466
Special SAIF assessment                   0       863,835             0
Deposit insurance premium           123,616       317,896       305,811
Occupancy and equipment             144,382       134,745       118,774
(Gain) loss on real estate
  owned, net                          3,279       (15,119)         (217)
Loss on sale of loans, net            9,616            0          1,444
Other expenses                      682,401      580,990        406,587
      Total noninterest expenses  2,926,643    3,035,480      1,671,865
      Income before income taxes  4,764,643    3,332,552      3,179,040
PROVISION FOR INCOME TAXES        1,728,120    1,184,294      1,144,334
NET INCOME                       $3,036,523   $2,148,258     $2,034,706

EARNINGS PER SHARE                     $.70         $.27            N/A


The accompanying notes are an integral part of these statements.


                COMMUNITY FEDERAL BANCORP, INC.


        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

     FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1996, AND 1995



                                         Additional
                                 Common    Paid-In    Retained
                                 Stock     Capital    Earnings

BALANCE, Sep 30, 1994               0            0    18,996,038

Net income                          0            0     2,034,706
Change in unrealized
 gain on securities
 available for sale, net            0            0             0
BALANCE, Sep 30, 1995               0            0    21,030,744

Net income                          0            0     2,148,258
Change in unrealized
 gain (loss) on securities,
 due to the reclassification
 of securities from held to
 maturity to available for
 sale, net                          0            0             0
Issuance of common stock       46,288   44,954,433             0
Change in unrealized gain on
 securities available for
 sale, net                          0            0             0
Amortization of unearned
 compensation                       0       51,878             0
Dividends declared
 ($.15 per share)                   0            0      (667,072)
BALANCE, September 30, 1996    46,288   45,006,311    22,511,930

Net income                          0            0     3,036,523
Contributions to stock
 plan trusts                        0      (16,922)            0
Change in unrealized gain on
 securities available for
 sale, net                          0            0             0
Amortization of unearned
 compensation                       0      123,615             0
Dividends declared
 ($2.80 per share)                  0            0   (11,834,117)
BALANCE, September 30, 1997    46,288   45,113,004    13,714,336



                                          Unrealized
                                            Gain on
                                           Securities
                               Unearned   Available for
                             Compensation   Sale, Net     Total

BALANCE, Sep 30, 1994                 0      1,398,075   20,394,113

Net income                            0              0    2,034,706
Change in unrealized
 gain on securities
 available for sale, net              0        998,081      998,081
BALANCE, Sep 30, 1995                 0      2,396,156   23,426,900

Net income                            0              0    2,148,258
Change in unrealized
 gain (loss) on securities,
 due to the reclassification
 of securities from held to
 maturity to available for
 sale, net                            0        (28,115)     (28,115)
Issuance of common stock     (3,632,000)             0   41,368,721
Change in unrealized gain on
 securities available for
 sale, net                            0        670,436      670,436
Amortization of unearned
 compensation                   167,890              0      219,768
Dividends declared
 ($.15 per share)                     0              0     (667,072)
BALANCE, September 30, 1996  (3,464,110)     3,038,477   67,138,896

Net income                            0              0    3,036,523
Contributions to stock
 plan trusts                 (3,065,278)             0   (3,082,200)
Change in unrealized gain on
 securities available for
 sale, net                            0      2,649,219    2,649,219
Amortization of unearned
 compensation                   531,065              0      654,680
Dividends declared
 ($2.80 per share)                    0              0  (11,834,117)
BALANCE, September 30, 1997  (5,998,323)     5,687,696   58,563,001


The accompanying notes are an integral part of these statements.



                   COMMUNITY FEDERAL BANCORP, INC.


                 CONSOLIDATED STATEMENTS OF CASH FLOWS

         FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1996, AND 1995


                                       1997         1996        1995


CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net income                        $3,036,523   $2,148,258  $2,034,706
  Adjustments to reconcile net
   income to net cash provided
   by operating activities:
     Depreciation                       81,139       63,832      55,961
     Deferred income tax provision
       (benefit)                        71,401     (281,057)      8,634
     Amortization of deferred loan
       fees and costs, net              32,371       47,949      44,216
     Amortization of discounts and
       premiums of accretion,net       (48,587)     (84,616)    (96,389)
     Amortization of unearned
       compensation                    654,680      219,768           0
     Provision for losses on loans      20,000       20,000      30,000
     FHLB stock dividends              (75,000)     (72,589)    (70,900)
     Gain on sale of loans               9,616            0       1,444
     Loss on disposal of equipment           0            0       1,299
     Gain on sale of securities
       available for sale, net          (1,967)     (54,838)          0
     Loss on sale of interest
       bearing deposits                      0            0         558
     (Gain) loss on sale of repossessed
       assets, net                       3,279      (15,119)       (217)
     Changes in assets and liabilities:
          Decrease (increase)in other
            assets                       4,525     (171,199)      8,727
          Decrease (increase)in
            interest and dividends
            receivable                 104,170     (184,782)   (178,393)
          Increase in income taxes
            payable                     71,652       53,588     150,299
          Increase (decrease)in
            accrued interest payable   115,197      (47,050)    303,178
          Increase (decrease)in
            accrued expenses and
            other liabilities         (446,868)   1,728,892     (64,534)
              Total adjustments        595,608    1,222,779     193,883
              Net cash provided by
               operating activities  3,632,131    3,371,037   2,228,589
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of
   repossessed assets                   13,000      190,000           0
  Proceeds from maturities and
   principal collections of
   securities held to maturity         590,329    1,921,600   3,075,834
  Proceeds from maturities,
   principal collections, and
   calls of securities available
   for sale                         12,998,115   13,165,134   3,595,826
  Proceeds from sales of
   securities available for sale     5,498,843    2,621,913           0
 (Purchase of) proceeds from
   maturities of interest-bearing
   deposits in banks, net              891,195     (692,324)    490,393
 (Purchase of) proceeds from
   sale of property and
   equipment, net                   (2,792,433)      (6,351)   (227,410)
  Investment in real estate owned       (7,064)      (2,031)      2,464
  Proceeds from sale loans           1,060,138            0     220,856
  Loan (originations) and
   principal repayments, net       (10,952,774) (19,744,689)(14,015,127)
  Purchase of securities
   available for sale              (13,132,359) (36,586,411)          0
  Purchase of securities held
   to maturity                               0     (559,141)          0
              Net cash used by
               investing activities (5,833,010) (39,692,300) (6,857,164)
CASH FLOWS FROM FINANCING
 ACTIVITIES:
  (Decrease) increase in customer
   deposits, net                       977,957    (2,814,071)  2,565,448
  Proceeds from (repayments of)
   FHLB advances, net               18,282,186    (1,000,000)  1,000,000
  (Decrease) increase in advances
   from borrowers for taxes and
   insurance                           (20,428)       51,940      28,055
  Proceeds from stock offering               0    41,368,721           0
  Contributions to stock plan
   trusts                           (3,082,200)            0           0
  Dividends paid                   (11,834,117)     (667,072)          0
              Net cash provided
               by financing
               activities            4,323,398    36,939,518   3,593,503
              Net increase
              (decrease) in cash
               and cash equivalents  2,122,519       618,255 (1,035,072)

CASH AND CASH EQUIVALENTS,
 beginning of year                  1,764,355     1,146,100   2,181,172
CASH AND CASH EQUIVALENTS,
 end of year                       $3,886,874    $1,764,355  $1,146,100

SUPPLEMENTAL CASH FLOW
 INFORMATION:
 Cash paid for:
  Interest on deposits and
   other borrowings                $6,909,130    $7,049,843  $5,964,138

  Income taxes                     $1,668,000    $1,185,000  $  975,000

SUPPLEMENTAL NONCASH INVESTING
 AND FINANCING ACTIVITIES:
  Transfer of loans to
  repossessed assets               $  126,576    $   33,878  $        0

  Change in unrealized net gain
   on securities available
   for sale, net of deferred
   taxes                           $2,649,219     $  642,321  $  998,081

  Transfer of securities from
   held to maturity to available
   for sale at fair value          $        0    $27,758,607  $        0


The accompanying notes are an integral part of these statements.





                COMMUNITY FEDERAL BANCORP, INC.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  SEPTEMBER 30, 1997 and 1996


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

The Bank is primarily engaged in the business of obtaining funds in the form of various savings deposits products and investing those funds in mortgage loans or single family real estate and, to a lesser extent, in consumer and commercial loans. The Bank operates from two offices in Tupelo, Mississippi, and originates the majority of its loans in its market area.

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

Cash and Cash Equivalents

Cash and cash equivalents of $3,886,874 and $1,764,355 at September 30, 1997 and 1996, respectively, consist of cash on hand of $797,092 and $155,000 at September 30, 1997 and 1996,
respectively, and cash due from and on deposit with other financial institutions of $3,089,782 and $1,609,355 at September 30, 1997 and 1996, respectively. The cash due from and on deposit with other financial institutions primarily consisted of an interest-bearing account with the Federal Home Loan Bank ("FHLB").

Securities

Securities classified as securities held to maturity are carried at amortized cost, adjusted for amortization of premiums and accretion of discounts, using the level yield method over the estimated remaining life. The Company has the ability and positive intent to hold these securities to maturity.

All securities not considered held to maturity have been designated as available for sale and are carried at fair value. The unrealized difference between amortized cost and fair value on securities available for sale is excluded from earnings and is reported, net of deferred taxes, as a component of equity. Securities available for sale includes securities that Management intends to use as part of its asset/liability management strategy; or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes.

The Company's available for sale portfolio consists of U.S. Government and federal agencies, mortgage-backed and related securities, and equity securities. Also included in securities available for sale is FHLB common stock, which is carried at cost and evaluated for impairment, as it is considered a restricted investment security.

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

The Bank's loan portfolio consists primarily of one-to-four family residential mortgages and consumer installment loans, which are exempt from SFAS No. 114 when evaluated collectively for impairment as is done by the Bank, the Bank had no loans designated as impaired under the provisions of SFAS No. 114 at September 30, 1997 and 1996.

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

Real estate owned is carried at the lower of the recorded investment in the property or the fair value of the property, less estimated costs of disposition. Any excess of the recorded investment in the loan over the fair value of the underlying property is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in the fair value of the asset, less costs of disposition below its carrying amount, result in a loss provision to increase the valuation allowance account. Increases in the fair value of the asset, less costs of disposition above its carrying amount, reduce the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Costs relating to improvement of the property incurred subsequent to acquisition are capitalized, whereas costs relating to the holding of property are expensed. The amounts expensed in fiscal years 1997, 1996, and 1995 were $521, $8,929, and $457, respectively.
The amounts capitalized in 1997, 1996, and 1995, were $7,064, $2,031, and $0, respectively.

Premises and Equipment

Land is carried at cost. Buildings, furniture, fixtures, and equipment are carried at cost, less accumulated depreciation. Buildings, furniture, fixtures, and equipment are depreciated using the straight-line or accelerated methods over the estimated useful lives of the assets. The estimated useful lives for furniture, fixtures, and equipment range from 3 to 20 years and for buildings and improvements range from 10 to 40 years.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of nontaxable income) and deferred income taxes on temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes in the period of enactment.

Pending Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 129, Disclosure of Information About Capital Structure. This Statement establishes standards for disclosing information about an entity's capital structure. It applies to all entities. This Statement continues the previous requirements to disclose certain information about an entity's capital structure found in Accounting Principles Board ("APB") Opinions No. 10, Omnibus Opinion--1996, and APB No. 15, Earnings Per Share, and SFAS No. 47, Disclosure of Long-Term Obligations, for entities that were subject to the requirements of those standards. SFAS No. 129 eliminates the exemption of nonpublic entities from certain disclosure requirements of APB No. 15 as provided by SFAS No. 21, Suspension of the Reporting of Earnings Per Share and Segment Information by Nonpublic Enterprises. It supersedes specific disclosure requirements of APB Nos. 10 and 15 and SFAS No. 47 and consolidates them in this Statement for ease of retrieval and for greater visibility to nonpublic entities. SFAS No. 129 is effective for financial statements for periods ending after December 15, 1997. It contains no change in disclosure requirements for entities that were previously subject to the requirements of APB Nos. 10 and 15 and SFAS No. 47.

In June 1997, the FASB issued SFAS No. 130, Reporting of Comprehensive Income. This Statement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of financial statements. This Statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income, be reported in financial statements and are displayed with the same prominence as other financial statements. This Statement is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

In June 1997, FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. This Statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement requires the reporting of financial and descriptive information about an enterprise's reportable operating segments. This Statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application comparative information for earlier years is to be restated.

Management believes there will be no material effect on the consolidated financial statements from the adoption of these pronouncements.

Earnings Per Share

Earnings per share are computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents for earnings per share include the number of shares that could have been purchased with the proceeds from the exercise of the options related to the Management Recognition ("MRP") and the Incentive Stock Option ("Stock Option") plans, based on the average market price of common stock during the period. All allocated shares held in the Employee Stock Ownership Plan ("ESOP") Trust are considered outstanding for earnings per share calculations.

Earnings per share for the period from March 25, 1996, the date of Conversion, to September 30, 1996, have been computed based on the earnings during that period and on the weighted average number of shares of common stock and common stock equivalents outstanding during that period. The weighted average number of shares used for the period from March 25, 1996 through September 30, 1996, was 4,265,638. If earnings per share had been computed on a retroactive basis for the year ended
September 30, 1996, recognizing earnings for the entire year, earnings per share would have been $.50 per share as compared to the $.27 per share reported in the accompanying consolidated statements of income.

In February 1997, the FASB issued SFAS No. 128, Earnings Per Share. SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. This Statement simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, Earnings Per Share, and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator of the basic EPS computation to the numerator and denominator of the diluted computation.

This Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This Statement requires restatement of all prior-period EPS data presented. The
Company will adopt the Statement in fiscal 1998.

Assuming the adoption of SFAS No. 128 had been consummated at March 25, 1996, the date of conversion, the earnings per share amounts for 1997 and 1996, on a pro forma basis, would have been as follows:



                                                        Per Share
                                   Income     Shares      Amount

1997:
Net income                       $3,036,253
Basic earnings per share:
   Income available to common
     shareholders                 3,036,253  4,215,679    $.72
Dilutive securities:
   Management recognition
     plan shares                          0     86,555
   Stock option plan shares               0     51,151
Dilutive earnings per share:
   Income available to common
     shareholders plus assumed
     conversions                 $3,036,253  4,353,385    $.70
1996:
Net income                       $1,152,177
Basic and dilutive earnings
 per share:
   Income available to common
     shareholders                $1,152,177  4,265,638    $.27


Financial Statement Reclassification

The financial statements for prior years have been reclassified in order to conform with the 1997 financial statement presentation. The reclassification did not change total assets or net income in the prior year.

2.     SECURITIES AVAILABLE FOR SALE

The amortized cost, gross unrealized gains and losses, and estimated fair value of securities available for sale at September 30, 1997 and 1996 are summarized as follows:


                                           1997
                                       Gross      Gross
                       Amortized     Unrealized  Unrealized   Estimated
                          Cost          Gains      Losses     Fair Value
U.S. government and
 federal agencies
 bonds and notes      $ 8,000,000  $    3,720   $ (25,650)   $ 7,978,070
State and local
 bonds and notes          682,787           0     (73,962)       608,825
Total bonds and
 notes                  8,682,787       3,720     (99,612)     8,586,895
Mortgage-backed and
 related securities:
GNMA certificates       3,159,433      39,251           0      3,198,684
FHLMC certificates      9,033,574     140,292           0      9,173,866
FNMA certificates      11,257,885      13,514           0     11,271,399
Collateralized
 mortgage obligations  26,318,085      47,288    (140,603)    26,224,770
Total mortgage-
 backed and related
 securities            49,768,977     240,345    (140,603)    49,868,719
Equity securities:
FNMA preferred          1,010,000      32,400           0      1,042,400
FHLMC common              457,927   5,935,838           0      6,393,765
FNMA common               734,975   3,194,225           0      3,929,200
FHLB common             1,319,500           0           0      1,319,500
Total equity
 securities             3,522,402   9,162,463           0     12,684,865
Mutual funds            2,828,377       7,422           0      2,835,799
Total                 $64,802,543  $9,413,950   $(240,215)   $73,976,278



                                          1996
                                        Gross      Gross
                       Amortized     Unrealized  Unrealized   Estimated
                          Cost          Gains      Losses     Fair Value
U.S. government and
 federal agencies
 bonds and notes      $14,989,610  $    1,620   $ (121,030)  $14,870,200
State and local
 bonds and notes        1,121,920           0     (158,380)      963,540
Total bonds and
 notes                 16,111,530       1,620     (279,410)   15,833,740
Mortgage-backed and
 related securities:
GNMA certificates       1,015,328      27,161            0     1,042,489
FHLMC certificates     14,118,927      99,323     (179,651)   14,038,599
FNMA certificates       8,759,029       2,789     (156,029)    8,605,789
Collateralized
 mortgage obligations  23,196,504          54     (665,451)   22,531,107
Total mortgage-
 backed and related
 securities            47,089,788     129,327   (1,001,131)   46,217,984
Equity securities:
FNMA preferred          1,010,000           0      (10,000)    1,000,000
FHLMC preferred           500,000       7,400            0       507,400
FHLMC common              457,926   4,038,678            0     4,496,604
FNMA common               734,975   2,159,257            0     2,894,232
FHLB common             1,244,500           0            0     1,244,500
US League common           55,880      45,496            0       101,376
Total equity
 securities             4,003,281   6,250,831      (10,000)   10,244,112
Mutual funds            2,828,377           0      (12,429)    2,815,948
Total                 $70,032,976  $6,381,778  $(1,302,970)  $75,111,784



The amortized cost and fair value of debt securities available for sale by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                  September 30, 1997
                              Amortized     Estimated
                                 Cost       Fair Value

Due in one year or less      $ 4,000,000   $ 3,974,350
Due from one to five years   $14,094,456    14,071,505
Due from five to ten years     9,275,085     9,274,463
Due after ten years           31,082,223    31,135,296
                              58,451,764    58,455,614
Equity securities              3,522,402    12,684,865
Mutual funds                   2,828,377     2,835,799
Total                        $64,802,543   $73,976,278


Gross realized gains on the sale of securities available for sale totaled $43,468 and $63,397, and gross realized losses totaled
$41,501 and $8,559 at September 30, 1997 and 1996, respectively.

3.  SECURITIES HELD TO MATURITY

The amortized cost, gross unrealized gains and losses, and estimated fair values of securities designated as held to maturity at September 30, 1997 and 1996 are summarized as follows.


                                         Gross      Gross
                           Amortized  Unrealized  Unrealized  Estimated
1997:                         Cost       Gains      Losses    Fair Value
Collateralized mortgage
  obligations             $4,156,732       0      $(34,507)  $4,122,225

1996:
Collateralized mortgage
  obligations             $4,755,702       0     $(130,397)  $4,625,305



Collateralized mortgage obligations designated as held to maturity at September 30, 1997 bear interest at fixed and adjustable rates ranging from 5.5% to 7.0%. The collateralized mortgage obligations contractually mature at various dates ranging from April 2001 to July 2023.

The carrying value and fair value of debt securities held to maturity by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                  September 30, 1997
                                Carrying    Estimated
                                  Value     Fair Value

Due from one to five years     $1,002,152   $  993,480
Due from five to ten years      1,782,312    1,767,303
Due after ten years             1,372,268    1,361,442
                               $4,156,732   $4,122,225


4.  LOANS RECEIVABLE, NET

Loans receivable at September 30, 1997 and 1996 are summarized as follows:



                                          1997           1996
Mortgage loans:
 Principal balances:
  Secured by 1-4 family residences    $108,628,196   $102,020,850
  Secured by multifamily and
    nonresidential properties           6,081,926      7,165,559
  Construction loans                    3,147,984      3,336,971
                                      117,858,106    112,523,380

  Less:
    Undisbursed portion of
      mortgage loans                    1,388,223      1,355,841
    Unearned discounts and net
      deferred loan origination fees      437,937        428,466
Total mortgage loans                  116,031,946    110,739,073

Commercial loans                        7,332,223      3,253,228

Consumer loans:
 Principal balances:
  Loans secured by automobiles            815,324      1,318,211
  Loans secured by savings accounts       981,703      1,369,201
  Other                                 2,763,762      1,523,172
Total loans                           127,924,958    118,202,885
  Less allowance for loan losses          590,000        572,000
Loans receivable, net                $127,334,958   $117,630,885



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

In the normal course of business, loans are made to officers, directors, and employees of the Company and subsidiary. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. Such loans do not involve more than the normal risk of collectibility, nor do they present other unfavorable features. As of September 30, 1997 and 1996, $2,081,135 and $1,666,839, respectively, of these loans were outstanding. During fiscal year 1997, $1,078,541 of new loans and advances were made, principal repayments totaled $664,250.

Activity in the allowance for loan losses is summarized as follows:

                                  1997       1996       1995

Balance at beginning of year    $572,000   $552,000   $522,000
Provision charged to income       20,000     20,000     30,000
Charge-offs                        2,000          0          0
Recoveries                             0          0          0
Balance at end of year          $590,000   $572,000   $552,000



The Bank had loans on nonaccrual status at September 30, 1997 and 1996 in the amounts of approximately $969,000 and $717,000, respectively. Interest income forgone on nonaccrual loans was approximately $50,000 and $38,000 for fiscal years 1997 and 1996, respectively.

5.    LOAN SERVICING

In 1984, the Bank sold first mortgage single-family residential loans to the Federal National Mortgage Association ("FNMA") with full recourse which are not included in the accompanying statements of financial condition. The total principal balances outstanding under these mortgages were $1,518,887, $2,212,865, and $2,932,955 at September 30, 1997, 1996, and 1995,
respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing were $37,115, $45,805, and $106,938, at September 30, 1997, 1996, and 1995, respectively.
In the event of default, the Bank must pay the principal and interest under default to FNMA. The Bank would bear the burden of foreclosure losses in the event of default. Because of the Bank's credit policies, foreclosure losses in the event of default have not been significant and losses under this recourse obligation are not expected to be significant. At September 30, 1997, none of these loans were past due 90 days or more. Accordingly, no provision has been made in the financial statements for any future losses that may result from this recourse arrangement.

  6.  ACCRUED INTEREST AND DIVIDENDS RECEIVABLE

Accrued interest and dividends receivable at September 30, 1997 and 1996 are as follows:


                                      1997        1996

Securities available for sale     $  472,199  $  641,277
Securities held to maturity           21,504       2,276
Loans receivable                     729,505     683,557
Other                                 16,569      16,837
    Total                         $1,239,777  $1,343,947




7.    PREMISES AND EQUIPMENT, NET

Premises and equipment at September 30, 1997 and 1996 are summarized as follows:

                                        1997          1996

Land                                $1,322,912   $   137,068
Building and improvements            1,847,918       579,456
Furniture, fixtures, and equipment     715,273       377,146
     Total                           3,886,103     1,093,670
Less accumulated depreciation          567,542       486,403
Premises and equipment, net         $3,318,561   $   607,267



8.    DEPOSITS

Deposits at September 30, 1997 and 1996, the related ranges of interest rates payable for deposits at September 30, 1997, and the weighted average rates paid during 1997 are summarized as follows:



                                       1997                 1996
                                 Amount    Percent    Amount    Percent

NOW accounts, 2.5% to 5.00%    13,391,564   10.09   12,519,798   9.50
Savings accounts, 2.75%         6,741,456    5.08    6,873,038   5.22
                               20,133,020   15.17   19,392,836  14.72

Certificates of deposit:
4% to 4.99%                    15,965,857   12.03   20,952,130  15.90
5% to 5.99%                    61,189,886   46.11   67,348,478  51.12
6% to 6.99%                    35,322,441   26.61   23,945,222  18.18
7% to 7.99%                       107,186     .08      101,767   0.08
                              112,585,370   84.83  112,347,597  85.28
   Total                      132,718,390  100.00  131,740,433 100.00



The aggregate amounts of jumbo certificates of deposit with a minimum balance of $100,000 were approximately $37,353,716 and $33,504,337 at September 30, 1997 and 1996, respectively. Deposits in excess of $100,000 are not federally insured.

Scheduled maturities of certificates of deposit at September 30, 1997 are as follows:



Years ending September 30:
1998                         $ 85,785,377
1999                           17,536,297
2000                            5,713,048
2001                            3,550,648
2002                                    0
       Total                 $112,585,370



Interest expense on deposits for the years ended September 30, 1997, 1996, and 1995 is summarized as follows:


                              1997          1996          1995

Savings accounts          $  187,628    $  260,564    $  246,963
NOW accounts                 402,199       360,598       302,300
Certificates of deposit    6,060,134     6,308,962     5,570,083
    Total                 $6,649,961    $6,930,124    $6,119,346



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

Expense related to the ESOP for the years ended September 30, 1997 and 1996 was approximately $348,000 and $220,000, respectively. Unearned compensation related to the ESOP was approximately $3,240,000 and $3,464,000 at September 30, 1997 and 1996, respectively, and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition. Unearned compensation is amortized into compensation expense based on employee services rendered in relation to shares which are committed to be released.

Management Recognition Plan

During fiscal 1997, the Bank established a MRP which purchased 174,450 shares of the Company's common stock on the open market subsequent to the Conversion. The MRP provides for awards of common stock to directors and officers of the Bank. The aggregate fair market value of the shares purchased by the MRP is considered unearned compensation at the time of purchase and compensation is earned ratably over the stipulated vesting period. The expense related to the MRP was approximately $307,000 for 1997. Unearned compensation related to the MRP was approximately $2,758,000 and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition.

Stock Option Plan

During fiscal 1997, the Company established a stock option plan to provide incentive stock options to employees and non-incentive stock options to non- employee directors. The Company accounts for the Plan under the provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees (see Note 10).

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

The following sets forth the plan's funded status and amounts recognized in the Bank's statement of financial condition at September 30, 1997 and 1996:


                                            1997        1996
Actuarial present value of
  benefit obligations:
Accumulated benefit
  obligation:
     Vested                             $2,011,979   $1,900,209
     Nonvested                              55,209       49,085
Total                                    2,067,188    1,949,294
Additional benefit based on
  estimated future salary levels           567,359      472,917
Projected benefit obligation for
  service rendered to date               2,643,547    2,422,211
Plan assets at fair market value         2,254,819    2,018,315
Unfunded projected benefit obligation     (388,728)    (403,896)
Unrecognized net loss from past
  experience different from that
  assumed and effects of changes in
  assumptions                              364,104      442,654
Unrecognized net transition obligation
  (asset from adoption of SFAS No. 87)
   being amortized over 20 years          (109,181)    (118,279)
Unfunded pension cost liability
  (included in other liabilities)       $  133,805   $   79,521



The components of net periodic pension expense for the years ended September 30, 1997, 1996, and 1995 are as follows:




                                       1997      1996      1995
Service cost--benefits earned
 during the period                  $ 63,033  $ 57,591  $ 64,357
Interest cost on the projected
 benefit obligation                  156,320   147,926   139,246
Actual return on plan assets        (200,378) (120,002)  (71,001)
Net asset gain (loss) during
 the period deferred for
 later recognition                     9,779    13,507    14,485
Amortization of unrecognized
 net obligation                       (9,098)   (9,098)   (9,099)
Net periodic pension cost           $ 19,656  $ 89,924  $137,988

Assumptions used to develop
 the net periodic pension
 cost were:
    Weighted average discount
      rate                              6.50%    6.50%     6.50%
    Weighted average rate of
      compensation increase             5.00     5.00      5.00
    Weighted average expected
      long-term rate of return
      on plan assets                    4.00     4.00      4.00



Directors' Retirement Plan

During fiscal 1993, the Bank established the Directors' Retirement Plan ("DRP") whereby directors or their beneficiaries will be provided specific amounts of quarterly retirement benefits for a period of ten years following retirement. Directors are eligible under the plan upon the completion of ten years of service. The related compensation expense for the DRP was $33,199, $52,791, and $42,177, for fiscal years 1997, 1996, and 1995, respectively. The related accrued compensation is included in "accrued expenses and other liabilities" in the accompanying consolidated statements of financial condition.

For fiscal year 1997 and 1996, the projected benefit obligations related to the DRP were approximately $496,000 and $483,000; the accumulated benefit obligations, which were accrued for and included in "accrued expenses and other liabilities," were approximately $325,000 and $309,000; and the service costs were approximately $33,000 and $53,000, respectively. The weighted average discount rate used was 6.5% for 1997 and 1996.

10.   STOCK-BASED COMPENSATION PLANS

Effective July 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation. This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. Examples are stock purchase plans, stock options, restricted stock and stock appreciation rights. The accounting requirements of this Statement are effective for transactions entered into in fiscal years that begin after December 15, 1995.

The Company has a stockholder approved Option Plan. The Option Plan provides for the grant of incentive stock options ("ISO") to employees and nonincentive stock options ("non-ISO") to non-employee directors. The Company accounts for this plan under APB No. 25, under which no compensation cost has been recognized.

The Company may grant options up to 462,875 shares under the Option Plan and has granted options outstanding of 440,859 shares through September 30, 1997. Under the Option Plan, the option exercise price equals the stock's market price at the date of grant. The options vest 20% per year and become exercisable upon the participant's completion of each of five years of service.

Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for the year ended September 30, 1997:


          Net income:
             As reported          $3,036,523
             Pro forma             2,745,844

          Earnings per share:
             As reported                $.70
             Pro forma                   .63


Because the SFAS No. 123 method of accounting has not been applied to options granted prior to March 25, 1996, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

At September 30, 1997, unearned compensation related to the Option Plan has not been recorded, as the Company has not purchased shares of the Company's common stock to fund the Option Plan Trust. A summary of the status of the Company's stock option plan at September 30, 1997 and the changes during the year then ended is as follows:

                                     Weighted
                                      Average       Option
                                     Exercise        Price
                             Shares    Price       Per Share
Outstanding at beginning
  of year                        0
    Granted                440,859    $15.42    $15.19--$15.94
    Forfeitures                  0
    Exercised                    0
Outstanding at end
  of year                  440,859    $15.42    $15.19--$15.94

Exercisable at end
  of year                        0    $ 0.00

Weighted average fair
  value of the options
  granted                    $6.92


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997: risk-free interest rates of 6.70% and 6.76%; expected life of the options is 20% per year over the next five years and expected volatility and dividend yields of 21% and 30%, respectively.

11.   INCOME TAXES

The provisions for income taxes for the years ended September 30, 1997, 1996, and 199 were as follows:


                   1997          1996         1995
Current:
  Federal      $1,500,326    $1,324,389   $  984,313
  State           156,393       140,962      151,387
                1,656,719     1,465,351    1,135,700
Deferred           71,401      (281,057)       8,634
      Total    $1,728,120    $1,184,294   $1,144,334


The differences between the provisions for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes at September 30, 1997, 1996, and 1995 were as follows:



                                     1997         1996        1995
Expected income tax expense
 at federal tax rate             $1,619,979   $1,133,068   $1,080,874
Increase (decrease) resulting
 from:
   State income tax, net            107,588       75,840       99,580
   Dividend received deduction      (55,452)     (47,997)     (35,425)
   Tax-exempt interest income             0       (5,798)      (8,500)
   Other                             56,005       29,181        7,805
                                 $1,728,120   $1,184,294   $1,144,334

Effective income tax rate               36%          35%          36%


Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability as of September 30, 1997 and 1996 relate to the following:


                                            1997          1996

SAIF assessment                        $         0   $   331,911
Book allowance for loan loss               224,200       217,360
Retirement plan                            123,580       118,640
Accrued bonuses                             54,792        42,066
Employee benefit plans                     201,805             0
Deferred loan fees and costs, net                0         4,848
Other                                       50,902        25,775
Deferred tax asset                         655,279       740,600

Unrealized gain on securities
  available for sale                    (3,486,038)   (2,040,330)
Tax bad debt reserve in excess
  of base year                            (324,778)     (389,734)
FHLB dividends                            (129,766)     (101,266)
Accretion of bond discount                 (37,667)      (20,302)
Deferred loan fees and costs, net          (49,857)            0
Other                                      (37,319)      (82,005)
Deferred tax liability                  (4,065,425)   (2,633,637)
Net deferred tax liability             $(3,410,146)  $(1,893,037)


Thrift institutions, in determining taxable income, had historically been allowed special bad debt deductions based on specified experience formulae or on a percentage of taxable income before such deductions. On August 2, 1996, Congress passed the Small Business Job Protection Act that, among other things, repealed the tax bad debt reserve method for thrifts effective for taxable years beginning after December 31, 1995.
As a result, thrifts must recapture into taxable income the amount of their post-1987 tax bad debt reserves over a six-year period beginning after 1995. At September 30, 1997, the Bank's post-1987 tax bad debt reserve, subject to recapture, was approximately $855,000. The Bank recaptured approximately $171,000 of this reserve into taxable income in the current year. The recapture did not have any effect on the Bank's net income because the related tax expense has already been accrued.

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

12.   FEDERAL HOME LOAN BANK ADVANCES

The Company is required by its blanket floating lien agreement with the Federal Home Loan Bank ("FHLB") to pledge its portfolio of first mortgage collateral, demand deposit accounts, capital stock, and certain other assets. At of September 30, 1997, the Company had $18,282,186 in FHLB advances outstanding at a weighted average variable rate of 5.93%.

13.   REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table which follows) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 1997 and 1996, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 1997 and 1996, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table which follows.

Actual capital amounts and ratios are presented in the table below for the Bank:


                                                     To Be Well
                                                  Capitalized Under
                                    For Capital   Prompt corrective
                       Actual    Adequacy Purpose  Action Provision
                    Amount  Ratio  Amount  Ratio    Amount   Ratio
                     ($)     (%)     ($)     (%)      ($)      (%)
September 30,1997

Total Capital
 (To risk weighted
  Assets)           43,555   47.5    7,335   8.0     9,169     10.0

Tier 1 (core)
  capital (to risk
  weighted assets)  42,965   46.9     N/A     N/A     5,502     6.0

Tier 1 (core)
  capital (to
  adjusted total
  assets)           42,965   21.5    6,000    3.0     9,999     5.0

Tangible Capital
 (to adjusted
  total assets)     42,965   21.5    3,000    1.5       N/A      N/A

September 30, 1996

Total capital
 (to risk weighted
  assets)           42,406   50.8     6,679   8.0      8,349    10.0

Tier 1 (core)
  capital (to risk
  weighted assets)  41,834   50.1      N/A    N/A      5,009     6.0

Tier 1 (core)
  capital (to
  adjusted total
  assets)           41,834   22.8      5,496   3.0     9,160     5.0

Tangible Capital
 (to adjusted
  total assets)     41,834   22.8      2,748   1.5      N/A       N/A


The following table is a reconciliation of the Bank's stockholder's equity to tangible, Tier 1, and risk-based capital as required by the OTS:

                                      1997       1996

Stockholder's equity               $ 48,604   $ 45,163
Unrealized gain on securities
 available for sale                  (5,639)    (3,329)
Tangible and Tier 1 capital          42,965     41,834
Allowance for loan losses               590        572
Total risk based capital           $ 43,555   $ 42,406

Total assets                       $205,627   $186,538
Adjusted total assets               199,988    183,209
Total risk weighted assets           91,693     83,487


The Company's principal source of funds for dividend payments is dividends from the Bank. Pursuant to OTS regulations, an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution and has not been advised by the OTS that it is in need of more than the normal supervision can, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four-quarter period. Any additional capital distributions require prior regulatory approval.

14.   COMMITMENTS AND CONTINGENCIES

Loan Commitments

At September 30, 1997, the Bank had outstanding commitments to originate loans in the amount of $2,955,025. Of these outstanding amounts, commitments of $1,106,600 were at fixed rates ranging between 7.25% and 8.25%; terms for these outstanding commitments are up to 360 days. Commitments to extend credit include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments are the same as those for extensions of credit that are recorded on the statement of financial condition.

Litigation

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Company.

15.   INTEREST RATE SENSITIVITY

A portion of the Bank's interest-earning assets are long-term fixed rate mortgage loans and mortgage-backed and related securities (approximately 54%), while its principal source of funds is savings deposits with maturities of three years or less (approximately 91%). Because of the short-term nature of the savings deposits, their cost generally reflects returns currently available in the market. Accordingly, the savings deposits have a high degree of interest rate sensitivity, while the mortgage loan portfolio, to the extent of fixed rate loans, is relatively fixed and has much less sensitivity to changes in current market rates. Although these conditions are somewhat mitigated by the Bank's risk management strategies of selling certain long-term fixed rate loans and plans to increase amounts of short-term consumer loans originated, changes in market interest rates tend to directly affect the level of net interest income.

At June 30, 1997, based on the most recent available information provided by the Office of Thrift Supervision ("OTS"), it was estimated, on an unaudited basis, that the Bank's net portfolio value ("NPV") (the net present value of the Bank's cash flows from assets, liabilities, and off-balance sheet items) would decrease 6%, 13%, 20%, and 27% and increase 5%, 6%, 7%, and 11%
in the event of 1%, 2%, 3%, and 4% increases and decreases in market interest rates, respectively. These calculations indicate that the Bank's NPV could be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. In order to mitigate its interest rate risk, the Bank maintains substantial capital levels that management believes are sufficient to sustain unfavorable movements in market interest rates.

16.   FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to Management as of September 30, 1997. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

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

Commitments to Extend Credit

The value of these unrecognized financial instruments is estimated based on the fee income associated with the commitments which, in the absence of credit exposure, is considered to approximate their settlement value. As no significant credit exposure exists and because such fee income is not material to the Company's financial statements at September 30, 1997 and 1996, the fair value of these commitments is not material.

Many of the Company's assets and liabilities are short-term financial instruments whose carrying amounts reported in the statement of condition approximate their fair values. These items include cash and due from banks, interest-bearing bank balances, interest receivable and payable, and similar assets. The estimated fair values of the Company's remaining on-balance sheet financial instruments as of September 30, 1997 and 1996, are summarized below:

                                1997                 1996
                         Carrying  Estimated  Carrying Estimated
                           Value   Fair Value   Value  Fair Value
Financial Assets:
Securities available
  for sale                 73,976    73,976    75,112    75,112
Securities held to
  maturity                  4,157     4,122     4,756     4,625
Loans, net                127,335   127,123   117,631   116,996
Financial Liabilities:
Deposits                  132,718   132,599   131,740   131,648


SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

17.   FDIC ASSESSMENT

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

Banking legislation was enacted September 30, 1996 to eliminate the premium differential between SAIF-insured institutions and BIF-insured institutions. The FDIC Board of Directors established a special assessment necessary to recapitalize the SAIF at 65.7 basis points of SAIF assessable deposits held by affected institutions as of March 31, 1995. Based upon its level of SAIF deposits as of March 31, 1995, the Bank recorded its special assessment of approximately $864,000 during the year ended September 30, 1996. Upon recapitalization of the SAIF, premiums paid by SAIF-insured institutions were reduced. The legislation also provides for the merger of the BIF and the SAIF, with such merger being conditioned upon the prior elimination of the thrift charter.

18.   STOCK CONVERSION

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

In connection with the Offering, the Bank established a liquidation account in an amount equal to its regulatory capital as of the latest practicable date prior to consummation of the Offering.

The Company's ability to pay dividends will be largely dependent upon dividends to the Company from the Bank. Pursuant to OTS regulations, the Bank will not be permitted to pay dividends on its capital stock or repurchase shares of its stock if its stockholders' equity would be reduced below the amount required for the liquidation account or if stockholders' equity would be reduced below the amount required by the OTS.

19.   SIGNIFICANT EVENT

On May 2, 1997, the Company's Board of Directors declared a special dividend of $2.50 per share. The dividend, payable
May 30, 1997, to shareholders of record as of May 16, 1997, totaled approximately $10.6 million.

20.   PARENT COMPANY FINANCIAL STATEMENTS

Separate condensed financial statements of Community Federal
Bancorp, Inc. (the "Parent Company") as of and for the year ended
September 30, 1997 and 1996 are presented below:



                Statement of Financial Condition
                  September 30, 1997 and 1996
                 (Dollar amounts in thousands)


                                      1997       1996
ASSETS:
Cash and cash equivalents           $ 5,902    $ 1,633
Securities available for
 sale                                11,260     17,091
Investment in subsidiary             48,604     45,163
ESOP loan receivable                  3,368      3,498
Premises and equipment                  811          0
Other assets                            313        388
Total assets                        $70,258    $67,773

LIABILITIES:
FHLB advances                       $10,500    $     0
Other liabilities                     1,195        635
Total liabilities                    11,695        635

STOCKHOLDERS' EQUITY:
Preferred stock                           0          0
Common stock                             46         46
Additional paid-in capital           45,113     45,006
Retained earnings                    13,714     22,512
Unearned compensation                (5,998)    (3,464)
Unrealized gain on securities
 available for sale, net              5,688      3,038
Total stockholder's equity           58,563     67,138
Total liabilities and
 stockholders' equity               $70,258    $67,773




                      Statement of Income
         For the Year Ended September 30, 1997 and 1996
                 (Dollar amounts in thousands)



                                          1997       1996
INTEREST INCOME:
Interest and dividends on
 securities available for sale           $  963     $  561
Interest income from subsidiary             415        207
Total income                              1,378        768

INTEREST EXPENSE                            232          0
Net interest income                       1,146        768
NONINTEREST EXPENSE:
Loss on sale of securities                   29          0
Other operating expenses                    165         24
INCOME BEFORE INCOME TAXES AND
 EQUITY IN UNDISTRIBUTED CURRENT
 YEAR SUBSIDIARY EARNINGS                   952        744

INCOME TAXES                                347        280
INCOME BEFORE EQUITY IN UNDISTRIBUTED
 CURRENT YEAR SUBSIDIARY EARNINGS           605        464

EQUITY IN UNDISTRIBUTED CURRENT
 YEAR SUBSIDIARY EARNINGS                 2,431      1,684
Net income                               $3,036     $2,148



                    Statement of Cash Flows
             For the Year Ended September 30, 1997
                 (Dollar amounts in thousands)


                                          1997       1996
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                               $3,036     $2,148
Equity in undistributed current
 year earnings of subsidiary             (2,431)    (1,684)
                                            605        464
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
Loss on sale of securities available
 for sale                                    29          0
Amortization of premiums and discounts,
 net                                         13          0
(Increase) decrease in other assets          75       (388)
Increase in other liabilities               530        635
Net cash provided by operating
 activities                               1,252        711
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the sale of available
 for sale securities                      5,397          0
Purchase of property and equipment         (811)         0
Purchase of securities available
 for sale                                (1,920)   (18,089)
Proceeds from maturities, principal
 collections and calls on securities
 available for sale                       2,682        708
Net cash used by investing activities     5,348    (17,381)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from FHLB advances, net         10,500          0
Contributions to stock plan trusts       (1,127)         0
Proceeds from issuance of common
 stock                                        0     41,368
Purchase of Bank's common stock               0    (22,532)
Payments received on ESOP loan              130        134
Dividends paid                          (11,834)      (667)
Net cash provided by financing
 activities                              (2,331)    18,303
NET INCREASE IN CASH AND CASH
 EQUIVALENTS                              4,269      1,633

CASH AND CASH EQUIVALENTS,
 beginning of year                        1,633          0
CASH AND CASH EQUIVALENTS,
 end of year                             $5,902     $1,633


Earnings are presented on a retroactive basis, recognizing earnings of the subsidiary for the year ended September 30, 1996.
This presentation is based on the accounting for the Conversion at historical cost, in a manner similar to that utilized in a pooling of interests.




Directors

Medford M. Leake                   Robert R. Black, Sr.
Chairman of the Board              Retired--Periodontist
President--Steel City Lumber Co.   Tupelo, MS
Birmingham, AL

Jim Ingram                         Michael R. Thomas
President and Chief Executive      President--Washington
  Officer                            Furniture Mfg., Inc.
Community Federal Bancorp, Inc./   Houlka, MS
Community Federal Savings Bank
Tupelo, MS

Charles V. Imbler, Sr.             Robert W. Reed III
President and Chief Executive      Account Executive--Reed
  Officer--Truck Center, Inc.        Mfg. Co.
Tupelo, MS                         Tupelo, MS

J. Leighton Pettis                 Officers
Ophthalmologist
Tupelo, MS                         Gill Simmons, Vice President
                                   Jack Johnson, Vice President
L.F. Sams, Jr.                     Mark Burleson, Vice President
Partner, Law Firm                  Terry Baker, Assistant Vice
Mitchell, McNutt, Threadgill,        President
Smith & Sams                       Lynda Riley, Treasurer
Tupelo, MS                         Judy Ballard, Secretary
                                   Sherry McCarty, Controller

Corporate Headquarters             Independent Public Accountants
333 Court Street                   Arthur Andersen LLP
Tupelo, MS 38801                   Birmingham, AL
(601) 842-3981

Transfer Agent                     Special Counsel
Registrar and Transfer Co.         Elias, Matz, Tiernan and
Cranford, NJ                         Herrick, LLP
(800) 368-5948                     Washington, DC


Listing of Common Stock            Special Counsel
Traded Over-the-Counter            Mitchell, McNutt, Threadgill,
NASDAQ National Market               Smith & Sams, PA
 System/ Symbol: CFTP              Tupelo, MS

                                   10-K Information
                                   This report is available to
                                   stockholders upon request to:
                                   The Controller
                                   PO Box F
                                   Tupelo, MS 38802
                                   (601) 840-0302



Annual Meeting

The 1998 Annual Meeting of the Stockholders of Community Federal
Bancorp, Inc. will be held at 5:00 p.m. on January 22, 1998, in the Lobby of Community Federal Savings Bank, 333 Court Street,
Tupelo, Mississippi.