Form 10-K, Exhibit 13
period 1998-09-30
COMMUNITY FEDERAL BANCORP INC
filed 1998-12-29
CIK 1004524

COMMUNITY FEDERAL BANCORP, INC.



               Consolidated Financial Statements
               as of September 30, 1998 and 1997
                         Together With
                        Auditors' Report






To Our Stockholders:

We are pleased to report record net income of $3,050,813 or $.72 per share, fully diluted, for the fiscal year ended September 30, 1998.

Community Federal also experienced another year of outstanding growth in loans and deposits. Net loans increased to $141,414,264, a gain of $14,079,306 or 11.1%. Total deposits rose to $144,801,613, an increase of $12,083,223 or 9.1%.  We believe this growth affirms our philosophy of offering traditional banking services to our customers in a warm, friendly environment.

Total assets showed dramatic growth from $215,937,823 on September 30, 1997 to $275,320,442 on September 30, 1998. This
extraordinary increase of 27.5% is partially as a result of our growth in core customer business. However, there is a special reason for the bulk of the increase, which is explained below.

You are aware that we have been aggressively managing our capital to maximize the return to you. In May of 1997, we paid a special dividend of $2.50 per share. During the fiscal year ended
September 30, 1998, we embarked on a stock repurchase program through which 310,500 shares were repurchased.

Beyond the special dividend and stock repurchase program, we implemented a growth program designed to leverage the Company's strong capital base. Essentially, we will be using deposit growth and advances from the Federal Home Loan Bank to fund the purchase of securities. This program should result in more net income and should improve return on stockholders' equity over time. We intend to implement this program with great care. Our new growth program helps explain our dramatic increase in total assets.

We are fortunate to operate in the dynamic Northeast Mississippi area. Our customer base is strong and growing, and it is served by a dedicated, friendly, professional staff. By providing high quality, personal service, our staff is building great relationships with our customers, which is translating into excellent growth and profitability for our company.

As stockholders, your support is critically important to our success. Please consider us for your banking needs. We are committed to building outstanding shareholder value, and we need your full support to accomplish this goal.

On behalf of our board and staff, I want to thank you for your continuing support of and investment in Community Federal.

Sincerely,



Jim Ingram
Chief Executive Officer



               SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA



                                       Year Ended September 30,
                                1998    1997    1996    1995    1994

INCOME STATEMENT DATA:
Total interest income          16,607  14,508  13,150  11,016  10,011
Total interest expense          9,573   7,024   6,950   6,267   6,438
  Net interest income           7,034   7,484   6,200   4,749   3,573
Provision for loan losses         235      20      20      30      25
  Net interest income
    after provision for
    loan losses                 6,799   7,464   6,180   4,719   3,548
Noninterest income              1,929     227     188     132     752
Noninterest expense             3,860   2,926   3,036   1,672   1,840
Income before income taxes      4,868   4,765   3,332   3,179   2,460
Provision for income taxes      1,817   1,728   1,184   1,144   1,012
Cumulative effect of change
 in accounting principle            0       0       0       0     131
Net income                      3,051   3,037   2,148   2,035   1,317

Earnings per share (1)
  Basic                          $.76    $.70    $.27     N/A     N/A
  Diluted                        $.72    $.70    $.27     N/A     N/A


                                        At September 30,
                          1998      1997      1996      1995      1994

BALANCE SHEET DATA:
Total assets             275,320   215,938   204,017   162,042  154,600
 Loans receivable, net   141,414   127,335   117,631    97,988   84,269
Securities:(2)
Available for sale       119,799    73,976    75,112    25,125      N/A
Held to maturity           2,742     4,157     4,756    33,837      N/A
Mortgage-backed and
 related securities(2)       N/A       N/A       N/A       N/A   33,755
Securities(2)                N/A       N/A       N/A       N/A   30,146
Deposits                 144,802   132,718   131,740   134,555  131,989
Stockholders' equity      57,565    58,563    67,139    23,427   20,394


                                       Year Ended September 30,
                                   1998   1997   1996   1995   1994

KEY OPERATING DATA:
Return on average assets            1.2%   1.5%   1.1%   1.3%   0.9%
Return on average equity            5.2    4.7    4.4    9.4    7.0
Average equity to average assets   23.6   30.9   26.2   13.6   12.4
Dividend payout ratio (1)          40.2  389.7   57.9    N/A    N/A
Number of offices                     2      2      1      1      1


(1) Earnings per share and dividend payout ratios are presented from the conversion date.

(2) Securities are presented in connection with the Company's adoption of Statement of Accounting Standards No. 115 as of October 1, 1994.



                    MARKET FOR COMMON STOCK
                AND RELATED STOCKHOLDER MATTERS

The Company's common stock began trading on the NASDAQ on March 26, 1996, under the symbol "CFTP." At September 30, 1998, there were 4,318,250 shares of the common stock outstanding and approximately 2,400 stockholders of record.

The payment of dividends on the Common Stock is subject to determination and declaration by the Board of Directors of the Company. The Board of Directors has adopted a policy of paying quarterly cash dividends on the Common Stock. In addition, from time to time, the Board of Directors may determine to pay special cash dividends in addition to, or in lieu of, regular cash dividends. The payment of future dividends will be subject to the requirements of applicable law and the determination by the Board of Directors of the Company based on the net income, capital, and financial condition of the Company and the Association, thrift industry trends, and general economic conditions justifying the payment of dividends, however there can be no assurance that dividends will be paid or, if paid, will continue to be paid in the future.

The following table sets forth information as to high and low sales prices of the Company's common stock and cash dividends per share of common stock for the calendar quarters indicated.


                     Price Per Share   Dividends Per Share
                     High        Low     Regular   Special
Fiscal 1998:
Fourth quarter     $17.7500    $14.000    $.080    $ .00
Third quarter       18.8750     17.250     .080      .00
Second quarter      20.8125     18.125     .080      .00
First quarter       22.0000     16.375     .075      .00

Fiscal 1997:
Fourth quarter     $18.7500    $17.250    $.075    $ .00
Third quarter       20.7500     16.875     .075     2.50
Second quarter      20.0000     16.750     .075      .00
First quarter       17.3750     13.375     .075      .00



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To Community Federal Bancorp, Inc.:


We have audited the accompanying consolidated statements of financial condition of Community Federal Bancorp, Inc. (a Delaware corporation) AND SUBSIDIARY as of September 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community Federal Bancorp, Inc. and Subsidiary as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

     ARTHUR ANDERSEN LLP




Birmingham, Alabama
October 8, 1998




                COMMUNITY FEDERAL BANCORP, INC.


         CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

               AS OF SEPTEMBER 30, 1998 AND 1997


                             ASSETS

                                          1998          1997

CASH AND DUE FROM BANKS                $ 2,978,714  $  3,886,874

FEDERAL FUNDS SOLD                         300,000             0
   Total cash and cash equivalents       3,278,714     3,886,874
INTEREST-BEARING DEPOSITS IN BANKS         792,000     1,550,129

SECURITIES AVAILABLE FOR SALE,
  at fair value                        119,799,017    73,976,278

SECURITIES HELD TO MATURITY, at
  amortized cost (estimated fair
  value of $2,760,651 and
  $4,122,225 respectively)               2,742,209     4,156,732

LOANS RECEIVABLE, net                  141,414,264   127,334,958

ACCRUED INTEREST AND DIVIDENDS
  RECEIVABLE                             1,523,400     1,239,777

PREMISES AND EQUIPMENT, net              2,944,000     3,318,561

OTHER ASSETS                             2,826,838       474,514

        Total assets                  $275,320,442  $215,937,823



LIABILITIES AND STOCKHOLDERS' EQUITY


DEPOSITS                               144,801,613  $132,718,390
FEDERAL HOME LOAN BANK ADVANCES         65,451,449    18,282,186
OTHER LIABILITIES:
Accrued interest payable                   682,350       731,619
Advances from borrowers for taxes
  and insurance                            427,879       424,356
Deferred income taxes payable            4,996,792     3,410,146
Accrued expenses and other liabilities   1,395,733     1,808,125
        Total liabilities              217,755,816   157,374,822
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, no par value;
  2,000,000 shares authorized;
  shares issued and outstanding--none            0             0
Common stock, par value $.01 per
  share; 10,000,000 shares authorized,
  4,628,750 shares issued                   46,288        46,288
Additional paid-in capital              45,210,144    45,113,004
Retained earnings                       15,487,717    13,714,336
Treasury stock, at cost, 310,500
  shares in 1998                        (5,545,540)            0
Unearned compensation                   (5,277,786)   (5,998,323)
Unrealized gain on securities
  available for sale, net                7,643,803     5,687,696
        Total stockholders' equity      57,564,626    58,563,001
        Total liabilities and
          stockholders' equity        $275,320,442  $215,937,823

The accompanying notes are an integral part of these statements.






                    COMMUNITY FEDERAL BANCORP, INC.


                   CONSOLIDATED STATEMENTS OF INCOME

         FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997, AND 1996


                                     1998          1997         1996
INTEREST INCOME:
Interest and fees on loans:
Mortgage loans                   $ 8,864,345  $ 9,010,094   $ 8,217,595
Consumer loans                     1,014,303      325,172       262,356
Commercial loans                     916,603      462,641       130,510
Interest and dividends
  on securities held to
  maturity                           196,129      265,859       824,987
Interest and dividends
  on securities available
  for sale                         5,279,983    4,163,866     3,249,772
Other interest income                335,920      280,980       464,598
      Total interest income       16,607,283   14,508,612    13,149,818
INTEREST EXPENSE:
Deposits                           7,176,109    6,649,961     6,930,124
Other borrowings                   2,397,313      374,366        19,410
      Total interest expense       9,573,422    7,024,327     6,949,534
      Net interest income          7,033,861    7,484,285     6,200,284

PROVISION FOR LOAN LOSSES            235,000       20,000        20,000
      Net interest income
        after provision for
        loan losses                6,798,861    7,464,285     6,180,284
NONINTEREST INCOME:
Gain on sale of securities
  available for sale, net          1,650,548        1,967        54,838
Loan servicing fees                  129,698       92,686        67,254
Other income                         149,127      132,348        65,656
      Total noninterest income     1,929,373      227,001       187,748
NONINTEREST EXPENSES:
Compensation and benefits          2,293,192    1,963,349     1,153,133
Special SAIF assessment                    0            0       863,835
Deposit insurance premium             87,400      123,616       317,896
Occupancy and equipment              251,693      144,382       134,745
(Gain) loss on real estate
  owned, net                          30,177        3,279       (15,119)
Loss on sale of loans, net            17,269        9,616             0
Other expenses                     1,180,145       682,401      580,990
      Total noninterest expenses   3,859,876     2,926,643    3,035,480
      Income before income taxes   4,868,358     4,764,643    3,332,552
PROVISION FOR INCOME TAXES         1,817,545     1,728,120    1,184,294
NET INCOME                       $ 3,050,813    $3,036,523   $2,148,258

EARNINGS PER SHARE
  Basic                                 $.76          $.70         $.27
  Diluted                               $.72          $.70         $.27

The accompanying notes are an integral part of these statements.


                COMMUNITY FEDERAL BANCORP, INC.


        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

     FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997, AND 1996



                            Additional
                  Common     Paid-In    Retained     Unearned
                   Stock     Capital    Earnings   Compensation

BALANCE,
 Sep 30, 1995   $     0  $         0  $21,030,744  $         0

Net income            0            0    2,148,258            0
Change in
 unrealized
 gain (loss)
 on securities,
 due to the
 reclassification
 of securities
 from held to
 maturity to
 available for
 sale, net           0            0            0             0
Issuance of
 common stock   46,288   44,954,433            0    (3,632,000)
Change in
 unrealized gain
 on securities
 available
 for sale, net       0            0            0             0
Amortization
 of unearned
 compensation        0       51,878            0       167,890
Dividends declared
 ($.15 per share)    0            0     (667,072)            0
BALANCE,
 Sep 30, 1996   46,288   45,006,311   22,511,930    (3,464,110)

Net income           0            0    3,036,523             0
Contributions to
 stock plan trusts   0      (16,922)           0    (3,065,278)
Change in unrealized
 gain on securities
 available for
 sale, net           0            0            0             0
Amortization of
 unearned
 compensation        0      123,615            0       531,065
Dividends declared
 ($2.80 per share)   0            0  (11,834,117)            0
BALANCE,
 September 30,
 1997           46,288   45,113,004   13,714,336    (5,998,323)

Net income           0            0    3,050,813             0
Contributions to
 stock plan
 trusts              0      (27,150)           0      (156,798)
Change in
 unrealized gain
 on securities
 available for
 sale, net           0            0            0             0
Amortization
 of unearned
 compensation        0      124,290            0       877,335
Purchase of
 treasury stock,
 at cost             0            0            0             0
Dividends declared
 ($.32 per share)    0            0   (1,277,432)            0
BALANCE,
 September 30,
 1998          $46,288  $45,210,144  $15,487,717   $(5,277,786)






                                        Unrealized
                                          Gain on
                                        Securities
                             Treasury    Available
                               Stock   for Sale, Net    Total

BALANCE, Sep 30, 1995    $         0    $2,396,156   $23,426,900

Net income                         0             0    2,148,258
Change in unrealized
 gain (loss) on
 securities, due to the
 reclassification
 of securities from held
 to maturity to
 available for sale, net           0       (28,115)      (28,115)
Issuance of common stock           0             0    41,368,721
Change in unrealized gain on
 securities available for
 sale, net                         0       670,436       670,436
Amortization of unearned
 compensation                      0             0       219,768
Dividends declared ($.15
 per share)                        0             0      (667,072)
BALANCE, Sep 30, 1996              0     3,038,477    67,138,896

Net income                         0             0     3,036,523
Contributions to stock
 plan trusts                       0             0    (3,082,200)
Change in unrealized gain
 on securities available
 for sale, net                     0     2,649,219     2,649,219
Amortization of unearned
 compensation                      0             0       654,680
Dividends declared
 ($2.80 per share)                 0             0   (11,834,117)
BALANCE, September 30, 1997        0     5,687,696    58,563,001

Net income                         0             0     3,050,813
Contributions to stock
 plan trusts                       0             0      (183,948)
Change in unrealized gain on
 securities available for
 sale, net                         0     1,956,107     1,956,107
Amortization of unearned
 compensation                      0             0     1,001,625
Purchase of treasury
 stock, at cost           (5,545,540)            0    (5,545,540)
Dividends declared
 ($.32 per share)                  0             0    (1,277,432)
BALANCE, September 30,
 1998                    $(5,545,540)   $7,643,803   $57,564,626



The accompanying notes are an integral part of these statements.

                    COMMUNITY FEDERAL BANCORP, INC.


                 CONSOLIDATED STATEMENTS OF CASH FLOWS

         FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997, AND 1996


                                       1998         1997        1996


CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net income                       $ 3,050,813   $3,036,523   $2,148,258
  Adjustments to reconcile net
   income to net cash provided
   by operating activities:
     Depreciation                      109,126       81,139      63,832
     Deferred income tax provision
       (benefit)                        28,874       71,401    (281,057)
     Amortization of deferred loan
       fees and costs, net              82,261       32,371      47,949
     Amortization of discounts and
       premiums of accretion,net     1,167,070      (48,587)    (84,616)
     Amortization of unearned
       compensation                  1,001,625      654,680     219,768
     Provision for losses on loans     235,000       20,000      20,000
     FHLB stock dividends             (136,000)     (75,000)    (72,589)
     (Gain)loss on sale of loans       (17,269)       9,616           0
     Gain on sale of securities
       available for sale, net      (1,650,548)      (1,967)    (54,838)
     Proceeds from sale of loans    (3,526,997    1,060,138           0
     (Gain) loss on sale of
       repossessed assets, net          30,177        3,279     (15,119)
     Changes in assets and liabilities:
          Decrease (increase)in other
            assets                  (2,214,544)       4,525    (171,199)
          Decrease (increase)in
            interest and dividends
            receivable                (283,623)    104,170     (184,782)
          Increase in income taxes
            payable                    604,725      71,652       53,588
          Increase (decrease)in
            accrued interest payable   (49,269)    115,197      (47,050)
          Increase (decrease)in
            accrued expenses and
            other liabilities         (658,248)   (446,868)   1,728,892
              Total adjustments     (5,277,640)  1,655,746    1,222,779
              Net cash provided by
               (used in) operating
                activities          (2,226,827)  4,692,269    3,371,037
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of
   repossessed assets                  453,502      13,000      190,000
  Proceeds from maturities and
   principal collections of
   securities held to maturity       1,417,819    590,329    1,921,600
  Proceeds from maturities,
   principal collections, and
   calls of securities available
   for sale                         42,196,340 12,998,115   13,165,134
  Proceeds from sales of
   securities available for sale     1,864,490  5,498,843    2,621,913
 (Purchase of) proceeds from
   maturities of interest-bearing
   deposits in banks, net              758,129    891,195     (692,324)
 (Purchase of) proceeds from
   sale of property and
   equipment, net                      265,435 (2,792,433)      (6,351)
  Investment in real estate owned      (41,535)    (7,064)      (2,031)
  Loan (originations) and principal
   repayments, net                 (11,432,225)(10,952,774)(19,744,689)
   Purchase of securities
   available for sale              (86,112,377)(13,132,359)(36,586,411)
  Purchase of securities held
   to maturity                               0           0    (559,141)
              Net cash used in
               investing
               activities          (50,630,422) (6,893,148)(39,692,300)
CASH FLOWS FROM FINANCING
 ACTIVITIES:
  (Decrease) increase in customer
   deposits, net                    12,083,223     977,957  (2,814,071)
  Proceeds from (repayments of)
   FHLB advances, net               47,169,263  18,282,186  (1,000,000)
  (Decrease) increase in advances
   from borrowers for taxes and
   insurance                             3,523     (20,428)     51,940
  Proceeds from stock offering               0           0  41,368,721
  Contributions to stock plan
   trusts                             (183,948) (3,082,200)          0
  Purchase of treasry stock,
   at cost                          (5,545,540)          0           0
  Dividends paid                    (1,277,432)(11,834,117)   (667,072)
             Net cash provided
               by financing
               activities           52,249,089   4,323,398  36,939,518
              Net increase
              (decrease) in cash
               and cash equivalents   (608,160)  2,122,519     618,255

CASH AND CASH EQUIVALENTS,
 beginning of year                   3,886,874   1,764,355   1,146,100
CASH AND CASH EQUIVALENTS,
 end of year                       $ 3,278,714  $3,886,874  $1,764,355

SUPPLEMENTAL CASH FLOW
 INFORMATION:
 Cash paid for:
  Interest on deposits and
   other borrowings                $ 9,622,691  $6,909,130  $7,049,843

  Income taxes                     $ 1,247,500  $1,668,000  $1,185,000

SUPPLEMENTAL NONCASH INVESTING
 AND FINANCING ACTIVITIES:
  Transfer of loans to
  repossessed assets               $   579,924  $  126,576  $   33,878

  Change in unrealized net gain
   on securities available
   for sale, net of deferred
   taxes                           $ 1,956,107  $2,649,219  $   642,321

  Transfer of securities from
   held to maturity to available
   for sale at fair value          $         0  $        0  $27,758,607


The accompanying notes are an integral part of these statements.



                COMMUNITY FEDERAL BANCORP, INC.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  SEPTEMBER 30, 1998 AND 1997



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization, Nature of Operations, and Principles of
Consolidation

Community Federal Bancorp, Inc. (the "Company") was incorporated in the State of Delaware in November 1995, for the purpose of becoming a holding company to own all of the outstanding capital stock of Community Federal Savings Bank (the "Bank") upon the Bank's conversion from a federally chartered mutual savings association to a federally chartered stock savings association (the "Conversion"). The Bank was converted to a federally chartered stock organization in November 1995, through the sale of all of its common stock to the Company. The accounting for the conversion is in a manner similar to that utilized in a pooling of interests (see Note 19).

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

Cash and Cash Equivalents

Cash and cash equivalents of $3,278,714 and $4,261,874 at September 30, 1998 and 1997, respectively, consist of cash on hand of $736,807 and $797,092 at September 30, 1998 and 1997,
respectively; cash due from and on deposit with other banks of $2,241,907 and $3,464,782 at September 30, 1998 and 1997,
respectively; and federal funds sold of $300,000 at September 30, 1998. The cash due from and on deposit with other financial institutions primarily consisted of an interest-bearing account with a correspondent bank.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand; amounts due from and on deposit with other banks, and federal funds. Federal funds are generally sold for one-day periods overnight.

Securities

Securities classified as securities held to maturity are carried at amortized cost, adjusted for amortization of premiums and accretion of discounts, using the level yield method over the estimated remaining life. The Company has the ability and management has the positive intent to hold these securities to maturity.

All securities not considered held to maturity have been designated as available for sale and are carried at fair value. The unrealized difference between amortized cost and fair value on securities available for sale is excluded from earnings and is reported, net of deferred taxes, as a component of equity. Securities available for sale includes securities that Management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes.

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

The Bank's loan portfolio consists primarily of one-to-four family residential mortgages and consumer installment loans that are evaluated collectively for impairment. The Bank had no loans designated as impaired under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114 at September 30, 1998 and 1997.

Loan Origination Fees and Related Costs

Loan fees and certain direct costs of loan origination are deferred, and the net fee or cost is recognized as an adjustment to interest income using the level yield method over the contractual life of the loan.

Real Estate Owned

Real estate owned includes properties sold under mortgage loans to facilitate sales of foreclosed properties. The recognition of gains and losses on the sale of real estate owned is dependent upon whether the nature and terms of the sale and future involvement of the Bank in the property meet certain requirements. If the transaction does not meet these requirements, income recognition is deferred and recognized under an alternative method in accordance with SFAS No. 66, Accounting for Sales of Real Estate.

Real estate owned is carried at the lower of the recorded investment in the property or the fair value of the property, less estimated costs of disposition. Any excess of the recorded investment in the loan over the fair value of the underlying property is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in the fair value of the asset, less costs of disposition below its carrying amount, result in a loss provision to increase the valuation allowance account. Increases in the fair value of the asset, less costs of disposition above its carrying amount, reduce the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Costs relating to improvement of the property incurred subsequent to acquisition are capitalized, whereas costs relating to the holding of property are expensed. The amounts expensed in fiscal years 1998, 1997, and 1996 were $6,366, $521, and $8,929, respectively. The amounts capitalized in 1998, 1997, and, 1996 were $41,535, $7,064, and $2,031, respectively.

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

Pending Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, Reporting of Comprehensive Income. This Statement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of financial statements. This Statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income, be reported in financial statements and are displayed with the same prominence as other financial statements. This Statement is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

In June 1997, FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application comparative information for earlier years is to be restated.

In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits. This Statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful and suggests combined formats for presentation of pension and other postretirement benefit disclosures. This Statement is effective for fiscal years beginning after December 15, 1997. Earlier application is encouraged. Restatement of disclosures for earlier periods provided for comparative purposes is required unless the information is not readily available, in which case the notes to the financial statements should include all available information and a description of the information not available.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement requires derivatives to be recorded in the balance sheet as either an asset or liability measured at its fair value. This Statement also requires that changes in derivatives' fair value be recognized currently in earnings unless specific hedge criteria are met. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

Management believes there will be no material effect on the consolidated financial statements from the adoption of these pronouncements.

Financial Statement Reclassification

The financial statements for prior years have been reclassified in order to conform with the 1998 financial statement presentation. The reclassification did not change total assets or net income in the prior year.


2.  SECURITIES AVAILABLE FOR SALE

The amortized cost, gross unrealized gains and losses, and estimated fair value of securities available for sale at September 30, 1998 and 1997 are summarized as follows:


                                           1998
                                        Gross      Gross
                       Amortized     Unrealized  Unrealized   Estimated
                          Cost          Gains      Losses     Fair Value
U.S. government and
 federal agencies
 bonds and notes     $ 98,509,041  $   687,462  $(193,273)  $ 99,003,230
State and local
 bonds and notes          161,241       14,295          0        175,536
Total bonds and
 notes                 98,670,282      701,757   (193,273)    99,178,766
Equity securities:
 FNMA preferred         1,010,000       45,000          0      1,055,000
 FHLMC common             420,482    8,053,846          0      8,474,328
 FNMA common              572,331    3,728,172          0      4,300,503
 FHLB common            3,318,800            0          0      3,318,800
   Total equity
     securities         5,321,613   11,827,014          0     17,148,627
Mutual funds            3,478,377            0     (6,757)     3,471,620
   Total             $107,470,272  $12,528,775  $(200,030)  $119,799,017

                                           1997
                                        Gross      Gross
                       Amortized     Unrealized  Unrealized   Estimated
                          Cost          Gains      Losses     Fair Value
U.S. government and
 federal agencies
 bonds and notes      $57,768,977  $  244,065    $(166,253)  $57,846,789
State and local
 bonds and notes          682,787           0      (73,962)      608,825
Total bonds and
 notes                 58,682,787     244,065     (240,215)   58,455,614
Equity securities:
FNMA preferred          1,010,000      32,400            0     1,042,400
FHLMC common              457,926   5,935,838            0     6,393,765
FNMA common               734,975   3,194,225            0     3,929,200
FHLB common             1,319,500           0            0     1,319,500
   Total equity
    securities          3,522,402   9,162,463            0    12,684,865
Mutual funds            2,828,377       7,422            0     2,835,799
   Total              $64,802,543  $9,413,950    $(240,215)  $73,976,278



The amortized cost and fair value of debt securities available for sale by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                  September 30, 1998
                                Amortized      Estimated
                                  Cost         Fair Value

Due in one year or less      $  3,159,182   $  3,171,452
Due from one to five years      7,637,028      7,609,734
Due from five to ten years     16,541,501     16,705,481
Due after ten years            71,332,600     71,692,103
                               98,670,311     99,178,770
Equity securities               5,321,613     17,148,627
Mutual funds                    3,478,377      3,471,620
Total                        $107,470,301   $199,799,017


Gross realized gains on the sale of securities available for sale totaled $1,665,533 and $43,468, and gross realized losses totaled
$14,985 and $41,501 at September 30, 1998 and 1997, respectively.


3.   SECURITIES HELD TO MATURITY

The amortized cost, gross unrealized gains and losses, and estimated fair values of securities designated as held to maturity at September 30, 1998 and 1997 are summarized as follows.


                                         Gross      Gross
                           Amortized  Unrealized  Unrealized  Estimated
1998:                         Cost       Gains      Losses    Fair Value
U.S. government and
 federal agencies
 bonds and notes          $2,742,209    $19,924    $(1,482)   $2,760,651
     Total                $2,742,209    $19,924    $(1,482)   $2,760,651
1997:
U.S. government and
 federal agencies
 bonds and notes          $4,156,732       0     $ (34,507)  $4,122,225
     Total                $4,156,732       0     $ (34,507)  $4,122,225


U.S. government and federal agencies bonds and notes designated as held to maturity at September 30, 1998 bear interest at fixed and adjustable rates ranging from 5.5% to 7.0%. These bonds and notes contractually mature at various dates ranging from April 2001 to July 2023.

The carrying value and fair value of debt securities held to maturity by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                  September 30, 1998
                                Carrying    Estimated
                                  Value     Fair Value

Due from one to five years     $1,001,276   $1,004,290
Due from five to ten years      1,249,043    1,265,954
Due after ten years               491,890      490,407
                               $2,742,209   $2,760,651


4.  LOANS RECEIVABLE, NET

Loans receivable at September 30, 1998 and 1997 are summarized as follows:




                                          1998           1997
Mortgage loans:
 Principal balances:
  Secured by 1-4 family residences    $116,674,242  $108,628,196
    Secured by multifamily and
    nonresidential properties            5,821,402     6,081,926
  Construction loans                     4,587,375     3,147,984
                                       127,083,019   117,858,106

  Less:
    Undisbursed portion of
      mortgage loans                     1,799,338     1,388,223
    Total mortgage loans               125,283,681   116,031,946

Commercial loans:
 Principal balances:
   Other                                 1,208,796     2,837,058
   Real Estate                          10,840,608     4,495,165

Consumer loans:
 Principal balances:
   Other                                 4,984,542     4,560,789
   Real Estate                             305,660             0

Total loans                            142,623,287   128,362,895
  Less allowance for loan losses           756,285       590,000
  Unearned discounts and net
  deferred loan origination fees           452,738       437,937
Loans receivable, net                 $141,414,264  $127,334,958


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

Activity in the allowance for loan losses is summarized as follows:

                                  1998       1997       1996

Balance at beginning of year    $590,000   $572,000   $552,000
Provision charged to income      235,000     20,000     20,000
Charge-offs                       68,715      2,000          0
Recoveries                             0          0          0
Balance at end of year          $756,285   $590,000   $572,000



The Bank had loans on nonaccrual status at September 30, 1987 and 1976 in the amounts of approximately $831,000 and $969,000, respectively. Interest income forgone on nonaccrual loans was approximately $17,000 and $50,000 for fiscal years 1998 and 1997, respectively.

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

6.  ACCRUED INTEREST AND DIVIDENDS RECEIVABLE

Accrued interest and dividends receivable at September 30, 1998 and 1997 are as follows:


                                      1998        1997

Securities available for sale     $           $  472,199
Securities held to maturity                       21,504
Loans receivable                                 729,505
Other                                             16,569
    Total                                     $1,239,777




7.    PREMISES AND EQUIPMENT, NET

Premises and equipment at September 30, 1998 and 1997 are summarized as follows:

                                        1998          1997

Land                                $  947,917    $1,322,912
Building and improvements            1,898,417     1,847,918
Furniture, fixtures, and equipment     757,581       715,273
     Total                           3,603,915     3,886,103
Less accumulated depreciation          659,915       567,542
Premises and equipment, net         $2,944,000    $3,318,561



8.    DEPOSITS

Deposits at September 30, 1998 and 1997, and the related ranges of interest rates payable for deposits at September 30, 1998, are summarized as follows:



                                 1998                  1997
                          Amount    Percent     Amount    Percent

NOW accounts, 0% to
  5.00%               $ 14,092,613    9.73%   13,391,564   10.09%
Savings accounts,
  2.75%                  6,754,054    4.67     6,741,456    5.08
                        20,846,667   14.40    20,133,020   15.17
Certificates of deposit:
4% to 4.99%             14,418,107    9.96    15,965,857   12.03
5% to 5.99%             63,792,916   44.05    61,189,886   46.11
6% to 6.99%             45,629,034   31.51    35,322,441   26.61
7% to 7.99%                114,889     .08       107,186     .08
                       123,954,946   85.60   112,585,370   84.83
   Total              $144,801,613  100.00%  132,718,390  100.00%



The aggregate amounts of jumbo certificates of deposit with a minimum balance of $100,000 were approximately $36,396,989 and $37,353,716 at September 30, 1998 and 1997, respectively. Deposits in excess of $100,000 are not federally insured.

Scheduled maturities of certificates of deposit at September 30, 1998 are as follows:



Years ending September 30:
1999                         $105,205,697
2000                           11,419,550
2001                            5,795,318
2002                            1,434,891
2003                               99,489
       Total                 $123,954,945



Interest expense on deposits for the years ended September 30, 1998, 1997, and 1996 is summarized as follows:


                              1998          1997          1996

Savings accounts          $  185,456    $  187,628    $  260,564
NOW accounts                 422,613       402,199       360,598
Certificates of deposit    6,568,040     6,060,134     6,308,962
    Total                 $7,176,109    $6,649,961    $6,930,124



9. EARNINGS PER SHARE

In 1998, the Company adopted SFAS No. 128, Earnings Per Share. effective December 15, 1997. Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended September 30, 1998, 1997, and 1996. Diluted earnings per share for the years ended September 30, 1998, 1997, and 1996, were computed by dividing net income by the weighted average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the Management Recognition Plan ("MRP") and the Stock Option Plan, based on the treasury stock method using an average fair market value of the stock during the respective periods. As a result, the Company's reported earnings per share for 1997 and 1996 were restated. Earnings per share for the period from March 25, 1996, the date of Conversion, to September 30, 1996, have been computed based on the earnings during that period and on the weighted average number of shares of common stock and common stock equivalents outstanding during that period. The weighted average number of shares used for the period from March 25, 1996 through September 30, 1996, was 4,265,638.

The following table represents the earnings per share calculations for the years ended September 30, 1998, 1997, and 1996 accompanied by the effect of this accounting change on previously reported earnings per share:




                                                        Per Share
                                   Income     Shares      Amount

1998:
Net income                       $3,050,813
Basic earnings per share:
   Income available to common
     shareholders                 3,050,813  4,013,858     $.76
Dilutive securities:
   Management recognition
     plan shares                          0    140,915
   Incentive stock option
     plan shares                          0     57,220
Diluted earnings per share:
   Income available to common
     shareholders plus assumed
     conversions                 $3,050,813  4,211,992     $.72

1997:
Net income                       $3,036,253
Basic earnings per share:
   Income available to common
     shareholders                $3,036,253  4,215,679    $.72

Dilutive securities:
   Management recognition
     plan shares                          0     86,555
   Incentive stock option
     plan shares                          0     51,151
Diluted earnings per share:
   Income available to common
     shareholders plus
     assumed conversions         $3,036,253  4,353,385    $.70

1996:
Net income from March 25, 1996   $1,152,177
Basic and diluted earnings
  per share:
   Income available to common
     shareholders                 1,152,177  4,265,638    $.27


Changes in previously reported earnings per share were as follows for the years ended September 30, 1997 and 1996:


                                         1997     1998

Earnings per share, as reported          $.70     $.27
Earnings per share, as amended:
   Basic                                  .72      .27
   Diluted                                .70      .70




10.   COMPENSATION AND EMPLOYEE BENEFITS

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

The following sets forth the plan's funded status and amounts recognized in the Bank's statement of financial condition at September 30, 1998 and 1997:


                                            1998        1997
Actuarial present value of
  benefit obligations:
Accumulated benefit
  obligation:
     Vested                             $2,346,986   $2,011,979
     Nonvested                              59,397       55,209
Total                                    2,406,383    2,067,188
Additional benefit based on
  estimated future salary levels           516,496      567,359
Projected benefit obligation for
  service rendered to date               2,922,879    2,643,547
Plan assets at fair market value         2,372,912    2,254,819
Unfunded projected benefit obligation     (549,967)    (388,728)
Unrecognized net loss from past
  experience different from that
  assumed and effects of changes in
  assumptions                                525,550    364,104
Unrecognized net transition obligation
  (asset from adoption of SFAS No. 87)
   being amortized over 20 years            (100,083)  (109,181)
Unfunded pension cost liability
  (included in other liabilities)       $    124,500 $  133,805



The components of net periodic pension expense for the years ended September 30, 1998, 1997, and 1996 are as follows:




                                       1998      1997      1996
Service cost--benefits earned
 during the period                  $ 72,863  $ 63,033  $ 57,591
Interest cost on the projected
 benefit obligation                  172,438   156,320   147,926
Actual return on plan assets         (93,825) (200,378) (120,002)
Net asset gain (loss) during
 the period deferred for
 later recognition                   (62,839)    9,779    13,507
Amortization of unrecognized
 net obligation                       (9,098)   (9,098)   (9,098)
Net periodic pension cost           $ 79,539  $ 19,656  $ 89,924

Assumptions used to develop
 the net periodic pension
 cost were:
    Weighted average discount
      rate                              6.50%     6.50%    6.50%
    Weighted average rate of
      compensation increase             5.00      5.00     5.00
    Weighted average expected
      long-term rate of return
      on plan assets                    4.00      4.00     4.00


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

For fiscal year 1997 and 1996, the projected benefit obligations related to the DRP were approximately $496,000 and $483,000; the accumulated benefit obligations, which were accrued for and included in "accrued expenses and other liabilities," were approximately $325,000 and $309,000; and the service costs were approximately $33,000 and $53,000, respectively. The weighted average discount rate used was 6.5% for 1998 and 1997.

Employment Agreement

The Company has 36-month employment agreements with its Chief Executive Officer and its President. These agreements provide that if their employment under the agreements is terminated by the Company without cause or if they terminate their employment for good reason, they shall be paid approximately three times their salary.


11.   STOCK-BASED COMPENSATION PLANS

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

Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for the year ended September 30:





                              1998           1997
Net income:
  As reported              $3,050,813     $3,036,523
  Pro forma                 2,436,936      2,745,844

Earnings per share:
  As reported:
     Basic                       $.76           $.70
     Diluted                      .72            .70
  Pro forma:
     Basic                        .61            .63
     Diluted                      .57            .63


Because the SFAS No. 123 method of accounting has not been applied to options granted prior to March 25, 1996, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

At September 30, 1998, unearned compensation related to the Option Plan has not been recorded, as the Company has not purchased shares of the Company's common stock to fund the Option Plan Trust. A summary of the status of the Company's stock option plan at September 30, 1998 and 1997 and the changes during the year then ended is as follows:


                                  1998               1997
                                     Weighted           Weighted
                                      Average            Average
                                     Exercise           Exercise
                             Shares    Price    Shares    Price
Outstanding at beginning
  of year                   440,859   $15.42         0   $ 0.00
    Granted
    Forfeitures              22,016    15.10   440,859    15.42
    Exercised                     0     0.00         0     0.00
Outstanding at end
  of year                   462,875   $15.41   440,859   $15.42

Exercisable at end
  of year                    92,875   $15.41         0   $ 0.00

Weighted average fair
  value of the options
  granted                     $6.80              $6.92




At September 30, 1998, 440,859 of the 462,875 options outstanding have exercise prices between $15.19 and $15.94 with a weighted average exercise price of $15.42 and an average remaining contractual life of 8.5 years. The remaining 22,016 options outstanding at September 30, 1998, consist of options granted during fiscal 1998 and have exercise prices between $14.50 and $16.38, with a weighted average exercise price of $15.10 and an average remaining contractual life of 9.5 years. Of the options granted in fiscal 1998 and 1997, 4,703 and 88,172 options, respectively, are exercisable as of September 30, 1998.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998 and 1997, respectively: risk-free interest rates of 6.07% and 5.12% for 1998 and 6.76% and 6.70% for 1997; expected life of the options is 20% per year over the next five years and expected volatility of 24% in 1998 and 21% in 1997; and dividend yields of 2% in 1998 and 30% in 1997.

12.   INCOME TAXES

The provisions (benefit) for income taxes for the years ended
September 30, 1998, 1997, and 1996, were as follows:


                   1998          1997        1996
Current:
  Federal      $1,623,894    $1,500,326   $1,324,389
  State           164,777       156,393      140,962
                1,788,671     1,656,719    1,465,351
Deferred           28,874        71,401     (281,057)
      Total    $1,817,545    $1,728,120   $1,184,294



The differences between the provisions for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes at September 30, 1998, 1997, and 1996 were as follows:



                                     1998         1997       1996
Expected income tax expense
 at federal tax rate             $1,655,242   $1,619,979  $1,133,068
Increase (decrease) resulting
 from:
   State income tax, net            110,519      107,588      75,840
   Dividend received deduction      (52,377)     (55,452)    (47,997)
   Tax-exempt interest income             0            0      (5,798)
   Other                            104,161       56,005      29,181
                                 $1,817,545   $1,728,120  $1,184,294

Effective income tax rate               37%          36%         35%


Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability as of September 30, 1998 and 1997 relate to the following:


                                            1998          1997

Book allowance for loan loss           $  288,148    $   224,200
Retirement plan                           131,093        123,580
Accrued bonuses                            27,031         54,792
Employee benefit plans                    185,035        201,805
Other                                      44,298         50,902
Deferred tax asset                        675,605        655,279

Unrealized gain on securities
  available for sale                   (4,684,912)    (3,486,038)
Tax bad debt reserve in excess
  of base year                           (255,993)      (324,778)
FHLB dividends                           (181,446)      (129,766)
Accretion of bond discount                (40,938)       (37,667)
Deferred loan fees and costs, net         (97,474)       (49,857)
Depreciation                              (40,343)       (23,502)
Other                                     (12,393)       (13,817)
Deferred tax liability                 (5,313,499)    (4,065,425)
Net deferred tax liability            $(4,637,894)   $(3,410,146)


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

13.   FEDERAL HOME LOAN BANK ADVANCES

The Company uses Federal Home Loan Bank ("FHLB") advances as an alternative to funding sources with similar maturities such as certificates of deposit or other deposit programs. The Company is required by its blanket floating lien agreement with the FHLB to pledge its portfolio of first mortgage collateral, demand deposit accounts, capital stock, and certain other assets. These advances generally offer more attractive rates when compared to other traditional financing options and are flexible, allowing the Company to quickly obtain the necessary maturities and rates that best suit the Company's overall asset/liability policy.

The following table summarizes information concerning FHLB advances at September 30:


                                          1998       1997
                                          (In thousands)
Ending balance                          $65,451    $18,282
Average balance                          41,178      6,944
Maximum month-end balance during year    65,451     18,282
Average rate paid                          5.30%      5.93%


Scheduled maturities of FHLB advances as of September 30, 1998 were as follows (in thousands):

Due in less than one year          $39,000
Due from one to five years           5,000
Due from five to ten years          15,750
Due after ten years                  5,701
                                   $65,451

14.   REGULATORY MATTERS

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

Actual capital amounts and ratios are presented in the table below for the Bank:



                                                     To Be Well
                                                  Capitalized Under
                                    For Capital   Prompt corrective
                       Actual    Adequacy Purpose  Action Provision
                    Amount  Ratio  Amount  Ratio    Amount   Ratio
                     ($)     (%)     ($)     (%)      ($)      (%)
September 30,1998

Total Capital
 (To risk weighted
  Assets)          44,003   40.6   8,672    8.0    10,840    10.00

Tier 1 (core)
  capital (to risk
  weighted assets) 43,247   39.9     N/A    N/A     6,504     6.0
Tier 1 (core)
  capital (to
  adjusted total
  assets)          43,247   16.5   7,840    3.0    13,066     5.0

Tangible Capital
 (to adjusted
  total assets)    43,247   16.5   3,920    1.5       N/A     N/A

September 30, 1997

Total capital
 (to risk weighted
  assets)          43,555   47.5   7,335    8.0     9,169    10.0

Tier 1 (core)
  capital (to risk
  weighted assets) 42,965   46.9     N/A    N/A     5,502     6.0

Tier 1 (core)
  capital (to
  adjusted total
  assets)          42,965   21.5   6,000    3.0     9,999     5.0

Tangible Capital
 (to adjusted
  total assets)    42,965   21.5   3,000    1.5       N/A     N/A

The following table is a reconciliation of the Bank's stockholder's equity to tangible, Tier 1, and risk-based capital as required by the OTS:

                                      1998       1997
                                       (In thousands)
Stockholder's equity               $ 50,876   $ 48,604
Unrealized gain on securities
 available for sale                  (7,629)    (5,639)
Tangible and Tier 1 capital          43,247     42,965
Allowance for loan losses               756        590
Total risk based capital           $ 44,003   $ 43,555

Total assets                       $273,631   $205,627
Adjusted total assets               261,327    199,988
Total risk weighted assets          108,401     91,693


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


15.   COMMITMENTS AND CONTINGENCIES

Loan Commitments

At September 30, 1998, the Bank had outstanding commitments to originate loans in the amount of $4,523,134. Of these outstanding amounts, commitments of $2,239,584 were at fixed rates ranging between 7% and 9.25%; terms for these outstanding commitments are up to 360 days. Commitments to extend credit include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments are the same as those for extensions of credit that are recorded on the statement of financial condition.

Litigation

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Company.


16.   INTEREST RATE SENSITIVITY

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

17.   FAIR VALUE OF FINANCIAL INSTRUMENTS

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


Federal Home Loan Bank Advances

The fair values of the Company's FHLB advances are based on quoted market prices of similar instruments or estimates using the Company's incremental borrowing rates for similar types of instruments.


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

Many of the Company's assets and liabilities are short-term financial instruments whose carrying amounts reported in the statement of condition approximate their fair values. These items include cash and due from banks, interest-bearing bank balances, interest receivable and payable, and similar assets. The estimated fair values of the Company's remaining on-balance sheet financial instruments as of September 30, 1998 and 1997, are summarized below:

                                1998                 1997
                         Carrying  Estimated  Carrying Estimated
                           Value   Fair Value   Value  Fair Value
Financial Assets:
Securities available
  for sale               107,470     119,799   73,976    73,976
Securities held to
  maturity                 2,742       2,761    4,157     4,122
Loans, net               141,414     142,461  127,335   127,123
Financial Liabilities:
Deposits                 144,802     144,237  132,718   132,599
FHLB advances             65,451      64,398   18,282    18,213


SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.


18.   FDIC ASSESSMENT

The deposits of the Bank are currently insured by the Savings Association Insurance Fund ("SAIF"). Both the SAIF and the Bank Insurance Fund ("BIF"), the federal deposit insurance fund that covers the deposits of state and national banks and certain state savings banks, are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The BIF achieved the required reserve rate, and, as discussed below, the FDIC reduced the average deposit insurance premium paid by BIF-insured banks to a level substantially below the average premium paid by savings institutions. Banking legislation was enacted September 30, 1996 to eliminate the premium differential between SAIF-insured institutions and BIF-insured institutions. The FDIC Board of Directors established a special assessment necessary to recapitalize the SAIF at 65.7 basis points of SAIF assessable deposits held by affected institutions as of March 31, 1995. Based upon its level of SAIF deposits as of March 31, 1995, the Bank recorded its special assessment of approximately $864,000 during the year ended September 30, 1996. Upon recapitalization of the SAIF, premiums paid by SAIF-insured institutions were reduced. The legislation also provides for the merger of the BIF and the SAIF, with such merger being conditioned upon the prior elimination of the thrift charter.



19.   STOCK CONVERSION

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

20.   SIGNIFICANT EVENT

On May 2, 1997, the Company's Board of Directors declared a special dividend of $2.50 per share. The dividend, payable
May 30, 1997, to shareholders of record as of May 16, 1997, totaled approximately $10.6 million.

21.   PARENT COMPANY FINANCIAL STATEMENTS

Separate condensed financial statements of Community Federal
Bancorp, Inc. (the "Parent Company") as of and for the year ended
September 30, 1997 and 1996 are presented below:

                Statement of Financial Condition
                  September 30, 1997 and 1996
                 (Dollar amounts in thousands)


                                      1998       1997
ASSETS:
Cash and cash equivalents           $ 2,147    $ 5,902
Securities available for
 sale                                 1,192     11,260
Investment in subsidiary             50,876     48,604
ESOP loan receivable                  3,255      3,368
Premises and equipment                  436        811
Other assets                              8        313
Total assets                        $57,914    $70,258

LIABILITIES:
FHLB advances                       $     0    $10,500
Other liabilities                       349      1,195
Total liabilities                       349     11,695

STOCKHOLDERS' EQUITY:
Preferred stock                           0          0
Common stock                             46         46
Additional paid-in capital           45,210     45,113
Retained earnings                    15,488     13,714
Treasury stock, at cost              (5,546)         0
Unearned compensation                (5,277)    (5,998)
Unrealized gain on securities
 available for sale, net              7,644      5,688
Total stockholder's equity           57,565     58,563
Total liabilities and
 stockholders' equity               $57,914    $70,258



                      Statement of Income
         For the Year Ended September 30, 1998 and 1997
                 (Dollar amounts in thousands)



                                           1998       1997
INTEREST INCOME:
Interest and dividends on
 securities available for sale          $   452     $  963
Interest income from subsidiary             393        415
Dividends from subidiary                  3,500          0
Total income                              4,345      1,378

INTEREST EXPENSE                            377        232
Net interest income                       3,968      1,146
NONINTEREST EXPENSE:
Loss on sale of securities                    0         29
Other operating expenses                    127        165
INCOME BEFORE INCOME TAXES AND
 DISTRIBUTION (IN EXCESS OF)
 UNDER EQUITY BASIS EARNINGS
 OF SUBSIDIARY                            3,841        952

INCOME TAXES                                107        347
INCOME BEFORE DISTRIBUTIONS
 (IN EXCESS OF) UNDER EQUITY
 BASIS EARNINGS OF SUBSIDIARY             3,734        605

DISTRIBUTIONS (IN EXCESS OF)
 UNDER EQUITY BASIS EARNINGS
 OF SUBSIDIARY                             (683)     2,431
Net income                               $3,051     $3,036




                    Statement of Cash Flows
         For the Year Ended September 30, 1998 AND 1997
                 (Dollar amounts in thousands)


                                          1998       1997
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                               $ 3,051    $3,036
Distribution (in excess of) under
 equity basis earnings of subsidiary         683    (2,431)
                                                       605
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
Loss on sale of securities available
 for sale                                      0        29
Amortization of premiums and discounts,
 net                                         (39)       13
Decrease in other assets                     305        75
Increase in other liabilities               (825)       530
Net cash provided by operating
 activities                                3,175      1,252
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the sale of available
 for sale securities                      10,804      5,397
(Purchase)sale of property and
 equipment,net                               375       (811)
Purchase of securities available
 for sale                                 (3,018)    (1,920)
Proceeds from maturities, principal
 collections and calls on securities
 available for sale                        2,266      2,682
Net cash provided by investing
 activities                               10,427      5,348
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (repayment of)FHLB
 advances, net                           (10,500)    10,500
Contributions to stock plan trusts          (147)    (1,127)
Purchase of treasury stock, at cost       (5,546)         0
Payments received on ESOP loan               113        130
Dividends paid                            (1,277)   (11,834)
Net cash provided by financing
 activities                              (17,357)    (2,331)
NET INCREASE(DECREASE)IN CASH
 AND CASH EQUIVALENTS                     (3,755)     4,269

CASH AND CASH EQUIVALENTS,
 beginning of year                         5,902      1,633
CASH AND CASH EQUIVALENTS,
 end of year                             $ 2,147     $5,902

Earnings are presented on a retroactive basis, recognizing earnings of the subsidiary for the years ended September 30, 1998 and 1997. This presentation is based on the accounting for the Conversion at historical cost, in a manner similar to that utilized in a pooling of interests.





MANAGEMENET'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS


General

Community Federal Bancorp, Inc. (the "Company") was incorporated under the laws of Delaware effective March 25, 1996. The Company is classified as a unitary savings institution holding company and is subject to regulation by the Office of Thrift Supervision ("OTS").

The Company is the sole shareholder of Community Federal Savings Bank (the "Bank"). The Bank was organized in 1933 as a federally chartered mutual savings and loan association. In that year, it became a member of the Federal Home Loan Bank ("FHLB") system and obtained federal deposit insurance. Today the Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC").

The Bank's primary market area includes Lee County and its six contiguous counties, which it serves from two Tupelo locations. The Bank's business strategy centers around the concept of operating as a profitable, community-oriented organization dedicated to providing high-quality products and service to this market. As part of this strategy, the Bank pursues the following concepts.

Emphasis on Traditional Banking Products. Traditionally, the Bank has focused on originating a portfolio of one-to-four family residential first mortgage loans in its primary market area. In recent years, the Bank has added consumer and commercial loan products and has experienced outstanding growth in delivering these loans to its customers. Historically, the major sources of funds have been savings deposits and certificates of deposit. In recent years, checking accounts for consumers and businesses have been offered by the Bank.

Management of Interest Rate Risk. The Bank has actively sought to reduce vulnerability of its operations to changes in interest rates by managing the imbalance between its interest-earning assets and interest-bearing liabilities with shorter-term and more liquid securities and other investments. To achieve this goal, the Bank has invested new funds from deposit growth, earnings and funds from repayments of loans and securities into mortgage-backed securities and collateralized mortgage obligations and government-related securities with a maturity or average life of five years or less. Moreover, the consumer and commercial loans that the Bank recently began to originate has added additional shorter-term loans that will be held in the Bank's loan portfolio.

Emphasis on Asset Quality. Management believes that high asset quality is a key to long-term financial success. As a result, the loans which are emphasized by the Bank and its related policies and practices are intended to be of high quality. At September 30, 1998, the Bank's non-performing assets, which consist of non-accrual loans, accruing loans greater than 90 days delinquent and real estate acquired through foreclosure or by deed-in-lieu thereof, amounted to $1.1 million or .40% of the Bank's total assets. Total charge offs were $68,715 or .05% of average loans for the fiscal year ended September 30, 1998.

Utilization of Capital. It is the Company's policy to maintain a prudent, adequate level of capital. Presently, the Company's capital far exceeds the level established by regulatory guidelines. In September of 1997, the Company embarked on a growth program designed to leverage the Company's capital to a higher degree. The program involves the use of new deposits and borrowings from the FHLB to fund the purchase of securities. The goal of this program is to increase net income and improve the return on shareholders' equity.


Financial Condition Review

At September 30, 1998, the Company's assets totaled $275 million, as compared to $216 million at September 30, 1997. Total assets increased by $59 million, or 27.5%, from September 30, 1997 to September 30, 1998.

Major uses of funds were loans and investment securities. Overall net loan growth in 1998 was $14 million, up 11.1% from $127.3 million at September 30, 1997 to $141.4 million at September 30, 1998. Consumer loans increased $729,000 or 16% from $4.6 million at September 30, 1997 to $5.3 million at September 30, 1998. Commercial loans increased $4.7 million or 64.3% to $12 million at September 30, 1998, compared to $7.3 million at September 30, 1997. Mortgage loans increased $8.8 million or 7.6% from $116.5 million at September 30, 1997 to $125.2 million at September 30, 1998.

The securities portfolio is utilized to provide a quality investment alternative for available funds as well as a stable source of interest income. Investment securities, along with mortgage-backed and related securities, totaled $122.5 million at September 30, 1998, an increase of $44.4 million or 56.8% from $78.1 million at September 30, 1997. The portfolio mix at September 30, 1998 consisted of 83.2% U.S. Government and federal agencies bonds and notes, 14% equity securities and 2.8% mutual funds.

Major sources of funds are deposits and advances from the Federal Home Loan Bank. During the fiscal year ended September 30, 1998, total deposits increased by $12.1 million or 9.1% to $144.8 million, compared to $132.7 million at September 30, 1997. The deposit mix has remained substantially unchanged with the exception of a slight shift toward more time deposits.

The Company used advances from the FHLB to leverage the purchase of mortgage-backed and related securities during the fiscal year ended September 30, 1998. Advances from FHLB amounted to $65.5 million at September 30, 1998, an increase of $47.2 million over September 30, 1997.

At September 30, 1998, stockholders' equity totaled $57.6 million or 20.9% of assets. This represents a decrease of $998,000 or 1.7%, compared to September 30, 1997. The Company entered a stock repurchase program in early 1998, which is recorded as treasury stock and, in turn, reduced stockholders' equity by $5.5 million. During fiscal 1998, the Company paid regular dividends of $.32 per share amounting to $1.3 million. Net income continued to be a strong contributor to stockholders' equity during fiscal 1998 as the Company's net income amounted to $3.1 million. In addition, the amortization of unearned compensation increased stockholders' equity by $1 million and realized gains on securities available for sale increased $2 million.

Results of Operations

Net Income. The Company had consolidated net earnings of $3.1 million for the fiscal year ended September 30, 1998, representing a return on average assets of 1.2%, a return on average equity of 5.2%, and basic earnings per share of $.76 and fully diluted of $.72. For the fiscal year ended September 30, 1997, the Company's net income amounted to $3.0 million or fully diluted earnings per share of $.70 compared to $2.1 million for the fiscal year ended September 30, 1996. Net income for 1996 was materially affected by the $864,000 ($535,000, net of tax benefit), one-time special assessment of 65.7 basis points on SAIF insured deposits as of March 31, 1995. But for this event, the Company's net income for fiscal 1996 would have been $2.6 million as compared to the $2.1 reported in the consolidated statements of income.

Net Interest Income. Net interest income is the largest component of the Company's net income and is determined by the difference between the yields earned on its interest-earning assets and the rates paid on interest-bearing liabilities. Changes in net income can be broken down into two components, the change in earning assets, less the change in average interest bearing liabilities, and the change in net interest spread. Net interest income was $7.0 million, $7.5 million, and $6.2 million for the years ended September 30, 1998, 1997, and 1996, respectively. The $450,000 decrease for fiscal 1998 is a combination of the two components. Net interest margin decreased to 2.87% from 3.65% for fiscal 1997, and average interest earning assets increased $40 million or 19.5%, while average interest bearing liabilities increased $46 million or 32.9%. The net interest margin for fiscal 1997 increased 24 basis points to 3.65% from 3.41% for fiscal 1996. The main reason for the increase in net interest income for fiscal year 1997 compared to fiscal 1996 can be attributed to the $22.8 million increase in average interest earning assets while there was only a slight increase of $4 million in average interest bearing liabilities.

Total interest income increased $2.1 million or 14.5% from $14.5 million at September 30, 1997 to $16.6 million at September 30,
1998. Total interest income increased $1.4 million or 10.3% from September 30, 1996 to September 30, 1997.

Total interest expense increased $2.5 million or 36.3% to $9.5 million at September 30, 1998 from $7 million at September 30,
1997.  At September 30, 1997, total interest expense increased
$74,000 or 1.1% over September 30, 1996.

Provision for Loan Losses. The Bank's provision for loan losses was $235,000 for the fiscal year ended September 30, 1998 compared to $20,000 each during fiscal 1997 and 1996. Provisions for loan losses are charged to earnings to bring the total allowance to a level deemed appropriate by management based on the volume and type of lending conducted by the Bank. Provision in fiscal 1998 was made in order to adjust the allowance for the outstanding growth of the consumer and commercial loan portfolio as well as the mortgage loan portfolio. At September 30, 1998, the reserve for loan losses amounted to $756,000 or .53% of total loans outstanding, which is an amount that management considers to be sufficient to protect against loan loss inherent in the portfolio.

Non-Interest Income. Non-interest income for September 30, 1998 was $1.9 million, a $1.7 million increase, compared to fiscal 1997. In an effort to maximize earnings on assets, management sold equity securities for a gain of $1.6 million. The sales proceeds were reinvested in higher yielding loans and securities. The remainder of the growth was in the other income category for service release premiums on fixed rate mortgage loans that were sold and increased fee income. Non-interest income for fiscal 1997 was $227,000, an increase of $39,000, compared to non-interest income of $188,000 in fiscal 1996, which was mainly increased fee income.

Non-Interest Expense. Non-interest expense increased $933,000 to $3.9 million in fiscal 1998 compared to fiscal 1997.
Compensation and benefits increased $330,000 to $2.3 million due primarily to expenses associated with the valuation of stock released from the Employee Stock Ownership Plan and increased participation in benefit plans. General and administrative expense accounted for the remaining $218,000 increase. Non-interest expense decreased $109,000 to $2.9 million in fiscal 1997, compared to fiscal 1996. The primary reasons for the decrease were attributed to the one-time special assessment of $864,000 to recapitalize the SAIF in 1996, the $194,000 decrease in regular deposit insurance premiums; offset by the $810,000 increase in compensation and benefits resulting from an increase in personnel, merit raises, the Employee Stock Ownership Plan and Management Recognition Plan, and $101,000 increase in other general expenses.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering change in relative purchasing power over time due to inflation.

Changing prices generally have an impact on interest rates, which can affect the Bank's earning stream and the market valuation of its assets.

Year 2000 Problem

The Company is aware of the issue associated with the programming code in existing computer systems as the Year 2000 approaches. The Year 2000 issue is the result of computer programs being written to store and process data using two digits rather than four to define the applicable year. Computer programs that have time sensitive coding may recognize a date using "00" as the year 1900 rather than the year 2000. Systems that do not properly recognize such information could generate erroneous data or cause systems to fail.

The Bank has conducted a review of its computer systems to identify the systems that could be affected by the Year 2000 Issue and has developed an implementation plan to resolve the issue. The majority of the Bank's data processing is provided by a third party service bureau. The service bureau is actively involved in resolving Year 2000 issues and has provided the Bank with frequent updates regarding its progress. The service bureau has advised the Bank that it has resolved the majority of thee Year 2000 issue. The Bank tested the service bureau's system for Year 2000 compliance during November of 1998. The Bank presently believes that, based on the progress and testing of the Bank's service bureau, the Year 2000 problem will not pose significant operational problems for the Bank's computer system. The total cost of Year 2000 projects are not estimated to be material to the financial performance of the Company.

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

The table also presents information for the periods indicated and at September 30, 1998 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.



                                       Year Ended September 30,
                                                1998
                                      Average            Yield
                                       Balance  Interest  /Rate

Interest-earning assets:
Loans receivable, net                 $136,626   $10,795  7.90%
Securities:
Available for sale                      98,230     5,280  5.38
Held to maturity                         3,513       196  5.58
Other interest-earning  assets(1)        6,401       336  5.25
   Total interest-earning assets       244,770    16,607  6.78
Non-interest-earning assets              5,386
   Total assets                       $250,156
Interest-bearing liabilities:
Transaction accounts                  $ 23,641       608  2.57
Certificates of deposit                115,413     6,568  5.69
Borrowings                              45,263     2,397  5.30
   Total interest-bearing
     liabilities                       184,317     9,573  5.19
Non-interest-bearing
 liabilities                             6,841
   Total liabilities                   191,158
Equity                                  58,998
   Total liabilities and equity       $250,156

Net interest income;
 interest rate spread                             $7,034  1.59%
Net interest margin (2)                                   2.87%
Average interest-earning
 assets to average
 interest-bearing liabilities                           132.80%



                                          Year Ended September 30,
                                                    1997
                                          Average            Yield
                                          Balance  Interest  /Rate
Interest-earning assets:
Loans receivable, net                    $123,610  $ 9,797   7.93%
Securities:
Available for sale                         71,645    4,164   5.81
Held to maturity                            4,542      266   5.86
Other interest-earning assets(1)            5,001      281   5.62
   Total interest-earning assets          204,798   14,508   7.08
Non-interest-earning assets                 3,132
   Total assets                          $207,930
Interest-bearing liabilities:
Transaction accounts                     $ 19,959  $   589   2.95
Certificates of deposit                   111,745    6,061   5.42
Borrowings                                  6,945      374   5.39
   Total interest-bearing liabilities     138,649    7,024   5.07
Non-interest-bearing liabilities            5,024
   Total liabilities                      143,673
Equity                                     64,257
   Total liabilities and equity          $207,930

Net interest income;interest rate spread           $ 7,484   2.02%
Net interest margin (2)                                      3.65
Average interest-earning assets to
 average interest-bearing liabilities                      147.71



                                          Year Ended September 30,
                                                    1996
                                         Average             Yield
                                         Balance  Interest   /Rate
Interest-earning assets:
Loans receivable, net                   $104,425   $ 8,610   8.25%
Securities:
Available for sale                        56,340     3,249   5.77
Held to maturity                          11,998       825   6.88
Other interest-earning assets(1)           9,242       465   5.03
   Total interest-earning assets         182,005    13,149   7.22
Non-interest-earning assets                5,214
   Total assets                         $187,219
Interest-bearing liabilities:
Transaction accounts                    $ 26,507       621   2.79
Certificates of deposit                  107,848     6,309   5.85
Borrowings                                   250        19   7.60
   Total interest-bearing liabilities    134,605     6,949   5.16
Non-interest-bearing liabilities           3,531
   Total liabilities                     138,136
Equity                                    49,083
   Total liabilities and equity         $187,219

Net interest income;interest rate spread            $6,200   2.06%
Net interest margin (2)                                      3.41
Average interest-earning assets to
 average interest-bearing liabilities                      135.21%


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


                                       Year Ended September 30,
                                        1998 Compared to 1997
                                Increase      Increase       Total
                               (Decrease)    (Decrease)     Increase
                               Due to Rate  Due to Volume  (Decrease)
Interest-Earning Assets:
Loans                             $ (30)        $1,028       $  998
Securities:
  Available for sale               (283)         1,399        1,116
  Held to maturity                  (12)           (58)         (70)

Other interest-earning assets       (17)            72           55
Total interest-earning assets     $(342)         2,441        2,099

Interest-Bearing Liabilities:
  Transaction accounts              (44)            63           19
  Certificates of deposit           304            203          507
  Borrowings                         (6)         2,029        2,023
  Total interest-bearing
    liabilities                     254          2,295        2,549
Increase (decrease) in
  net interest income             $(596)        $  146       $ (450)



                                       Year Ended September 30,
                                        1997 Compared to 1996
                                Increase      Increase       Total
                               (Decrease)    (Decrease)     Increase
                               Due to Rate  Due to Volume  (Decrease)
Interest-Earning Assets:
Loans                            $ (317)       $1,504        $1,187
Securities:
  Available for sale                 26           889           915
  Held to maturity                 (108)         (451)         (559)

Other interest-earning assets        63          (247)         (184)
Total interest-earning assets    $1,695         1,695         1,359

Interest-Bearing Liabilities:
  Transaction accounts             (659)          627           (32)
  Certificates of deposit          (492)          244          (248)
  Borrowings                         (4)          359           355
  Total interest-bearing
    liabilities                  (1,155)        1,230            75
Increase (decrease) in
  net interest income            $  819        $  465         $ 465



                                       Year Ended September 30,
                                        1996 Compared to 1995
                                Increase      Increase       Total
                               (Decrease)    (Decrease)     Increase
                               Due to Rate  Due to Volume  (Decrease)
Interest-Earning Assets:
Loans                            $  463        $1,106        $1,569
Securities:
  Available for sale               (158)        1,085           927
  Held to maturity                   77          (684)         (607)
Other interest-earning assets       (12)          256           244
Total interest-earning assets       370         1,763         2,133

Interest-Bearing Liabilities:
  Transaction accounts              (61)          133            72
  Certificates of deposit           948          (209)          739
  Borrowings                         37          (166)         (129)
  Total interest-bearing
    liabilities                     924          (242)          682
Increase (decrease) in
  net interest income            $ (554)       $2,005        $1,451


Liquidity and Capital Resources

The Company continues to maintain a high level of liquid assets in order to meet its funding requirements. At September 30, 1998, the Company had approximately $3.3 million in cash on hand and interest-bearing deposits in other banks, which represented 1.2% of total assets. At September 30, 1998, the Company's level of liquid assets, as measured for regulatory compliance purposes was 66%, or $94.8 million, in excess of the minimum liquidity requirement of 4%.

At September 30, 1998, the Savings Bank had $50.9 million of total equity or 18.6% of total assets. The Savings Bank continues to exceed its regulatory capital requirements ratios at September 30, 1998. Tangible and core capital were $43.2 million, which represented 16.5% of adjusted total assets and risk-based capital was $44 million which represented 40.6% of total risk-weighted assets at September 30, 1998. Such amounts exceeded the minimum required ratios of 1.5%, 3%, and 8%, respectively. At September 30, 1998, the Savings Bank continued to meet the definition of a "well-capitalized" institution, the highest of the five categories under the FDICIA prompt corrective action standards.


Directors

Medford M. Leake                   Robert R. Black, Sr.
Chairman of the Board              Retired--Periodontist
President--Steel City Lumber Co.   Tupelo, MS
Birmingham, AL

Jim Ingram                         Michael R. Thomas
Chief Executive Officer            President--Washington
Community Federal Bancorp, Inc./     Furniture Mfg., Inc.
Community Federal Savings Bank     Houlka, MS
Tupelo, MS

Charles V. Imbler, Sr.             Robert W. Reed III
President and Chief Executive      Account Executive--Reed
  Officer--Truck Center, Inc.        Mfg. Co.
Tupelo, MS                         Tupelo, MS

J. Leighton Pettis                 H. Lewis Whitfield
Ophthalmologist                    President
Tupelo, MS                         Community Federal Bancorp, Inc
                                   Community Federal Savings Bank
                                   Tupelo, MS
L.F. Sams, Jr.
Partner, Law Firm
Mitchell, McNutt, Threadgill,
 Smith & Sams
Tupelo, MS
                                   Officers
                                   Jim Ingram, CEO
                                   H. Lewis Whitfield, President
                                   Gill Simmons, Vice President
                                   Jack Johnson, Vice President
                                   Mark Burleson, Vice President
                                   Sherry McCarty, CFO
                                   Terry Baker, Assistant Vice
                                     President
                                   Lynda Riley, Treasurer
                                   Judy Ballard, Secretary


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

                                   10-K Information
                                   This report is available to
                                   stockholders upon request to:
                                   The Chief Financial Officer
                                   PO Box F
                                   Tupelo, MS 38802
                                   (601) 840-0302



Annual Meeting

The 1999 Annual Meeting of the Stockholders of Community Federal
Bancorp, Inc. will be held at 5:00 p.m. on January 21, 1999, in the Lobby of Community Federal Savings Bank, 333 Court Street,
Tupelo, Mississippi.