Form 10-K/A, Exhibit 13
period 1998-09-30
COMMUNITY FEDERAL BANCORP INC
filed 1999-08-05
CIK 1004524

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

                    COMMUNITY FEDERAL BANCORP, INC.


                 CONSOLIDATED STATEMENTS OF CASH FLOWS

         FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997, AND 1996


                                       1998         1997        1996


CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net income                       $ 3,050,813   $3,036,523   $2,148,258
  Adjustments to reconcile net
   income to net cash provided
   by operating activities:
     Depreciation                      109,126       81,139       63,832
     Deferred income tax provision
       (benefit)                        28,874       71,401     (281,057)
     Amortization of deferred loan
       fees and costs, net              82,261       32,371       47,949
     Amortization of discounts and
       premiums of accretion,net       195,962      (48,587)     (84,616)
     Amortization of unearned
       compensation                  1,001,625      654,680      219,768
     Provision for losses on loans     235,000       20,000       20,000
     FHLB stock dividends             (136,000)     (75,000)     (72,589)
     Loss on sale of loans, net         17,269        9,616            0
     Gain on sale of securities
       available for sale, net      (1,650,548)      (1,967)     (54,838)
     (Gain) loss on sale of
       repossessed assets, net          30,177        3,279      (15,119)
     Changes in assets and liabilities:
          Decrease (increase)in other
            assets                  (2,214,544)       4,525     (171,199)
          Decrease (increase)in
            interest and dividends
            receivable                (283,623)     104,170     (184,782)
          Increase in income taxes
            payable                    604,725       71,652       53,588
          Increase (decrease)in
            accrued interest payable   (49,269)     115,197      (47,050)
          Increase (decrease)in
            accrued expenses and
            other liabilities         (658,248)    (446,868)   1,728,892
              Total adjustments     (2,687,213)     595,608    1,222,779
              Net cash provided by
                operating activities   363,600    3,632,131    3,371,037
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of
   repossessed assets                  453,502       13,000      190,000
  Proceeds from maturities and
   principal collections of
   securities held to maturity       1,404,319      590,329    1,921,600
  Proceeds from maturities,
   principal collections, and
   calls on securities available
   for sale                         43,180,945   12,998,115   13,165,134
  Proceeds from sales of
   securities available for sale     1,864,490    5,498,843    2,621,913
 (Purchase of) proceeds from
   maturities of interest-bearing
   deposits in banks, net              758,129      891,195     (692,324)
  Purchase of securities available
   for sale                        (86,112,374) (13,132,359) (36,586,411)
  Purchase of securities held to
   maturity                                  0            0     (559,141)
 (Purchase of) proceeds from
   sale of property and
   equipment, net                     (109,565)  (2,417,433)      (6,351)
  Investment in real estate owned      (41,535)      (7,064)      (2,031)
  Loan (originations) and principal
   repayments, net                 (14,993,760)  (9,892,636) (19,744,689)
            Net cash used in
               investing
               activities          (53,595,849)  (5,458,010) (39,692,300)
CASH FLOWS FROM FINANCING
 ACTIVITIES:
  (Decrease) increase in customer
   deposits, net                    12,083,223      977,957   (2,814,071)
  Proceeds from (repayments of)
   FHLB advances, net               47,169,263   18,282,186   (1,000,000)
  (Decrease) increase in advances
   from borrowers for taxes and
   insurance                             3,523      (20,428)      51,940
  Proceeds from stock offering               0            0   41,368,721
  Contributions to stock plan
   trusts                             (183,948)  (3,082,200)           0
  Purchase of treasry stock,
   at cost                          (5,545,540)           0            0
  Dividends paid                    (1,277,432) (11,834,117)    (667,072)
             Net cash provided
               by financing
               activities           52,249,089    4,323,398   36,939,518
              Net increase
              (decrease) in cash
               and cash equivalents   (983,160)   2,497,519      618,255

CASH AND CASH EQUIVALENTS,
 beginning of year                   4,261,874    1,764,355    1,146,100
CASH AND CASH EQUIVALENTS,
 end of year                       $ 3,278,714   $4,261,874   $1,764,355

SUPPLEMENTAL CASH FLOW
 INFORMATION:
 Cash paid for:
  Interest on deposits and
   other borrowings                $ 9,622,691  $6,909,130  $7,049,843

  Income taxes                     $ 1,247,500  $1,668,000  $1,185,000

SUPPLEMENTAL NONCASH INVESTING
 AND FINANCING ACTIVITIES:
  Transfer of loans to
  repossessed assets               $   579,924  $  126,576  $   33,878

  Change in unrealized net gain
   on securities available
   for sale, net of deferred
   taxes                           $ 1,956,107  $2,649,219  $   642,321

  Transfer of securities from
   held to maturity to available
   for sale at fair value          $         0  $        0  $27,758,607


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

                                  September 30, 1998
                                Amortized      Estimated
                                  Cost         Fair Value

Due in one year or less      $  3,159,182   $  3,171,452
Due from one to five years      7,637,028      7,609,734
Due from five to ten years     16,541,501     16,705,481
Due after ten years            71,332,600     71,692,103
                               98,670,311     99,178,770
Equity securities               5,321,613     17,148,627
Mutual funds                    3,478,377      3,471,620
Total                        $107,470,301   $119,799,017


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

In the normal course of business, loans are made to officers, directors, and employees of the Company and subsidiary. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. Such loans do not involve more than the normal risk of collectibility, nor do they present other unfavorable features. As of September 30, 1998 and 1997, $3,083,622 and $2,081,135, respectively, of these loans were outstanding. During fiscal year 1998, $1,837,445 of new loans and advances were made, principal repayments totalled $834,958.
During fiscal year 1997, $1,078,541 of new loans and advances were made, principal repayments totaled $664,250.

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



The Bank had loans on nonaccrual status at September 30, 1998 and 1997 in the amounts of approximately $831,000 and $969,000, respectively. Interest income forgone on nonaccrual loans was approximately $17,000 and $50,000 for fiscal years 1998 and 1997, respectively.

5.    LOAN SERVICING

In 1984, the Bank sold first mortgage single-family residential loans to the Federal National Mortgage Association ("FNMA") with full recourse which are not included in the accompanying statements of financial condition. The total principal balances outstanding under these mortgages were $963,367, $1,518,887, and $2,212,865, at September 30, 1998, 1997, and 1996,respectively.
Custodial escrow balances maintained in connection with the foregoing loan servicing were $29,041, $37,115, and $45,805, at September 30, 1998, 1997, and 1996, respectively. In the event of default, the Bank must pay the principal and interest under default to FNMA. The Bank would bear the burden of foreclosure losses in the event of default. Because of the Bank's credit policies, foreclosure losses in the event of default have not been significant and losses under this recourse obligation are not expected to be significant. At September 30, 1997, none of these loans were past due 90 days or more. Accordingly, no provision has been made in the financial statements for any future losses that may result from this recourse arrangement.

6.  ACCRUED INTEREST AND DIVIDENDS RECEIVABLE

Accrued interest and dividends receivable at September 30, 1998 and 1997 are as follows:


                                      1998        1997

Securities available for sale     $  649,800  $  472,199
Securities held to maturity           13,736      21,504
Loans receivable                     855,809     729,505
Other                                  4,055      16,569
    Total                         $1,523,400  $1,239,777




7.    PREMISES AND EQUIPMENT, NET

Premises and equipment at September 30, 1998 and 1997 are summarized as follows:

                                        1998          1997

Land                                $  947,917    $1,322,912
Building and improvements            1,898,417     1,847,918
Furniture, fixtures, and equipment     757,581       715,273
     Total                           3,603,915     3,886,103
Less accumulated depreciation          659,915       567,542
Premises and equipment, net         $2,944,000    $3,318,561



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

The following table represents the earnings per share calculations for the years ended September 30, 1998, 1997, and 1996 accompanied by the effect of this accounting change on previously reported earnings per share:




                                                        Per Share
                                   Income     Shares      Amount

1998:
Net income                       $3,050,813
Basic earnings per share:
   Income available to common
     shareholders                 3,050,813  4,013,858     $.76
Dilutive securities:
   Management recognition
     plan shares                          0    140,915
   Incentive stock option
     plan shares                          0     57,220
Diluted earnings per share:
   Income available to common
     shareholders plus assumed
     conversions                 $3,050,813  4,211,992     $.72

1997:
Net income                       $3,036,253
Basic earnings per share:
   Income available to common
     shareholders                $3,036,253  4,215,679    $.72

Dilutive securities:
   Management recognition
     plan shares                          0     86,555
   Incentive stock option
     plan shares                          0     51,151
Diluted earnings per share:
   Income available to common
     shareholders plus
     assumed conversions         $3,036,253  4,353,385    $.70

1996:
Net income from March 25, 1996   $1,152,177
Basic and diluted earnings
  per share:
   Income available to common
     shareholders                 1,152,177  4,265,638    $.27


Changes in previously reported earnings per share were as follows for the years ended September 30, 1997 and 1996:


                                         1997     1996

Earnings per share, as reported          $.70     $.27
Earnings per share, as amended:
   Basic                                  .72      .27
   Diluted                                .70      .27




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

Expense related to the ESOP for the years ended September 30, 1998, 1997, and 1996 was approximately $432,000, $348,000, and
$220,000, respectively. Unearned compensation related to the ESOP was approximately $2,996,000 and $3,240,000 at September 30, 1998 and 1997, respectively, and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition. Unearned compensation is amortized into compensation expense based on employee services rendered in relation to shares which are committed to be released.

Unearned compensation is amortized into compensation expense based on employee services rendered in relation to shares which are committed to be released based on the fair value of shares. The difference between the fair value of shares committed to be released and the cost of those shares to the ESOP is credited to additional paid-in capital in accordance with Statement of Position 93-6 Employers' Accounting for Employee Stock Ownership Plans.

Contributions to the ESOP which will be used to repay the loan the Company made to the ESOP Trust to form the ESOP are debited to other assets. At September 30, 1998, approximately $2.4 million which will be used to repay the ESOP loan was included in other assets.

Management Recognition Plan

During fiscal 1997, the Bank established a MRP which purchased 174,450 shares of the Company's common stock on the open market subsequent to the Conversion. The MRP provides for awards of common stock to directors and officers of the Bank. The aggregate fair market value of the shares purchased by the MRP is considered unearned compensation at the time of purchase and compensation is earned ratably over the stipulated vesting period. The expense related to the MRP was approximately
$633,000 and $307,000 for 1998 and 1997, respectively. Unearned compensation related to the MRP was approximately $2,758,000 and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition.

Contributions to the MRP plan during 1998 and 1997 were for the purchase of shares for grants during the year. The amount of the contributions which equalled the share price on the date of grant was debited to unearned compensation. The difference between the share repurchase price and the price on the date of grant was debited to addition paid-in capital.

Contributions to the MRP, usually in the form of dividend equivalents, which will result in future compensation to the employees are debited to unearned compensation.

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


Directors' Retirement Plan

During fiscal 1993, the Bank established the Directors' Retirement Plan ("DRP") whereby directors or their beneficiaries will be provided specific amounts of quarterly retirement benefits for a period of ten years following retirement. Directors are eligible under the plan upon the completion of ten years of service. The related compensation expense for the DRP was $37,171, $33,199, and $52,791, for fiscal years 1998, 1997, and 1996, respectively. The related accrued compensation is included in "accrued expenses and other liabilities" in the accompanying consolidated statements of financial condition.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table which follows) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 1998, and 1997 that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 1998 and 1997, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table which follows.

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

At June 30, 1998, based on the most recent available information provided by the Office of Thrift Supervision ("OTS"), it was estimated, on an unaudited basis, that the Bank's net portfolio value ("NPV") (the net present value of the Bank's cash flows from assets, liabilities, and off-balance sheet items) would decrease 6%, 13%, 20%, and 27% and increase 5%, 6%, 7%, and 11%
in the event of 1%, 2%, 3%, and 4% increases and decreases in market interest rates, respectively. These calculations indicate that the Bank's NPV could be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. In order to mitigate its interest rate risk, the Bank maintains substantial capital levels that management believes are sufficient to sustain unfavorable movements in market interest rates.

17.   FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to Management as of September 30, 1998. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

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


Commitments to Extend Credit

The value of these unrecognized financial instruments is estimated based on the fee income associated with the commitments which, in the absence of credit exposure, is considered to approximate their settlement value. As no significant credit exposure exists and because such fee income is not material to the Company's financial statements at September 30, 1998 and 1997, the fair value of these commitments is not material.

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

21.   PARENT COMPANY FINANCIAL STATEMENTS

Separate condensed financial statements of Community Federal
Bancorp, Inc. (the "Parent Company") as of and for the year ended
September 30, 1998 and 1997 are presented below:

                Statement of Financial Condition
                  September 30, 1998 and 1997
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

The increase in other assets can be primarily attributed to a $2.4 million Contribution to the ESOP Trust which will be used to repay the loan the Company made to the ESOP Trust to form the ESOP.

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



                                       Year Ended September 30,
                                                1998
                                      Average            Yield
                                       Balance  Interest  /Rate

Interest-earning assets:
Loans receivable, net(3)              $136,626   $10,795  7.90%
Securities:
Available for sale                      98,230     5,280  5.38
Held to maturity                         3,513       196  5.58
Other interest-earning  assets(1)        6,401       336  5.25
   Total interest-earning assets       244,770    16,607  6.78
Non-interest-earning assets              5,386
   Total assets                       $250,156
Interest-bearing liabilities:
Transaction accounts                  $ 23,641       608  2.57
Certificates of deposit                115,413     6,568  5.69
Borrowings                              45,263     2,397  5.30
   Total interest-bearing
     liabilities                       184,317     9,573  5.19
Non-interest-bearing
 liabilities                             6,841
   Total liabilities                   191,158
Equity                                  58,998
   Total liabilities and equity       $250,156

Net interest income;
 interest rate spread                             $7,034  1.59%
Net interest margin (2)                                   2.87%
Average interest-earning
 assets to average
 interest-bearing liabilities                           132.80%



                                          Year Ended September 30,
                                                    1997
                                          Average            Yield
                                          Balance  Interest  /Rate
Interest-earning assets:
Loans receivable, net(3)                 $123,610  $ 9,797   7.93%
Securities:
Available for sale                         71,645    4,164   5.81
Held to maturity                            4,542      266   5.86
Other interest-earning assets(1)            5,001      281   5.62
   Total interest-earning assets          204,798   14,508   7.08
Non-interest-earning assets                 3,132
   Total assets                          $207,930
Interest-bearing liabilities:
Transaction accounts                     $ 19,959  $   589   2.95
Certificates of deposit                   111,745    6,061   5.42
Borrowings                                  6,945      374   5.39
   Total interest-bearing liabilities     138,649    7,024   5.07
Non-interest-bearing liabilities            5,024
   Total liabilities                      143,673
Equity                                     64,257
   Total liabilities and equity          $207,930

Net interest income;interest rate spread           $ 7,484   2.02%
Net interest margin (2)                                      3.65
Average interest-earning assets to
 average interest-bearing liabilities                      147.71



                                          Year Ended September 30,
                                                    1996
                                         Average             Yield
                                         Balance  Interest   /Rate
Interest-earning assets:
Loans receivable, net(3)                $104,425   $ 8,610   8.25%
Securities:
Available for sale                        56,340     3,249   5.77
Held to maturity                          11,998       825   6.88
Other interest-earning assets(1)           9,242       465   5.03
   Total interest-earning assets         182,005    13,149   7.22
Non-interest-earning assets                5,214
   Total assets                         $187,219
Interest-bearing liabilities:
Transaction accounts                    $ 26,507       621   2.79
Certificates of deposit                  107,848     6,309   5.85
Borrowings                                   250        19   7.60
   Total interest-bearing liabilities    134,605     6,949   5.16
Non-interest-bearing liabilities           3,531
   Total liabilities                     138,136
Equity                                    49,083
   Total liabilities and equity         $187,219

Net interest income;interest rate spread            $6,200   2.06%
Net interest margin (2)                                      3.41
Average interest-earning assets to
 average interest-bearing liabilities                      135.21%


(1)  Consists primarily of interest-bearing deposits in banks.
(2) Net interest margin is net interest income divided by average interest-earning assets.
(3)  Nonaccrual loans are included in loans receivable.


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